LOCAL STRENGTH, GROUP EXPERTISE

Annual Report 2002

Content

Financial Highlights	1
Letter from the Chairman and the CEO	2
Overview of Operating Companies	4
WHAT DRIVES OUR BUSINESS	6
Our Offer to Customers	8
Our Pursuit of Operational Excellence	10
Our Commitment to Our Associates	12
Our Efforts for Our Stakeholders	14
OUR BUSINESS IN 2002	16
Business Review*	18
United States	18
Belgium	22
Southern and Central Europe	24
Asia	26
Financial Review*	28
Operational Statistics	35
FINANCIALS	37
Financial Statements	38
Notes to Financial Statements	43
10-year Overview of Financials	62
ADDITIONAL INFORMATION*	64
MANAGEMENT AND SHAREHOLDERS	66
Management Structure	66
Corporate Governance*	70
Shareholder Information	73
Glossary	76

These chapters constitute the Director’s report

Profile

Delhaize Group is a Belgian international food retailer operating in 10 countries on three continents. Delhaize Group is listed on Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

At the end of 2002, Delhaize Group’s sales network consisted of 2,520 stores. In 2002, Delhaize Group posted EUR 20.7 billion in sales and cash earnings of EUR 336.3 million. Delhaize Group employs approximately 144,000 people.

Delhaize Group strives to achieve leading positions in food retailing in key mature and emerging markets. This is accomplished through strong local banners that build success by answering local consumer needs while benefiting from the Group’s size and successful practices. Delhaize Group goes to market with a variety of store formats tailored for local demand, of which the most common is the supermarket. The Group is committed to maintaining high social, environmental and ethical standards.

Financial Highlights

	(EUR in millions, except per share amounts)			% change vs prior year

	2002	2001	2000	2002	2001

RESULTS OF OPERATIONS
Sales	20,688	21,396	18,168	–3.3%	17.8%
EBITDA(1)	1,535	1,649	1,275	–6.9%	29.4%
Operating profit	807	921	739	–12.4%	24.6%
Cash earnings(1)	336	339	188	–0.8%	80.6%
Net earnings	178	149	161	19.3%	–7.0%

FINANCIAL POSITION
Total assets	10,840	12,086	10,398	–10.3%	16.2%
Group equity	3,563	3,752	2,874	–5.0%	30.5%
Net debt(1)	3,898	4,776	4,589	–18.4%	4.1%

PER SHARE INFORMATION (IN EUR)
Cash earnings(1)	3.65	4.26	3.61	–14.4%	18.2%
Net earnings	1.94	1.88	3.09	3.0%	–39.2%
Net dividend	0.66	1.08	1.02	–38.9%	5.9%
Shareholders’ equity	38.33	46.75	26.23	–18.0%	78.2%
Share price (year-end)	17.72	58.45	50.65	–69.7%	15.4%

RATIOS (%)
EBITDA margin(1)	7.4%	7.7%	7.0%	—	—
Operating margin	3.9%	4.3%	4.1%	—	—

OTHER INFORMATION
Capital expenditures	635	554	545	14.7%	1.6%
Number of sales outlets	2,520	2,444	2,310	3.1%	5.8%
Number of associates (thousands)	143.9	146.8	152.5	–2.0%	–4.2%
Weighted average number of shares (thousands)	92,068	79,494	52,023	15.8%	52.8%

(1) These are non-GAAP financial measures. For more information, see insert on page 28.

Dear Shareholder,

In 2002, Delhaize Group continued to grow its sales network by adding 76 stores for a total of 2,520 stores. This expansion resulted in positive organic sales growth of 2.1% adjusted for divestitures and currency fluctuations. We generated EUR 1.5 billion EBITDA in 2002, 7.4% of sales, one of the highest ratios in our industry. Cash earnings amounted to EUR 336.3 million, a reduction of 0.8%, and reported earnings grew 19.3%.

Noteworthy marketplace gains in 2002 included Delhaize Belgium’s successful implementation of a new, more attractive price position and commercial policy. In Greece, Alfa-Beta produced high sales growth following the integration of the recently acquired Trofo operations. Hannaford, our banner in the Northeast of the U.S., continued to be one of the strongest performing banners in the U.S. food retail industry.

However, at Food Lion and Kash n’Karry, our two other U.S. banners, sales were disappointing, falling short of our goals due to the weak U.S. economy and heavy competition. Combined with the sharply weaker dollar and the divestiture of Super Discount Markets this caused a decline in Group sales. This, in turn, decreased cash earnings per share.

Following a difficult year, we are reacting vigorously to the challenges we face. We have the strength of financial and management resources as well as leading market positions from which to foster future success and create shareholder value. Tough times test the character of an organization and force a focus on essential strategies. In this regard, the management and Board of Directors have identified four key priorities for Delhaize Group.

Our first focus point is profitable top-line growth in each of our banners because we are convinced that sustainable sales growth is the foundation of the future prosperity of our Company. Within each banner, we continue to seek the optimal price, assortment, convenience and format combination to best attract and serve customers. Differentiating our brands in each market and guaranteeing outstanding execution are the keys to customer loyalty and growth.

This customer-centered approach to store development has led to the highly successful ‘Festival for the Senses’ rollout at Hannaford and the leadership of Delhaize Belgium in innovative food retailing. Similarly, our customer focus is the basis of format development and continued improvements in service and assortment at Food Lion.

Our second priority is aggressive cost reduction. This effort will allow us to further strengthen our competitiveness by passing the savings on to our customers, while at the same time protecting our profitability. In January and February 2003, 42 under performing U.S. stores were closed, and we also decided earlier this year to streamline the management support structure of Food Lion. Initiatives in collective buying, information systems and the exchange of best practices will further contribute to the reduction of our costs.

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Thirdly, we continue to focus on debt reduction to regain financial flexibility for our Company. We are well on our way to meet our objective of a 100% net-debt-to-equity ratio by the end of 2003 for Delhaize Group. This will be achieved through the generation of significant free cash flow, in line with our USD 1 billion target in the period 2001-2003 for Delhaize America.

We will continue to generate significant free cash flow through our major initiatives in sales and cost. We are also sharply focused on disciplined use of working capital and capital expenditures and are actively evaluating our portfolio of assets to seize divesting opportunities or improve underperforming assets as appropriate.

Finally, we want to continue to improve the functioning of our company as a group, while staying faithful to the local identities of our operations. In 2002, we simplified our financial and management structure, resulting in a more efficient support to our operating companies. Every day we seize new opportunities to optimize our structure, take advantage of our multicultural backgrounds and skills and develop new synergies throughout our regions.

In 2002, we watched with great concern as the credibility of companies around the world suffered heavily due to a number of corporate scandals. Restoring public trust quickly must be a priority for all. At Delhaize Group, we celebrated our 135th birthday in 2002 and stand proud that during our entire existence, we have pursued our commercial activities in the context of ethical principles. We are committed to remain one of the leaders in this field and to provide transparency to all our stakeholders in everything we do.

We are confident in the future of our company. One of the best EBITDA margins in the industry, strong market share positions at most of our banners and our expertise in innovative food retailing justify this confidence. But we are also conscious of the challenges we must meet as outlined in our four priorities. Consequently, the Board of Directors will propose to the Annual Shareholders’ Meeting a net dividend of EUR 0.66. This proposal will help us meet our immediate challenges, while reflecting our continuing confidence in the Company’s future.

Finally, we want to thank everyone who showed loyalty and commitment to Delhaize Group in this challenging period: our associates, our customers and our shareholders. The management and the Board of Directors are confident that, with your continued support, we will fully leverage Delhaize Group’s strengths and hear the lion’s roar for many years.

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Businesses

Southern and Central Europe

From the early 1990s, Delhaize Group expanded to Southern and Central Europe. With activities in Greece, the Czech Republic, Slovakia and Romania, Delhaize Europe is a leading supermarket operator in these regions. At the end of 2002, Delhaize Group operated 225 stores in Southern and Central Europe, realizing EUR 1.2 billion sales, which is 5.6% of Delhaize Group's total sales.

- 90 supermarkets, 3 convenience stores and 11 cash & carry stores in Greece
- High-quality fresh products and service
- Broad geographical presence
- #2 in Greece

- 93 supermarkets and convenience stores in the Czech Republic and 16 supermarkets in Slovakia
- Focus on fresh products and services
- Strategic urban locations
- #1 in Prague

- 12 supermarkets in Romania
- Focus on fresh products
- Strong brand recognition
- #1 in Bucharest

Asia

Delhaize Group's Asian activities form the Group's most recent addition. The Group entered Asia in 1997. At the end of 2002, Delhaize Group operated 103 stores in three Asian countries: Thailand, Singapore and Indonesia. In 2002, the Asian activities of Delhaize Group posted EUR 218.1 million of sales, 1.1% of Delhaize Group's total sales.

- 34 supermarkets in Thailand
- Convenient discount stores
- Assortments tailored to local demand
- Focus on fresh products

- 33 supermarkets and 2 convenience stores in Singapore
- Every day low prices
- Special attention for fresh products
- #3 in Singapore

- 34 supermarkets in Indonesia
- Fresh products at every day low prices
- Neighborhood supermarkets
- #2 in Jakarta

Belgium
Southern and Central Europe
U.S.

Operating Profit

U.S.: 86.6%
Belgium: 15.2%
Southern and Central Europe: 1.8%
Asia: -0.6%

Belgium
Southern and Central Europe
Asia
U.S.

Number of Associates

U.S.: 76.3%
Belgium: 11.0%
Southern and Central Europe: 8.7%
Asia: 4.0%

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▶	OUR OFFER TO CUSTOMERS

▶	OUR PURSUIT OF OPERATIONAL EXCELLENCE

▶	OUR COMMITMENT TO OUR ASSOCIATES

▶	OUR EFFORTS FOR OUR STAKEHOLDERS

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Our Offer to Customers

- Locally Adapted Assortments
- Value for Money Spent
- Pleasant Shopping Experience

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Locally Adapted Assortments

Delhaize Group’s banners offer locally tailored assortments. Despite this approach, the assortments share the following common characteristics throughout the different banners:

▶	focus on perishable departments: fruit and vegetables, meat, delicatessen and bakery

▶	innovative meal solution offerings

▶	quality private label products

▶	a growing offering of natural, organic and ethnic products

Value for Money Spent

In 2002, Food Lion continued to reinforce its price leadership among its supermarket competitors. Delhaize Belgium abandoned all weekly price promotions in order to offer its customers consistent daily low prices. The same policy was already in use at Hannaford.

Through private label products, each banner provides its customers with quality products at competitive prices. In Belgium, private label products, offering the same quality as national brands at a 10% to 15% lower price, accounted for 31% of total sales. All banners in the U.S. and Europe reinforced their private label offering with the introduction of additional items. In Asia, Shop N Save introduced private label products in 2002.

Loyal customers receive additional value through the loyalty card programs at some banners. At the end of 2002, Delhaize Group’s banners had more than 13.8 million active loyalty cardholders, including 8.7 million at Food Lion and 2.8 million in Belgium.

Pleasant Shopping Experience

Shopping should be fun and easy. Customers demand easy store layout and fast shopping experience. In 2002, Food Lion accelerated the rollout of its self-scanning system and had it implemented in 50 stores by the end of the year. Customers reacted enthusiastically to Food Lion’s new, more convenient supermarket formats of 28,000 and 38,000 square feet, which allow faster shopping in a more pleasant environment. Delhaize Belgium continued the rollout of its successful convenience formats: Delhaize City, Delhaize Proxy and Shop’n Go. It also invested further in self-scanning. Alfa-Beta and Delvita also launched new convenience store formats.

In 2002, the Football World Cup was organized in Japan and South Korea. Additional merchandising tie-in efforts were made at Delhaize Belgium, at Alfa-Beta and in Asia. Delhaize Belgium added more Japanese products and dishes to its assortment. In Asia, customers were offered soccer balls, towels, T-shirts and caps during the Football Fair.

The Hispanic and Latino population is the fastest growing demographic group in the U.S. In order to better serve its Hispanic and Latino customers, Food Lion carries a large assortment of ethnic food items. In 2002, the company launched Spanish language flyers and bilingual in-store signage.

In 2002, ready-to-eat and ready-to-cook meals were a fast-growing category at all Delhaize Group banners. In 2002, Delhaize Belgium sold 16 million, or 50,000 a day, of them.

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Our Pursuit of Operational Excellence

- Purchasing
- Technology
- Supply Chain
- Food Safety

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Purchasing under the Best Conditions

Delhaize Group leverages its strong regional presence on three continents to realize major economies through collective purchasing. Food Lion and Hannaford reinforced their procurement cooperation to obtain the most competitive buying conditions in national brands, private label products and indirect goods. Delhaize Group’s European operations are member of the largest European buying organization, EMD. In 2002, the first EMD private label products were introduced in the Group’s European supermarkets. In the last quarter of 2002,the European activities of Delhaize Group started to exchange their private label products. Delhaize Group purchased direct and indirect goods in auctions through the World Wide Retail Exchange (WWRE). Throughout the Group, a growing number of indirect goods were purchased on the regional or global level.

Efficiency throughout the Supply Chain

An efficient supply chain reduces inventory levels and out-of-stocks, improves the freshness of products and decreases costs at distribution center and at store level. Delhaize Group is actively working with the World Wide Retail Exchange on Collaborative Planning Forecasting & Replenishment (CPFR), catalogues and item data synchronization. Multi-party standardization of data formats will enhance improved and closer cooperation between Delhaize Group and its suppliers, in order to make the supply chain more efficient. In 2002, Food Lion installed a new item management workflow leveraging the industry standards of UCCnet, while Delhaize Belgium is cooperating in the Belgian Central Data Bank, which creates one single catalogue to replace the multiple relationships between retailers and suppliers. In 2002, Food Lion introduced a new software system in its distribution centers, resulting in more accurate deliveries to the stores and a more efficient organization at the warehouse level. Hannaford started testing a picking system based on radio frequency and voice technology similar to the one used in one of Delhaize Belgium’s distribution centers.

Intelligent Use of Technology

Technology is a source of efficiencies on all levels of the organization and enhances the communication between headquarters, distribution centers and stores and among the different companies of the Group. It also increases customer convenience, e.g. through self-scanning. In order to leverage on its global expertise, Delhaize Group developed a “global point of sale” software, using touch-screen checkouts. This

Thanks to self-scanning, already widespread at Delhaize Belgium, customers can save time at the checkout. In the 47 Belgian Delhaize supermarkets that have self-scanning in place, a quarter of sales is realized through the system. In 2002, Food Lion implemented self-scanning in 35 additional stores, while Hannaford was testing the system.

Hannaford’s newly implemented wireless technology makes in-store operations significantly more efficient.

Delhaize Belgium focused on better cold chain management in order to obtain ISO certification for its cold chain in 2003.

system is currently being rolled out in stores at Hannaford and in Belgium. In 2002, Food Lion finished the upgrade of all its checkout systems and the rollout of new PCs in all its stores, creating a state-of-the-art platform for the implementation of PC-based software systems. The portal technology is more and more used as uniform interface bringing information closer to internal and external communities. Hannaford launched a retail manager portal, providing retail managers with daily information relevant to their job. Delhaize Belgium and Food Lion launched supplier portals.

Focus on Food Safety

Food safety and hygiene remain a major emphasis of Delhaize Group. The Group has worldwide food safety guidelines in place. In 2002, Delhaize Belgium launched its Control & Origin label, guaranteeing customers that they were buying fully controlled and traceable food. All Delhaize Group banners provide food safety training to their associates and have implemented systems and procedures to ensure their customers that they buy safe products in the best hygienic circumstances. Food Lion rolled out a computer-based food safety training system for its associates in 2002. Each month Food Lion stores receive a fact sheet reinforcing a specific food safety issue. Delhaize Group’s private label manufacturers are audited regularly, and their products are frequently tested.

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Our Commitment to Our Associates

- Focused Training
- Attractive Career Development
- Strong Recognition
- Local Empowerment

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Focused Training

Training creates opportunities for our associates and improves the quality of their work so they can better serve our customers. In 2002,more than 58,000 Delhaize Group associates received more than 800,000 hours of specialized training covering a wide variety of subjects: food safety, customer service, logistics, management skills, leadership, security, languages, diversity, ergonomics, and more. Food Lion started to implement a computer-based training system, based on Hannaford’s experience in this area.

Attractive Career Development

In tandem with the Company’s training efforts are many opportunities for internal promotion. Most operating companies have a career track program in place, allowing them to forecast and anticipate future workforce needs and prepare associates for future opportunities. More than 5,000 associates received internal promotions in 2002. In the Summer of 2002, Food Lion launched a mentoring program to allow young talented associates to learn from more experienced colleagues.

Strong Recognition

Delhaize Group pays its associates a fair salary, based on their position, experience and contribution and the local cost of living. Most Delhaize Group banners have associate recognition programs in place, rewarding associates for extraordinary performance. Associates are also recognized in their information needs through internal newsletters, intranets and emails. In January 2003, Food Lion launched an e-mail newsletter to its more than 1,200 store managers to keep them apprized of company and industry information.

Local Empowerment

Delhaize Group adheres to the subsidiary principle that responsibility and accountability have to reside on the level where they have the most effectiveness. Therefore, Delhaize Group’s operating companies are usually led by local management teams, who are most familiar with the local markets. At the same time, the Group structure provides centralized support to the local companies and focuses on optimally allocating financial and human resources according to the Group’s priorities.

For the fourth consecutive year, Delhaize Group held its international seminar for young managers of the different operating companies. The 2002 conference took place in Bruges, Belgium.

Food Lion started to roll out computer-based training in 2002. A similar system was already in place at Hannaford. It increases efficiency by providing cost-efficient individual training while at the same time maintaining a coherent program throughout the organization.

As one of its efforts to promote diversity, Food Lion developed a management training program aimed at new graduates of African-American colleges and universities. Food Lion CEO Rick Anicetti welcomes the participants in the Salisbury, North Carolina store support center.

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Our Efforts for Our Stakeholders

- A Cleaner Environment
- A Better Society
- Transparent Shareholder Communications

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Towards a Cleaner Environment

Delhaize Group is committed to support natural conservation initiatives and limit the negative impact of its operations and products on the environment. In 2002, the operating companies of Delhaize Group collected and recycled more than 200,000 tons of paper and cardboard and 5,500 tons of plastic. Energy reductions for the Group amounted to more than 125 million kilowatt hours in 2002. In 2002, Food Lion was named Energy Star Partner of the Year by the U.S. Environmental Protection Agency and received several energy and sustainability awards. Through its energy management program, the company decreased its energy consumption by 5% and its natural gas usage by 29% in 2002, while increasing total building square footage by 2.2%. In 2002, Alfa-Beta saved 1.8 million kilowatt hours through the implementation of energy management systems in 30 stores. Food Lion started a ceiling tile recycling program, resulting in the recycling of 2 million square feet of tiles (186,000 square meters), the equivalent of more than 26 soccer fields.

For a Better Society

Delhaize Group’s concern for people materializes in different initiatives and projects the Group’s operating companies undertake or support. In 2002, Delhaize Group’s operating companies donated more than EUR 30 million in money and products to community projects, such as food banks, the Red Cross, hospitals and education projects. In addition, in-store collections of money and food were organized by all banners. Delhaize Belgium collected 680 tons, or 78 trucks, of food products for the Food Banks. Food Lion was named America’s Second Harvest Regional Retailer of the Year. Hannaford was honored by the Association of Fundraising Professionals and received the “Outstanding Corporate Philanthropist Award”.

Transparent Shareholder Communications

As owners of the Company, shareholders are entitled to correct, proactive and transparent information from their Company. Delhaize Group is dedicated to meet the highest standards in reporting and disclosure of information. In 2002,Delhaize Group launched a completely remodeled website. It serves as a day-to-day interaction point for communications with the Delhaize Group shareholders. At the end of the year, the company published its first “Delhaize Group News”, a quarterly newsletter providing shareholders and other audiences with interesting and easy-to-read information on the Company. In 2002,the Delhaize Group’s investor relations efforts were recognized by the International Public Relations Association, which granted the Company a Certificate of Excellence for the introduction of its U.S. ADR Program.

Food Lion Thailand continued its efforts to offer meals to students in the north-eastern part of the country. Customers reacted enthusiastically on the in-store collections.

Delhaize Group News provides shareholders and other interested audiences with a quarterly update on the Company.

Cleaner cooling trucks in Belgium

In 2002, Delhaize Belgium introduced trucks cooled with carbon dioxide. This system, which is unique in Belgium, is better for:

•	the environment. The system uses CO2 instead of diesel. Thanks to the CO2 the use of freon is no longer necessary.

•	the neighbors. The new trucks make 60% less noise than their predecessors

•	our products. The new system reaches the desired temperature three times faster, resulting in a more reliable cold chain.

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	2002	2001**	change
Number of stores	1,485	1,459	+26
Sales*	15,019.6	14,890.4	+0.9%
Operating profit*	661.1	731.0	-9.6%
Operating margin	4.4%	4.9%	—
Net earnings*	146.4	157.3	-6.9%

*     in millions of USD

**     excluding Super Discount Markets

Outlook for 2003:

•	Increase the store network to 1,486 stores

•	Open 47 new stores

•	Close 46 stores to optimize store network

•	Implement a major cost reduction program

•	Remodel 74 stores

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In the new store format, curving aisles allow customers to see more of the products on the shelves.

For Delhaize Group’s banners in the United States, 2002 was a mixed year. While Hannaford continued to perform well thanks to the extended rollout of its Festival strategy, the Southeastern banners, Food Lion and Kash n’Karry, were faced with difficult economic conditions and heavy competition. In spite of the negative impact of weak sales, the U.S. operations continued to show strong margins.

The cooperation between the U.S. banners of Delhaize Group continued to be reinforced. Major projects were launched in procurement, energy, benefits and risk management. In December 2002,the management of the state-of-the-art Butner, North Carolina break-pack distribution center was transferred from Hannaford to Food Lion. Hannaford’s consumer affairs department is using technology and procedures designed by Food Lion. In 2002,Delhaize America realized USD 70 million in synergies from cross-banner activities.

Food Lion

2002,the year in which Food Lion celebrated its 45th anniversary, was challenging. Sales suffered from unfavorable economic conditions, with fast growing unemployment and decreasing consumer spending in its core markets, as well as intensified competition. In order to grow its top line, the company focused on competitive pricing and improvements in assortment, convenience and store design.

An important factor in the strategy to grow Food Lion’s top line continues to be its price position. In the second half of 2002,Food Lion invested in various pricing initiatives to reinforce its price leadership among supermarket operators. In order to maintain its price position and protect its profitability, Food Lion has identified major cost savings to be implemented in 2003 (see insert on the next page).

A major focus in 2002 at Food Lion was on the revitalization of the fresh food departments. Important improvements were made in the quality assurance of fresh products. A new quality assurance division was created. In the distribution centers, inspectors continue to look critically at shipments of produce, dairy, deli and meat and to verify its compliance with the Company’s standards of product size and quality. These efforts resulted in a significantly higher than average sales growth for these categories.

The checkouts in the new format are positioned in a fan shape.

Two new store formats have been developed by Food Lion. The 38,000 square feet (3,500 m2) format offers customers a convenient, modern and attractive shopping environment while maintaining the company’s low-cost philosophy. The 28,000 square feet (2,600 m2) concept will be rolled out in smaller areas where the traditional, larger chain supermarkets cannot be deployed profitably. The company has identified more than 150 new potential sites for these formats in its core geographical markets

In 2002, Food Lion launched a new TV campaign, underlining its low-price position, the attractiveness and convenience of its stores and the quality of its assortment.

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Protect Food Lion’s Price Leadership and Profitability

In order to strengthen its competitive price leadership position without damaging its profitability, Food Lion started an in-depth cost and performance analysis of its different departments and processes. As a result of this initiative, the Company identified at least USD 100 million in cost savings for 2003.

In January 2003, the Group announced it would streamline Food Lion’s support activities, resulting in the elimination of 400 positions at headquarters, distribution centers, transportation and field management. In addition, 41 underperforming Food Lion stores were closed. This will allow the Company to focus on its value-creating activities.

Beyond these two measures, Food Lion will reduce its general operating expenses by 1) adopting a new store labor model to eliminate non-value-adding tasks; 2) reducing indirect procurement costs by USD 40 million; 3) implementing technology improvements; 4) lowering maintenance expense through more effective work scheduling; 5) developing a lean retail model for the manufacturing processes within the stores; and 6) evaluating the efficiency of its supply chain.

The 38,000 square feet format includes new features in store design, assortment, and convenience. The format creates more space for the fresh departments. The open ceilings create an atmosphere of light and space. Shelves curve slightly at mid aisle, allowing shoppers to see more of the products on the shelves. Checkouts are positioned in a fan shape.

In February 2002, Food Lion started to execute enhanced standard practices to guarantee the same level of customer service, quality, cleanliness and freshness in all of its stores. These standard practices will also serve to increase performance of store operations through shrink reduction and more efficient, standardized execution.

In 2002, Food Lion completed the rollout of a PC platform in each store replacing centralized processing to assist all store associates - from store manager to cashier - in doing their jobs more efficiently. Through the in-store PCs they have access to several desktop applications, intranet sites, online manuals, and computer-based training programs.

Food Lion is constantly looking for opportunities to increase the efficiency of its operations. In 2002, the company installed a new system for item management and data synchronization, aiming at a more efficient cooperation with suppliers. These major efforts in inventory management should result in lower out-of-stocks, shrink reduction, and working capital improvements.

Hannaford

For Hannaford, 2002 was again a year of strong performance. This was the result of the continued implementation of the “Festival for the Senses” strategy across the organization. The Festival strategy focuses on providing customers with the quality and variety of products that are important to them in an atmosphere that provides an exceptional shopping experience. The strategy is based on intense customer research and was first introduced in 2000 in the Falmouth, Maine location. Since that time, the strategy has been implemented in all markets. Consumer feedback to the strategy is continually analyzed, with new elements being evaluated and incorporated on the basis of that research.

In support of the strategy, Hannaford conducted Sales and Service Training for virtually all of its associates providing them with the tools to meet customers’ needs. Additionally, initiatives like the Planned Merchandising Program that helps stores optimize weekly merchandising by featuring the right product mix at the right price and merchandising shows where store management teams gather information on new items and effective merchandising techniques helped to increase sales and customer satisfaction.

Hannaford also changed the name of most of its Shop ’n Save stores to Hannaford Supermarkets. This conversion was

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undertaken as a component of the strategy rollout and will be completed by mid 2003. The Hannaford name has a heritage and tradition that customers recognize as standing for quality, service and value. Changing the name of the stores to Hannaford provides for better communication of these values to customers .

In 2002, Hannaford also focused on increasing efficiency through the implementation of numerous web-based and wireless technology applications. Thanks to wireless technology, store associates can place and send orders in real-time from their handheld computer. This technology also increased productivity and improved information by replacing manual processes for identifying shrink, auditing planograms and managing fresh meat inventories. Associates can directly access their personal benefit information and modify address data via the online HR system. A recently launched portal provides a single point of entry to all information and applications that are relevant for retail managers.

Hannaford has also implemented a web-based logistics system that is the foundation for improved inventory management throughout the total supply chain. Improved freight delivery management and better control over in-store stock levels are positive outcomes of this system. The longer-term result will be the ability to meet consumer needs more efficiently while reducing inventory levels.

Kash n’Karry

Kash n’Karry, the Group’s Florida-based banner, faced a difficult economy and a competitive environment. To regain the positive momentum the Company enjoyed before the events of September 11, 2001, it has developed a new strategy, based on three principles: unsurpassed meat and produce quality, right price and great value, and an attractive place to work and shop. The focus on fresh foods will include significant emphasis on fresh meat. Pricing will be a combination of an everyday low price positioning with a selection of weekly “hot-priced” items. The widely-accepted Preferred Customer Club (PCC) loyalty card plays a key role in the implementation of the new strategy. The implementation of changes was supported through a store competition and significant training efforts. The new strategy, which is based on extensive customer research, will allow Kash n’Karry to further differentiate itself from the competition.

The management of Kash n’ Karry’s operations continued to be transferred from Food Lion to Hannaford. Since Kash n’ Karry and Hannaford have a more similar customer base and store size, the transfer accelerates the exchange of know-how and best practices from Hannaford to Kash n’Karry.

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	2002	2001	change
Number of stores	707	675	+32
Sales*	3,420.3	3,212.9	+6.5%
Operating profit*	122.5	121.5	+0.8%
Operating margin	3.6%	3.8%	—
Net earnings*	91.9	85.3	+7.7%

Outlook for 2003:

•	Open 62 stores for a total of 769 stores, including the first two stores in Germany

•	Accelerate rollout of Delhaize City format (+10 stores)

•	Remodel all corporate supermarkets in 2003-2005

•	Open a new 9,000 m2 break-pack facility with semi-automatic picking system

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Delhaize Belgium’s 6.5% sales growth and 20 basis points market share increase in a competitive environment were the result of its new strategy based on four pillars:

▶	The growth of the sales network

▶	A Passion for Food and Care

▶	Every Day Fair Price (EDFP)

▶	Every Day Fair Cost (EDFC)

Customers appreciated the new commercial policy. The efforts in cost reduction allowed the Company to maintain a high operating margin, even with the important price investments under the new commercial policy.

Sales Network

Delhaize Belgium wants to offer customers, wherever they are in the country, a store for each shopping need and at each shopping occasion. In 2002, 32 stores were added to the network, including three corporate supermarkets Delhaize ‘Le Lion’. The first stand-alone Shop ‘n Go convenience store – not linked to a Q8 gas station – was opened. The Company also opened Euro City, a Delhaize City store for the 18,000 employees of the European Commission. The Company’s presence in the Grand-Duchy of Luxembourg, where the Company’s sales network consisted of 23 stores at the end of 2002, was reinforced by starting to distribute merchandise from its distribution center in Kehlen.

Food & Care

Delhaize Belgium continued to reinforce its identity in three areas: gastronomy, fitness and health, and convenience. In 2002, many new products were added to the assortment reinforcing one or more of these areas. Next to that, the organic and fair-trade offerings were enlarged. Private label products, with their lower price, higher margin and stronger differentiation possibilities accounted for more than 31% of total sales.

New items were added to the ready-to-eat meals assortment. The company continued to develop prepared meals in cooperation with famous Belgian chefs. In 2002, Delhaize Belgium sold about 16 million prepared meals, or more than 50,000 a day.

In 2002, Delhaize Belgium developed its own ‘Control & Origin’ quality label, as an umbrella for the different existing quality labels (Certus, Meritus,...) and for products which meet Delhaize’s strict quality and food safety requirements.

The new label guarantees customers they are buying food which has been verified both internally and by independent parties and which is perfectly traceable. Additional food safety training was provided to 5,000 associates.

Merchandising efforts were organized around weekly, monthly and seasonal “events”. Customers could discover new dishes at in-store ‘Taste It’ counters. Free recipes were offered at cross-merchandising counters that assembled all the ingredients in one spot. In certain stores, customers find self-service deli counters, open fish workshops, Sushi bars or Self Med bars with Mediterranean products.

The new commercial policy was supported by a creative advertising and communications campaign, stressing the Company’s focus on fresh food and culinary delights, in addition to its new price position. For this campaign Delhaize Belgium received the “Best Advertiser of the Year” award from ‘Media Marketing’ magazine. In 2002, Delhaize published the 100th issue of its monthly ‘Le Lion’ magazine, which underlines its culinary expertise.

Fair Price

In 2002, Delhaize Belgium adopted an Everyday Fair Price position, offering high-quality products at a consistently fair price, eliminating weekly price promotions. The every day prices of 3,400 products were reduced. The company carries products for every budget: next to the national brands, it offers about 4,000 Delhaize private label products and approximately 250 Derby low-price products, aligned to the prices of the hard discounters on the Belgian market. In fruit and vegetables, meat and fish, Delhaize Belgium is a price leader. Delhaize Belgium realized more than 90% of its sales through the Plus card, which grants loyal customers an average 1% discount on their basket.

The new price policy had advantages both for the customers and for Delhaize. For customers the pricing became much more transparent and the overall price level went down. For Delhaize, the consistent price offering resulted in significant cost reductions: abolishing the distribution of the weekly promotions leaflet, elimination of the costs of volatile and higher inventories for promoted products, and the disappearance of the costs of preparing the stores for the weekly promotions, allowing the company to shift to other more customer-oriented tasks.

Fair Cost

The fourth pillar of the new commercial policy was a focus on cost reduction. The objective was to be able to reinforce the price position while at the same time maintaining profitability. Significant measures to increase efficiency were taken in all departments: more stringent workforce management in the stores, more focused investments, careful expense management. This focus on cost management resulted in higher profitability and stable margins, even in an environment of strong competition and pricing pressure due to the introduction of the euro and the low year-on-year inflation. Even with the major investments in price positioning, the Company succeeded in keeping its gross margin stable.

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Southern and Central Europe
2002 Highlights:
# Continued integration of nine Trofo stores into the Alfa-Beta network
# Increased market share at Alfa-Beta # Remodeled Delvita stores
# Created European IT, Technical and Supply Chain Departments

	2002	2001	change

Number of stores	225	224	+1
Sales*	1,166.3	1,091.0	+6.9%
Operating profit*	14.1	13.5	+4.4%
Operating margin	1.2%	1.2%	—
Net earnings*	(17.1)	(30.0)	+43.0%

*	in millions of EUR

Outlook for 2003:

▶	Add 10 stores for a total of 235 stores

▶	Conclude the integration of Trofo stores into the Alfa-Beta network

▶	Increase structural cooperation between all European banners

Delhaize Group’s European operations outside Belgium posted a 6.9% sales increase, mainly thanks to the strong results of Alfa-Beta. At Delvita in the Czech Republic and Slovakia, and at Mega Image in Romania, the focus was on reinforcement and development of their existing operations.

Delhaize Europe continued to evolve towards stronger integration and more effective collaboration. European IT, Technical and Supply Chain departments were created. Efficiencies were reached in store design, supply chain and collective procurement. In 2002, the first private label products bought through the buying organization EMD were put on the shelves of all Delhaize Group supermarkets in Europe.

Alfa-Beta

In Greece, Alfa-Beta continued the integration of Trofo into its own operations. This included changes in different areas: assortment, store design, pricing, supply chain, IT and administration. The integration resulted in an important sales increase in the transformed stores and major cost savings.

Alfa-Beta launched the AB City Market concept. At the end of 2002, the Company’s sales network included three AB City Market stores. With its small surface of approximately 450 m2, this concept is aimed at the time-starved urban shopper. Alfa-Beta will convert all its smaller stores into AB City markets.

In 2002, Alfa-Beta’s Consumer Relationship Marketing (CRM) department created a multidimensional knowledge-sharing model to collect market information and distribute it efficiently amongst all category managers. The model gathers and combines internal and external information (customers, sales, surveys, etc), which are used in the strategic decision process of all category managers, thus resulting in stronger negotiating power and more homogenous planning for all categories.

Special attention was paid to reactivating AB Plus cardholders with a low visit rate. This was achieved through targeted direct mailings, weekly in-store departmental discounts of 5% to 10% for all card holders, and the launch of a six-month loyalty continuity program. In the first quarter of 2002, there was a peak of active customers leading to a 1% cumulative growth annually. The contribution of AB Plus cardholders to total Alfa-Beta sales rose to 77%.

Delvita

Delvita continued to experience major food deflation and tough competition and was, like its competitors, faced with an additional drawback: the floods which affected Central Europe during the Summer forced the company to temporarily close eight stores.

Sixty-two supermarkets were remodeled in line with the new concept developed in 2001, bringing the total number of remodeled stores to 63 in the Czech Republic and 15 in Slovakia. The new concept includes more emphasis on fresh departments, increased added-value services for customers and a more attractive shopping environment. Delvita also opened its first two smaller urban stores, especially designed for quick and easy shopping. They are located in densely populated areas.

Customer research pointed out that Delvita customers preferred direct savings instead of savings through the loyalty card. Therefore, the company stopped its loyalty card program and invested in lower prices for its customers in 2002. Different innovations in assortment were the result of closer cooperation on the European level, particularly with Delhaize Belgium. In addition, a new design for the private label products was developed.

Centrally designed planograms were created for all stores. The goal was to increase efficiency, product availability and shopping convenience. The Czech and Slovak operations were integrated into one organization to obtain significant synergies and knowledge sharing between both branches of the Delvita family, leading to increased consistency and cost savings. Integration efforts took place in different areas: marketing, communications, merchandising, procurement, private label packaging, and logistics.

Mega Image

In 2002, Mega Image moved to new headquarters and opened two stores in Bucharest, including one smaller urban store. In 2002, Mega Image remodeled three remaining stores, so by the end of the year the complete store network had been remodeled. The existing stores were thoroughly remodeled with focus on fresh products (fruit and vegetables, bakery, and meat), resulting in sales increases of 10% to 20% on average.

In 2002, 140 Delhaize Belgium’s private label products were added to the offering. In order to better control the quality of its fresh offering, the Company started to manage its fruits and vegetables, bread and meat categories, which were previously managed through subcontracting. The Company successfully tested a full self-service meat counter, an innovation that will be implemented in all stores.

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Asia 2002 Highlights:
# Passed the 100-store mark # Increased sales by 16.6% to EUR 218.1 million
# Launched Shop N Save Express convenience store in Singapore

	2002	2001	change

Number of stores	103	86	+17
Sales*	218.1	187.0	+16.6%
Operating profit*	(4.5)	(3.4)	–32.4%
Operating margin	-2.1%	-1.8%	–
Net earnings*	(7.2)	(4.3)	-67.4%

*	in millions of EUR

Outlook for 2003:

▶	Add 24 stores for a total of 127 stores

▶	Roll out convenience store formats

▶	Create an Asian procurement function

For Delhaize Group’s activities in Asia, 2002 was another year of important growth, with a 16.6% sales increase to EUR 218.1 million (49% ownership of Shop N Save proportionally consolidated). When taking into account 100% of Shop N Save, the Asian activities realized EUR 289.8 million in sales. Delhaize Group opened its 100th store in this region and closed the year with 103 supermarkets.

The three Asian operating companies strengthened their focus on fresh departments, bringing the fresh offer of the popular traditional markets to the convenient and hygienic environment of the supermarket. The implementation of this strategy differed from country to country.

Thanks to their strong local approach and their focus on sharply priced fresh products, Delhaize Group’s Asian activities have been able to attract more than 5.5 million loyal monthly customers.

Asian Cooperation

Despite their locally adapted position, the three Asian banners of Delhaize Group are cooperating in many fields, sharing strategies and exchanging successful practices. Synergy groups have been established in human resources, buying, operations and systems and methods.

This year, the Asian Fair, the annual collective promotion campaign of Delhaize Group’s Asian banners, was built around the Football World Cup 2002, the first time this event was ever held in Asia. Promotion and merchandising were built around this event.

Thailand

Despite aggressive competition, Food Lion Thailand continued the rollout of its “Talaad sod klai baan khun” (The Fresh Market Near Your Home) concept and increased its network with eight stores. In order to enhance the overall attractiveness of its store network, the Company closed two older stores, while opening ten new ones. The focus at Food Lion Thailand is on fresh food, convenience and price (EDLP). All the stores are equipped with a professional kitchen which allows meal preparation in front of the customers. This category of take-away products is increasingly successful.

To continue its strong focus on freshness and to improve the efficiency of its supply chain, Food Lion Thailand’s fresh products distribution center was expanded. The Company also continued to install technology developed and used by other Delhaize Group banners. During the year, Food Lion Thailand participated in a campaign launched by His Majesty the King of Thailand to promote pesticide-free products under the label ‘Golden Place’.

Singapore

In Singapore, Shop N Save opened four stores. The Company launched Shop N Save Express, a smaller convenience store format of approximately 3,000 square feet (280 square meters). It allows people to quickly buy items without losing time. Centrally designed planograms have been successfully implemented in every store. In order to improve the quality of the fresh departments’ assortment and product presentation in the rush hours, Shop N Save introduced “Fresh at 05:00 pm”, a competition between the different stores. Each store was regularly inspected between 5 pm and closing time, evaluating assortment, quality, stock availability, display and presentation in the fresh departments. Shop N Save also developed a line of private label products and introduced Delhaize Belgium’s Derby range of generic products. In the last quarter of 2002, Shop N Save started the central delivery of grocery items through a third party.

Indonesia

In Indonesia, Lion Super Indo opened five new stores. The Company continued to focus on fresh products, low price and service. Customers are also offered additional services such as free fish frying and barbecuing. In some of the Super Indo stores customers can find organic leaf vegetables. Centrally designed planograms have been created and implemented in each store.

In 2002, due to the focus on freshness and quality, the fresh departments of Lion Super Indo have realized a faster sales growth than the other categories. Because its store network reached critical mass, Lion Super Indo launched its own central buying department in 2002. This will allow the company to buy directly and increase its gross margin. The Company’s grocery distribution center was enlarged, and a small fresh distribution center was commissioned.

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Certain non-GAAP financial measures are provided throughout this annual report. We do not represent these measures as alternative measures to net earnings, or other financial measures determined in accordance with Belgian GAAP. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. A reconciliation of these measures to Belgian GAAP measures can be found in the notes to the financial statements: net debt (note 16, p. 50), EBITDA (note 21, p. 52), EBIT (note 21, p. 52), cash earnings (note 26, p. 53), free cash flow (note 27, p. 53), identical exchange rates (note 28, p. 54).

A definition of ratios referring to GAAP or non-GAAP measures can be found in the glossary on page 76.

Income Statement (p. 40)

In 2002, Delhaize Group posted sales of EUR 20.7 billion, down 3.3% compared to 2001. This decline was due to the depreciation of the U.S. dollar by 5.3% against the euro, weak sales at Food Lion and Kash n’ Karry as a result of the heightened competitive activity in their major operating areas and the deconsolidation of Super Discount Markets since November 2001. Hannaford, Delhaize Belgium, Alfa-Beta and the Asian operations of Delhaize Group all posted good sales growth in 2002. The share of Delhaize Group’s sales generated in the U.S. was 76.8%, 16.5% in Belgium, 5.6% in Southern and Central Europe, and 1.1% in Asia.

At identical exchange rates, Delhaize Group’s sales would have increased by 0.7%, while organic sales growth was 2.1%. Comparable store sales declined 1.0% in the U.S. due to weak sales in the operations in the Southeast of the U.S.

The continued rollout of the “Festival for the Senses” strategy resulted in positive comparable store sales growth at Hannaford. Comparable store sales rose 3.7% in Belgium thanks to the successful implementation of a new commercial policy delivering every day fair price and the continued renewal of its store formats. In 2002, Delhaize Group added 76 stores net, resulting in a total sales network of 2,520 stores. The net selling area grew by 2.8% to 5.2 million square meters.

Gross profit decreased 1.1%, 2.2 percentage points less than the sales decrease. Thus gross margin increased from 25.4% in 2001 to 25.9% in 2002, primarily due to a shift at Delhaize America

28       |       Delhaize Group       |       Annual Report 2002

from vendor allowance money (accounted for in the line “Other operating income”, which is not included in the gross profit calculation) to every day cost of goods through an off invoice allowance (accounted for in the line “Merchandise and consumables”), as part of the introduction in 2002 of the Every Day Low Cost program. Additionally, gross profit increased thanks to the continued implementation of zone pricing, more favorable buying conditions as a result of synergies between the different banners, and a better sales mix including improved private label product penetration and a focus on fresh products. A similar sales mix improvement in Belgium also had a positive effect on gross margin despite the major price investments.

Miscellaneous goods and services decreased by 2.2%, and Salaries, social security and pensions by 2.5%. The decrease in absolute terms is primarily due to the weaker dollar. When expressed as a percentage of sales, these expenses increased only slightly (from 6.7% to 6.8%, and from 13.0% to 13.1%, respectively). This indicates the ability of Delhaize Group to react rapidly to changes in sales and competitive environment by adjusting its expense base. In the U.S., increased store labor costs to support improved customer service and charges related to the reorganization of the senior management team were offset by rigor in cost control and lower medical costs due to changes in the medical plan. In Belgium, the operational costs increased due to the introduction of the euro at the beginning of the year and the year-on-year salary increases related to the adjustment of salaries to inflation during 2001.

In 2002, Delhaize Group posted an EBITDA margin of 7.4% of sales. While slightly lower than in 2001, this still represents a strong performance when compared to the food retail industry average and emphasizes the ability of Delhaize Group to protect its margins even in a challenging environment. EBITDA in 2002 was EUR 1.5 billion, a decline of 6.9% compared to 2001. The Group’s EBITDA would have decreased by 2.5% at identical exchange rates.

Depreciation of intangible and tangible fixed assets increased by 0.5% to EUR 632.8 million due to the full-year effect of the purchase price allocation related to the Delhaize America share exchange. This has been partially offset by the decrease of 5.3% of the U.S. dollar and the closing of Super Discount Markets in the last quarter of 2001. Amortization of goodwill arising on consolidation grew in 2002 to EUR 92.2 million. As the Delhaize America share exchange was closed at the end of April 2001, the amortized goodwill in 2002 included for the first time a full year of amortization of goodwill related to the share exchange.

Store closing expenses in the normal course of business were down from EUR 8.5 million in 2001 to EUR 3.0 million in 2002, including a favorable adjustment of EUR 6.9 million related to the release of a provision for a Hannaford store closing that had been planned but subsequently cancelled. Store closing expenses in the normal course of business were included in the operating expenses. In 2002, Delhaize Group closed 15 stores in the normal course of business.

The operating margin of Delhaize Group decreased from 4.3% in 2001 to 3.9% in 2002. Operating profit declined from EUR 921.3 million in 2001 to EUR 807.2 million in 2002 due to the weak U.S. dollar, lower sales and the slight margin decrease. At identical exchange rates, operating profit declined 7.9%. Delhaize Group’s operating profit from its U.S. operations was 86.6% of the total; 15.2% of total operating profit was from Delhaize Belgium and 1.8% from the Southern and Central European operations. The Asian operations had a negative contribution of 0.6%. The contribution of the Corporate activities to the operating profit was –3.0%.

The net financial result, including bank charges and credit card payment fees, decreased slightly to EUR 455.1 million (2.2% of sales), primarily due to the weak U.S. dollar. In 2002, Delhaize America repurchased USD 69.0 million of its debt securities. That resulted in a EUR 5.1 million net gain in 2002. From 2003 on, this will result in approximately EUR 6.0 million reduction in annual interest expense.

During the third quarter of 2002, Delhaize America entered into a USD 200 million interest rate swap agreement to effectively convert a portion of its debt from fixed to variable rates. This swap agreement, together with a USD 300 million interest rate swap contracted in 2001, had a positive effect of EUR 12.7 million in 2002 on the interest expense.

The favorable movement of interest expenses was more than offset by the mark to market of treasury shares (EUR 12.6 million), the loss on foreign exchange primarily related to the dividend paid by Delhaize America to the parent company (EUR 7.7 million), and the loss related to the exercise of stock options (EUR 7.6 million).

The average interest rate on the financial debt, excluding capital leases, was 7.8%. The interest coverage ratio, defined as EBITDA divided by net interest expenses, remained stable at 3.8.

In 2002, net exceptional result of EUR –12.7 million was recorded primarily due to store closing provisions and asset

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impairments at Delvita and Food Lion Thailand. In 2001, net exceptional result (EUR -96.4 million) was significantly more negative because of merger and financing costs related to the Delhaize America share exchange and the acquisition of Hannaford, the closing of Super Discount Markets and Delvita stores, and an asset impairment on other Delvita stores.

Total income taxes decreased by 16.8% to a total of EUR 159.6 million related to the profit decrease and the adjustment to deferred taxes related to the decrease of the statutory tax rate in Belgium from 40.2% to 34% from 2003 on. The effective tax rate decreased from 53.2% in 2001 to 47.0% in 2002, due to the high non-deductible charges in 2001 related to the closing of Super Discount Markets and the store closings and asset impairment at Delvita. The effective tax rate before goodwill amortization and exceptional expenses decreased from 38.0% in 2001 to 35.9% in 2002 (36.8% before treasury shares valuation and adjustment to deferred taxes).

The minority interests in the results decreased from EUR 19.3 million to EUR 1.6 million due to the full-year impact of the Delhaize America share exchange. The most significant remaining minority interest was related to Alfa-Beta, of which Delhaize Group owned 50.65% at the end of 2002. Minority interests were also present in Mega Image (Romania) and in Lion Super Indo (Indonesia).

Delhaize Group posted EUR 336.3 million in cash earnings in 2002, a decrease of 0.8%. At identical exchange rates, cash earnings would have increased by 4.0% to EUR 352.7 million. Cash earnings per share declined 14.4%, from EUR 4.26 in 2001 to EUR 3.65 in 2002. This decline was greater than the decline in cash earnings due to the increased average number of shares, caused by the full-year impact of the Delhaize America share exchange. At identical exchange rates, cash earnings per share would have decreased by 10.2% to EUR 3.83.

In 2002, Delhaize Group’s net earnings after goodwill amortization and exceptional expenses amounted to EUR 178.3 million, an increase of 19.3% over 2001. This increase was primarily due to the significantly lower exceptional expenses in 2002. At identical exchange rates, this increase would have been 27.8%. The U.S. activities contributed 86.8% to the Group’s net earnings, the Belgian operating activities 51.5%. The Southern and Central European operations had a negative contribution of 9.6%, the Asian activities of 4.0% and the Corporate activities of 24.7%. In 2002, net earnings per share were EUR 1.94, a 3.0% increase compared to the previous year. The return on equity (cash earnings) decreased from 13.3% in 2001 to 9.3% in 2002 due to the increased shareholders’ equity associated with the Delhaize America share exchange.

Balance Sheet (p. 38)

In 2002, total assets of Delhaize Group declined 10.3% to EUR 10.8 billion. Exchange rate changes, especially of the U.S. dollar were the primary reason for the decrease. The U.S. dollar weakened by 16.0% from December 31, 2001 to December 31, 2002.

Group equity, including minority interests, decreased by 5.0% to EUR 3.6 billion. The decline of EUR 188.6 million includes a decrease of EUR 283.8 million due to translation difference and an increase of EUR 96.4 million due to the appropriation of profit.

In 2002, Delhaize Group issued no shares. It repurchased 273,200 of its shares in connection with its stock option program. Of these shares, Delhaize Group used 236,348 shares in 2002 to satisfy the exercise of stock options. At the end of 2002, Delhaize Group owned 335,304 treasury shares, valued at EUR 17.72 per share. The number of outstanding Delhaize Group shares, including treasury shares, remained unchanged at 92,392,704 compared to the previous year. The average of Delhaize Group shares outstanding, excluding treasury shares, was 92,068,177 in 2002.

Delhaize Group’s net debt amounted to EUR 3.9 billion at the end of 2002, or a decrease of EUR 878.1 million compared to a balance of EUR 4.8 billion at the end of 2001. At identical exchange rates, net debt decreased by EUR 249.7 million.

30       |       Delhaize Group       |       Annual Report 2002

In 2002, Delhaize Group applied EUR 291.7 million of its free cash flow to net debt reduction, and increased lease obligations by EUR 45.3 million, while the currency translation decreased net debt by EUR 636.4 million. The net debt to equity ratio was reduced from 127.3% at the end of 2001 to 109.4% at the end of 2002. The net-debt-to-EBITDA ratio improved from 2.9 in 2001 to 2.5 in 2002 due to the significant net debt reduction.

As of December 31, 2002, Delhaize Group’s financial debt amounted to EUR 4.3 billion, including EUR 525.0 million short-term debt and EUR 3.8 billion long-term debt. Of the total financial debt 23.4% was at floating interest rates and 76.6% at fixed interest rates. Of Delhaize Group’s financial debt, 81.5% was denominated in USD, 17.0% was in EUR and 1.5% in other currencies. The average maturity of the debt, excluding capital leases, was 13.2 years. The next major principle payments related to long-term obligations will be USD 600 million and EUR 150 million in 2006.

Cash Flow Statement (p. 41)

Net cash provided by operating activities amounted to EUR 1,036.8 million in 2002, or a decrease of 14.2% compared to 2001. Income taxes payments increased in 2002 by EUR 97.1 million, compared to 2001, when Delhaize America used a tax refund receivable to fund its tax payment. Working capital requirements improved again in 2002 by EUR 43.4 million primarily due to an increase in accounts payable of EUR 143.9 million, resulting in a growth of the payment period from 30 days in 2001 to 32 days in 2002. This improvement was partially offset by increased inventories of EUR 94.3 million, including EUR 72.3 million at Delhaize America.

Net cash used in investing activities decreased by 1.2% to EUR 600.8 million. The decrease in purchases of shares in consolidated companies, explained by the acquisition of Trofo (Greece) in 2001, was almost totally offset by an increase of purchases of tangible fixed assets (capital expenditures) to EUR 634.9 million. Of this amount, EUR 505.8 million (79.6%) was invested in the U.S. activities of the Group, EUR 91.3 million (14.4%) in Belgium, EUR 30.3 million (4.8%) in the Southern and Central European activities of the Group and EUR 7.5 million (1.2%) in Asia.

In 2002, EUR 127.6 million (20.1%) was invested in new stores compared to EUR 168.2 million in 2001. Delhaize Group enlarged its store network with 76 stores. In 2002, total net selling area of Delhaize Group increased 2.8% to 5.2 million square meters (55.7 million square feet). In 2002, EUR 198.5 million (31.3%) were invested in remodels and expansions (EUR 168.8 million in 2001). Delhaize America remodeled 127 existing stores. The rollout of the Festival strategy at Hannaford and the change of the Shop ‘n Save banner to the Hannaford banner, led to major expenditures at Hannaford. Capital spending in information technologies (IT), logistics and distribution, and miscellaneous categories increased from EUR 216.8 million in 2001 to EUR 308.8 million (48.6%) in 2002. In 2002, Delhaize America had a significant increase in IT investment linked to the rollout of a network of PCs in the Food Lion stores and major investments in its point-of-sales technology.

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In 2002, net cash used in financing activities amounted to EUR 349.7 million. In 2002, Delhaize America reduced its short-term debt by USD 140 million (EUR 148.1 million). Other Group borrowing activity partially offset this reduction, yielding a EUR 85.2 million short-term debt reduction in aggregate. In 2002, Delhaize Group reduced its long-term debt by EUR 120.2 million, including a Delhaize America repurchase of USD 69.0 million (EUR 72.9 million) of its outstanding debt in open market transactions and the reimbursement of capital leases worth EUR 32.2 million.

Dividends and directors’ remuneration related to financial year 2001 rose to EUR 134.5 million because of the 5.9% increase in the 2001 dividend per share paid in 2002.

As a result, and taking into account a negative effect of foreign exchange translation differences due primarily to the weaker U.S. dollar, cash and cash equivalents increased in 2002 by EUR 33.0 million, from EUR 384.7 million at the end of 2001 to EUR 417.7 million at the end of 2002.

In 2002, Delhaize Group generated free cash flow of EUR 300.2 million after dividend payments. In 2001, Delhaize Group generated EUR 455.8 million free cash flow.

Reconciliation of Net Income and Shareholders’ Equity to US GAAP

In addition to its results prepared in accordance with Belgian GAAP, Delhaize Group also reconciles its net income to US GAAP in accordance with its obligations as a foreign company listed on the New York Stock Exchange (see pages 59-61).

Under US GAAP provisions, Delhaize Group 2002 net income was EUR 287.4 million (EUR 148.0 million in 2001) compared to EUR 178.3 million net income in 2002 under Belgian GAAP. The major reconciling item affecting net income is linked to the adoption of the new Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. In line with this new standard, Delhaize Group stopped amortizing goodwill and other intangible assets with indefinite lives for its US GAAP presentation, as of January 1, 2002, resulting in 2002 in a difference of EUR 129.8 million in goodwill and intangible amortization. In applying SFAS No. 142, Delhaize Group recorded an impairment charge on goodwill and other intangible assets of pre-tax EUR 45.0 million. This charge was primarily associated with Kash n’ Karry.

At the end of 2002, Delhaize Group shareholders’ equity under US GAAP rules was EUR 3.6 billion (EUR 3.7 billion at the end of 2001) compared to EUR 3.5 billion shareholders’ equity at the end of 2002 under Belgian GAAP.

Recent Events in 2003

To protect Food Lion’s future profitability and to strengthen its competitive position through low price leadership in the current challenging retail environment, 41 underperforming stores at Food Lion and one Kash n’ Karry were closed in January and February 2003. Additionally Food Lion has announced a reduction of 400 jobs in its support and management structure in 2003. These measures will have a positive impact on the ongoing operational results of Delhaize Group. Exceptional pre-tax expenses of approximately USD 43 million will be recorded in the first quarter of 2003 as a result of these actions.

Financial Risk Management

As a global market participant, Delhaize Group has exposure to different kinds of financial risk. The major exposures are interest rate and foreign currency exchange rate risks. The Delhaize Group’s treasury function provides a centralized service for the management and monitoring of these risks for all of the Group’s operations.

The risk policy of Delhaize Group is to hedge only interest rate or foreign exchange transaction exposure that is clearly identifiable. Delhaize Group does not hedge foreign exchange translation exposure. The Group does not utilize derivatives for speculative purposes.

Currency Risk

Because a substantial portion of its assets, liabilities and operating results are denominated in U.S. dollars, Delhaize Group is exposed to fluctuations in the value of the U.S. dollar against the euro. In line with its risk policy, the Group does not hedge this U.S. dollar translation exposure.

In 2002, a variation of one U.S. dollar cent in the exchange rate of the euro would have caused cash earnings of Delhaize Group to vary by 0.9% or EUR 3.1 million. During the period 1995-2002, sales of the Group increased annually on average by 15.5%, of which 9.5% was at identical exchange rates and 6.0% was due to currency fluctuations. Cash earnings of Delhaize Group increased annually on average by 25.5% during the period 1995-2002, of which 19.7% was at identical exchange rates and 5.8% was due to currency fluctuations.

32       |       Delhaize Group       |       Annual Report 2002

A significant transaction risk for the Group due to variations in currencies is the payment of dividends by the operating companies to the parent company. In December 2002, Delhaize Group entered into a series of agreements to hedge against the variation in the U.S. dollar in relation with the payment of the dividend of Delhaize America to the parent company. Additional currency exposure arises when the parent company or Delhaize Group’s financing companies finance the Group’s subsidiaries in their local currency. Such intra-Group cross-currency lending is fully hedged through the use of foreign exchange forward contracts or currency swaps.Delhaize Group’s subsidiaries borrow, in most of cases, directly in local currencies. As a result, fluctuations in Delhaize Group’s balance sheet ratios resulting from changes in currencies are generally limited.

Effect of Exchange Rate Movements on Average Annual Growth Rates 1995-2002

	Average	Average Growth
	Growth Rates	at Average Exchange
	(as published)	Rates 1995-2002

Sales	15.5%	9.5%
EBITDA	22.3%	15.2%
Operating profit	18.2%	11.3%
Net earnings	8.7%	2.7%
Cash earnings	25.5%	19.5%

Interest Rate Risk

The Delhaize Group interest rate risk management objectives are to limit the effect of interest rate changes on earnings and cash flows and to lower borrowing costs. The mix of fixed-rate debt and floating-rate debt is managed within policy guidelines. At the end of 2002, 77% of the net debt of the Group was fixed-rate debt.

During the fourth quarter of 2001 and the third quarter of 2002, Delhaize America entered into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Variable rates for these agreements are based on six-month or three-month U.S. dollar LIBOR and are reset on a semiannual basis or quarterly basis. The notional principal amounts of interest rate swap arrangements as of December 31, 2002 were USD 300 million (approximately EUR 286.1 million) maturing in 2006 and USD 200 million (approximately EUR 190.7 million) maturing in 2011.

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit and commercial paper programs. These short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate of the originating country plus a margin or at the market rate plus a margin at the borrowing date.

Liquidity Risk

Liquidity risk is the risk of being unable to meet all present and future financial obligations as they come due.One of Delhaize Group’s major objectives is to maintain funding availability through any economic or business cycle. Management closely monitors the amount of short-term funding and mix of short-term funding to total debt, the overall composition of total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt. The Group’s policy is to finance its operating subsidiaries through a mix of retained earnings, third-party borrowings, and capital contributions and loans from the parent and Group financing companies, whichever is most appropriate for the particular country and business concerned.

At the end of 2002, short-term borrowings of Delhaize Group were EUR 465.4 million, compared to EUR 571.3 million one year earlier. Delhaize America had a USD 500 million syndicated credit facility, which was amended in December 2002 when the line of credit was reduced to USD 350 million in order to provide additional flexibility in its covenant requirements and to take into account decreased financing needs. The credit facility will mature on July 31, 2005 and is secured by the inventories of Delhaize America’s operating companies. At the end of 2002, Delhaize Group SA parent company had a EUR 500 million commercial paper program. Delhaize Group had, through its different companies, more than EUR 400 million committed bilateral credit facilities in Europe and Asia.

In December 2002, Standard & Poor’s changed the credit rating of Delhaize America from BBB- to BB+ with a stable outlook and Moody’s Investors Service from Baa3 to Ba1, also with a stable outlook. Because of the long average maturity of Delhaize America’s debt, these actions have a limited effect on Delhaize Group’s financing cost in the near term. Delhaize Group SA had no credit rating.

Pension Plans

     Most operating companies of Delhaize Group have pension plans, the forms and benefits of which vary with conditions and practices in the countries concerned. Pension benefits may be provided through defined contribution plans or defined benefit

|  33

plans. In defined contribution plans, benefits are determined by the value of funds arising from contributions paid in respect of the employees and the subsequent performance of investments made with these funds. For defined benefit plans, retirement benefits are based on the employees’ final pensionable salary and length of service, or on guaranteed returns on contributions made. The contributions to defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries.

Food Lion, Delhaize Group’s largest operating company representing approximately 54% of its employee base, has a defined contribution pension plan, for which Food Lion does not bear any funding risk.

Delhaize Group has defined benefit plans only at Delhaize Belgium and Hannaford.

Delhaize Belgium has a defined benefit plan which is not structured as a pension fund but as a group insurance. Employees at management level are covered in the plan. The insurance company guarantees a minimum return on assets of 3.25% (4.75% for contributions prior to July 1, 2001). Delhaize Group bears the risk above this minimum guarantee and assures the participating employees a lump-sum payment at retirement, based on a formula applied to the last annual salary of the employee before his retirement.

The composition of the asset portfolio of Belgian group insurances is determined by Belgian legislation. The plans and their reserves are controlled by the Belgian “Office de Contrôle des Assurances”. At the end of 2002, 18.8% of the assets of the group insurance of Delhaize Belgium consisted of shares and 81.2% of bonds, real estate, and cash.

Under Belgian GAAP, the contributions to the Belgian plan are expensed as incurred. EUR 5.1 million was expensed in 2002. Additionally, the difference between the plan assets and the required level of mathematical reserves under the Belgian law is provisioned at year-end. An additional provision of EUR 1.4 million was recorded in 2002. The estimated plan assets were EUR 51.5 million at the end of 2002, resulting in an underfunding of EUR 9.2 million vis-à-vis the accumulated benefit obligation (ABO). The assumptions used in calculating the value of the obligation and the plan assets were a discount rate of 5.25% and an expected rate of return on investment of 5.66%.

In addition to a defined contribution plan provided to substantially all employees, Hannaford has a defined benefit pension plan (cash balance plan) covering approximately 50% of the employees. The plan provides for payment of retirement benefits on the basis of an employee’s length of service and earnings. The plan is managed by three managers, respectively for U.S. equities (approximately 55% of assets), international equities (approximately 15% of assets) and fixed income (approximately 30% of assets).

Under Belgian GAAP, the Hannaford pension plan is accounted for using US GAAP rules as described hereunder, the amount recorded in “Other comprehensive income” being reclassified to the caption “Prepayments and accrued income”.

Under US GAAP, Hannaford evaluates annually the status of the pension fund in September. On September 30, 2002, the fund assets had a value of EUR 62.5 million (USD 65.6 million), resulting in an underfunding of EUR 32.9 million (USD 34.5 million). The assumptions used in calculating the value of the assets were a discount rate of 6.5% and an expected rate of return on investments of 9.0%. In 2002, the cost of Hannaford’s defined benefit program amounted to EUR 4.2 million (USD 4.0 million). The funding contribution was EUR 4.3 million (USD 4.1 million) while a minimum pension liability of EUR 32.9 million (USD 34.5 million) was recognized on the balance sheet, resulting in an additional charge of EUR 12.0 million (USD 12.6 million), net of taxes to “Other comprehensive income”, a component of equity, without affecting net earnings.

34    Delhaize Group  |  Annual Report 2002

Number of Sales Outlets

	2003(1)	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992

Delhaize America	1,486	1,485	1,459	1,420	1,276	1,207	1,157	1,112	1,073	1,039	1,096	1,012
Belgium and G.D Luxembourg	769	707	675	615	553	515	511	478	450	425	412	410
Greece	108	104	104	53	48	42	31	25	21	19	16	15
Czech Republic	97	93	94	99	99	58	43	30	20	12	8	7
Slovakia	14	16	16	15	14	1	—	—	—	—	—	—
Romania	16	12	10	10	—	—	—	—	—	—	—	—
Thailand	42	34	26	18	13	5	2	—	—	—	—	—
Indonesia	46	34	29	20	14	12	11	—	—	—	—	—
Singapore	39	35	31	30	25	—	—	—	—	—	—	—

Subtotal	2,617	2,520	2,444	2,280	2,042	1,840	1,755	1,645	1,564	1,495	1,532	1,444

Super Discount Markets	—	—	—	30	20	18	14	13	13	13	11	9
France	—	—	—	—	50	46	47	42	33	30	—	—

Total	2,617	2,520	2,444	2,310	2,112	1,904	1,816	1,700	1,610	1,538	1,543	1,453

(1)	Estimates based on planned openings and closings.

Selling Area (in square meters)(1) (year-end)

	2002	2001	2000	1999	1998

Delhaize America	4,266,070	4,160,925	4,008,572	3,360,724	3,037,849
Belgium and G.D. Luxembourg	556,603	537,916	501,376	463,813	435,590
Greece	146,106	145,984	66,075	58,550	50,600
Czech Rep. & Slovakia	102,549	101,923	102,224	99,183	65,934
Romania	9,313	7,223	7,223	—	—
Thailand	36,385	26,170	19,216	13,089	5,645
Indonesia	27,685	24,028	16,255	12,014	10,656
Singapore	27,889	26,017	25,463	19,131	—

Subtotal	5,172,600	5,030,186	4,746,404	4,026,504	3,606,274

Super Discount Markets	—	—	95,497	82,511	76,376
France	—	—	—	54,810	51,995

Total	5,172,600	5,030,186	4,841,901	4,163,825	3,734,645

	+2.8%	+3.9%	+16.3%	+11.5%	+8.0%

(1)	Net selling area in stores, excluding storage. Net area = ± 84% gross area.

|  35

Number of Associates

	2002	2001	2000

Full-time	62,771	63,186	63,734
Part-time	81,123	83,599	88,755
Full-time equivalent	105,491	106,391	110,584
Male	70,198	71,882	74,767
Female	73,696	74,903	77,722
Delhaize America	109,823	113,713	120,441
Super Discount Markets	—	—	1,992
Delhaize Belgium	15,787	15,407	14,944
Alfa-Beta	6,329	6,248	4,165
Delvita	5,348	5,493	5,683
Mega Image	898	593	513
Food Lion Thailand	1,584	1,424	1,093
Super Indo	2,968	2,680	2,407
Shop N Save	1,157	1,227	1,251

Total	143,894	146,785	152,489

Forward-looking Statements

This document includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and the Private Securities Litigation Reform Act of 1995 about Delhaize Group that are subject to risks and uncertainties. All statements included in this document, other than statements of historical fact, which address activities, events or developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements regarding expansion and growth of its business, anticipated store openings and renovations, future capital expenditures, projected revenue growth or synergies resulting from the share exchange transaction with Delhaize America, and business strategy, are forward-looking statements. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases.

Although such statements are based on currently available operating, financial and competitive information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or in the primary markets of Delhaize Group, changes in consumer spending, competitive factors, the nature and extent of continued consolidation in the industry, changes in the rates of inflation or currency exchange rates, changes in foreign, state, regional or federal legislation or regulation, adverse determination with respect to litigation or other claims, inability to develop new stores or to complete remodels as rapidly as planned, stability of product costs and supply or quality control problems with vendors. This list of factors that may affect future performance and the accuracy of forward-looking statements are illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

Delhaize Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, filed with the U.S. Securities and Exchange Commission on July 1, 2002, describes other important factors that could cause actual results to differ materially from expectations of Delhaize Group, including the factors described under the heading entitled “Risk Factors” under Section B of Item 3 of the Form 20-F. All written and oral forward-looking statements attributable to Delhaize Group or persons acting on behalf of Delhaize Group are expressly qualified in their entirety by such factors.

36    Delhaize Group  |  Annual Report 2002

|  37

CONSOLIDATED BALANCE SHEET (note 1)

Consolidated Assets	(in thousands of EUR)

	Note	2002	2001	2000

Fixed assets		8,080,611	9,135,116	7,487,397

Establishment costs	4	17,376	24,599	3,641

Intangible fixed assets	3	1,121,212	1,413,279	614,963

Goodwill arising on consolidation	2	3,163,132	3,445,945	3,050,227

Tangible fixed assets	5	3,743,324	4,216,878	3,792,149
Land and buildings		1,300,489	1,412,251	1,226,155
Plant, machinery and equipment		1,104,226	1,214,484	1,163,578
Fixtures and fittings, motor vehicles		125,576	113,405	88,732
Financing leases and similar contract rights		598,994	727,641	578,514
Other tangible fixed assets		575,600	699,765	672,825
Capital work in progress and prepayments		38,439	49,332	62,345

Financial fixed assets	6	35,567	34,415	26,417
Companies at equity		557	531	531
Investments		557	531	531
Other companies		35,010	33,884	25,886
Investments		9,176	7,115	2,511
Receivables and deposits paid		25,834	26,769	23,375

Current assets		2,759,521	2,950,700	2,910,281

Long-term receivables		16,837	21,159	25,313
Other receivables		7,035	6,077	8,239
Deferred taxation		9,802	15,082	17,074

Inventories and work in progress		1,707,673	1,861,741	1,864,398
Inventories		1,707,673	1,861,741	1,864,398
Consumables		9,689	11,165	11,695
Goods for resale		1,667,580	1,819,299	1,833,199
Payments to account		30,404	31,277	19,504

Short-term receivables		486,989	522,602	655,938
Trade receivables		431,137	459,257	435,973
Other receivables		55,852	63,345	219,965

Short-term investments		106,472	45,139	33,388
Treasury shares		5,942	17,445	—
Other investments		100,530	27,694	33,388

Cash		317,210	364,160	239,747

Prepayments and accrued income		124,340	135,899	91,497

Total assets		10,840,132	12,085,816	10,397,678

38    Delhaize Group  |  Annual Report 2002

Consolidated Liabilities & Shareholders’ Equity	(in thousands of EUR)

	Note	2002	2001	2000

Shareholders’ equity		3,528,741	3,716,037	1,364,691

Capital	7	46,196	46,196	26,016
Called up share capital		46,196	46,196	26,016
Share premium account	7	2,264,225	2,264,225	26,232

Revaluation reserves	8	15,119	17,788	18,227

Group reserves	9	1,277,325	1,178,174	1,167,988
Parent company reserves		140,146	74,013	66,468
Consolidated reserves		1,137,179	1,104,161	1,101,520

Cumulative translation adjustment	10	(74,124)	209,654	126,228

Minority interests	11	34,314	35,594	1,509,720

Provisions for liabilities and charges and deferred taxation		870,807	993,311	578,591

Provisions for liabilities and charges	12	324,874	368,014	353,550
Pensions and similar obligations		45,133	25,898	9,973
Taxation		—	—	—
Major repairs and maintenance		188	282	134
Other liabilities and charges		279,553	341,834	343,443
Deferred taxation	13	545,933	625,297	225,041

Creditors		6,406,270	7,340,874	6,944,676

Amounts falling due after more than one year	14, 16	3,806,631	4,546,152	1,350,160
Financial liabilities		3,790,502	4,529,875	1,338,844
Non-subordinated debenture loans		3,105,950	3,744,444	646,571
Liabilities under capital leases		666,549	768,739	649,065
Credit institutions		18,003	16,546	37,904
Other loans		—	146	5,304
Trade creditors		—	2,158	—
Suppliers		—	2,158	—
Other liabilities		16,129	14,119	11,316

Amounts falling due within one year		2,449,980	2,622,429	5,466,132
Current portion of long-term debts	14	59,640	66,543	174,831
Financial liabilities	15,16	465,404	571,298	3,348,439
Credit institutions		337,273	455,659	3,187,873
Other borrowings		128,131	115,639	160,566
Trade creditors		1,458,323	1,443,482	1,396,773
Suppliers		1,454,573	1,438,813	1,392,532
Bills payable		3,750	4,669	4,241
Payments received on account		879	—	47
Liabilities for taxes, salaries and social security		333,543	353,170	388,238
Income taxes		75,421	74,935	102,999
Salaries and social security		258,122	278,235	285,239
Other liabilities		132,191	187,936	157,804

Accruals and deferred income		149,659	172,293	128,384

Total liabilities		10,840,132	12,085,816	10,397,678

|  39

CONSOLIDATED INCOME STATEMENT (note 1, 18)

				(in thousands of EUR)

	Note	2002	2001	2000

Operating income		21,082,584	21,920,023	18,576,729

Sales	19	20,688,436	21,395,945	18,168,166
Other operating income		394,148	524,078	408,563

Operating expenses		(20,275,394)	(20,998,720)	(17,837,216)
Merchandise and consumables		15,323,270	15,968,370	13,695,993
Purchases		15,412,504	15,881,843	13,605,519
Inventories and work in progress (increase –, decrease +)		(89,234)	86,527	90,474
Miscellaneous goods and services		1,408,495	1,439,853	1,239,784
Salaries, social security and pensions	20	2,712,294	2,783,011	2,328,085
Depreciation and amounts written off establishment costs, intangible and tangible fixed assets	22	632,828	629,436	465,563
Amortization of goodwill arising on consolidation	22	92,154	89,957	39,932
Amounts written off stocks, work in progress and trade debtors (charged +, applied or released –)		3,809	2,264	3,330
Provisions for liabilities and charges (charged +, applied or released –)		(18,563)	(30,226)	(6,715)
Other operating expenses		121,107	116,055	71,244

Operating profit		807,190	921,303	739,513

Financial income		41,422	15,242	15,060
Income from financial fixed assets		105	161	655
Income from current assets		25,699	9,743	9,063
Other financial income		15,618	5,338	5,342

Financial expenses		(496,487)	(479,504)	(311,284)
Interest payable and similar charges		429,132	445,295	282,132
Amounts written off current assets		12,645	1,514	—
Other financial expenses		54,710	32,695	29,152

Net financial result	23	(455,065)	(464,262)	(296,224)

Current profit of consolidated companies before taxation		352,125	457,041	443,289

Exceptional income		14,391	11,379	38,961
Release of depreciation and amounts written off intangible and tangible fixed assets		632	—	—
Amounts released from provisions for exceptional liabilities and charges		—	343	—
Gains on the disposal of fixed assets		13,737	8,401	37,961
Other exceptional income		22	2,635	1,000

Exceptional expenses		(27,121)	(107,829)	(80,260)
Exceptional depreciation and amounts written off establishment costs, intangible and tangible fixed assets		11,531	15,947	6,872
Amounts written off financial fixed assets		—	475	—
Provisions for exceptional liabilities and charges		2,831	21,402	27,866
Losses on the disposal of fixed assets		11,437	12,558	2,636
Other exceptional expenses		1,322	57,447	42,886

Net exceptional result	24	(12,730)	(96,450)	(41,299)

Profit of the consolidated companies before taxation		339,395	360,591	401,990

Deferred taxation		(33,472)	(68,436)	(41,784)
Transfer to deferred taxes		(79,551)	(69,029)	(43,607)
Release of deferred taxes		46,079	593	1,823

Tax on profits		(126,081)	(123,397)	(103,944)
Tax on profits		(127,935)	(123,452)	(105,046)
Tax adjustments and release of provisions for taxation		1,854	55	1,102

Total income taxes	25	(159,553)	(191,833)	(145,728)

Profit of the consolidated companies		179,842	168,758	256,262

Share in results of companies at equity		43	—	(80)
Profit/(Loss)		43	—	(80)

Consolidated profit		179,885	168,758	256,182

Interest of third parties in the results		1,578	19,338	95,495

Group share in the results	26	178,307	149,420	160,687

Appropriations and transfers
Profit of the current year to be appropriated		178,307	149,420	160,687
Transfer to reserves		(96,401)	(14,891)	(34,700)

Profit to be distributed		(81,906)	(134,529)	(125,987)
Dividends		81,305	133,423	125,038
Directors’ fees		601	1,106	949

42    Delhaize Group  |  Annual Report 2002

40    Delhaize Group  |  Annual Report 2002

CONSOLIDATED STATEMENT OF CASH FLOWS (note 1)

				(in thousands of EUR)

	Note	2002	2001	2000

Operating activities	27

Net income		178,307	149,420	160,687
Minority interest		1,578	19,338	95,495
Share in results of companies accounted for under the equity method		(43)	—	80
Adjustments for
Depreciation and amortization		739,908	735,340	512,367
Provisions for losses on accounts receivable and inventory obsolescence		16,454	4,253	3,330
Stock option expenses		7,566	—	—
Income taxes		126,081	123,397	103,944
Interest expense and similar charges		429,132	445,295	282,132
Investment income		(25,804)	(9,904)	(9,718)
Loss on disposal of fixed assets		11,437	12,558	2,636
Gain on disposal of fixed assets		(13,737)	(8,401)	(37,961)

		1,470,879	1,471,296	1,112,992

Changes in working capital requirement
Inventories		(94,265)	87,221	88,747
Receivables		(8,435)	72,734	(177,209)
Prepayements and accrued income		27,639	32,811	(33,186)
Trade payables		143,859	(47,318)	(20,744)
Other payables		22,064	(36,813)	77,292
Accruals and deferred income		(47,501)	(38,494)	(16,916)
Additions to provisions for liabilities and charges and deferred taxation		19,585	59,268	62,936

Cash generated from operations		1,533,825	1,600,705	1,093,912
Interest paid		(375,316)	(367,662)	(268,979)
Income taxes paid		(121,695)	(24,557)	(154,443)

Net cash provided by operating activities		1,036,814	1,208,486	670,490

Investing activities	27

Purchase of shares in consolidated companies, net of cash and cash equivalents acquired		(13,302)	(69,950)	(2,948,965)
Purchase of tangible fixed assets		(634,901)	(553,569)	(544,717)
Purchase of intangible fixed assets		(9,015)	(12,720)	(1,672)
Purchase of financial fixed assets		(3,089)	(4,488)	(2,216)
Sale of shares in consolidated companies, net of cash and cash equivalents divested		—	—	70,963
Sale of tangible and intangible fixed assets		35,400	24,593	94,192
Sale of financial fixed assets		—	—	688
Cash loans made		(8,704)	(9,838)	(8,535)
Cash received from the repayment of loans		7,043	7,736	105
Dividends received		105	161	655
Interest received		25,699	9,743	9,062

Net cash used in investing activities		(600,764)	(608,332)	(3,330,440)

Cash flow before financing activities		436,050	600,154	(2,659,950)

Financing activities	27

Proceeds from the exercise of share warrants		—	8,007	660
Borrowings under long-term loans		6,822	3,075,398	17,150
Direct financing costs		—	(31,330)	—
Repayment of long-term loans		(127,067)	(209,275)	(93,258)
Borrowings under short-term loans (> three months)		202,666	473,967	371,799
Repayment under short-term loans (> three months)		(186,876)	(502,237)	(557,134)
Additions to (repayments of) short-term loans (< three months)		(100,957)	(2,864,167)	2,888,683
Dividends and directors’ share of profit		(134,529)	(125,905)	(65,427)
Dividends paid by subsidiaries to minority interests		(1,295)	(18,448)	(51,779)
Increase in capital of subsidiaries by minority interests		—	193	—
Proceeds upon conversion of stock option at a subsidiary		4,849	8,980	4,858
Purchases of treasury shares		(13,357)	(36,243)	—
Loss on rate-lock related to long-term bond		—	(239,027)	—

Net cash provided by (used in) financing activities		(349,744)	(460,087)	2,515,552
Effect of foreign exchange translation differences		(53,296)	9,398	14,458
Change of the scope of consolidation		—	1,390	—

Net increase (decrease) in cash and cash equivalents		33,010	150,855	(129,940)
Cash and cash equivalents — Beginning of the year		384,730	233,875	363,815
Cash and cash equivalents — End of the year		417,740	384,730	233,875

Cash and short-term investments (excl. treasury shares)		417,740	391,854	273,135
Bank overdrafts payable on demand		—	(7,124)	(39,260)
Cash and cash equivalents, as reported		417,740	384,730	233,875

|  41

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (note 1)

(in thousands of EUR)

						Cumulative
	Number of		Share			Translation	Total
	Shares		Premium	Revaluation	Group	Adjustment	Shareholders’
	Outstanding	Capital	Account	Reserves	Reserves	and Other	Equity

Balances at January 1, 2000	52,016,925	25,166	25,579	16,613	935,184	83,023	1,085,565

Capital increases	14,800	7	653	—	—	—	660
Dividends and directors remuneration	—	—	—	—	(125,987)	—	(125,987)
Change in cumulative translation adjustment	—	—	—	—	—	43,252	43,252
Changes in equity due to subsidiary capital transactions	—	—	—	—	198,508	—	198,508
Other	—	843	—	1,614	(404)	(47)	2,006
Net income	—	—	—	—	160,687	—	160,687

Balances at December 31, 2000	52,031,725	26,016	26,232	18,227	1,167,988	126,228	1,364,691

Capital increases	40,360,979	20,180	2,237,993	—	—	—	2.258.173
Dividends and directors remuneration	—	—	—	—	(134,529)	—	(134,529)
Change in cumulative translation adjustment	—	—	—	—	—	83,426	83,426
Changes in equity due to subsidiary capital transactions	—	—	—	—	(5,144)	—	(5,144)
Other	—	—	—	(439)	439	—	—
Net income	—	—	—	—	149,420	—	149,420

Balances at December 31, 2001	92,392,704	46,196	2,264,225	17,788	1,178,174	209,654	3,716,037

Dividends and directors remuneration	—	—	—	—	(81,906)	—	(81,906)
Change in cumulative translation adjustment	—	—	—	—	—	(283,778)	(283,778)
Other	—	—	—	(2,669)	2,750	—	81
Net income	—	—	—	—	178,307	—	178,307

Balances at December 31, 2002	92,392,704	46,196	2,264,225	15,119	1,277,325	(74,124)	3,528,741

Treasury shares	(335,304)

Outstanding shares excl. treasury shares	92,057,400

QUARTERLY DATA

(Unaudited)	(in millions of EUR, except earnings per share)

2002	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Sales	20,688.4	5,402.2	5,256.8	5,042.3	4,987.1
Operating profit	807.2	215.5	207.6	173.8	210.3
Net earnings	178.3	48.3	46.5	23.8	59.7
Net earnings per share	1.94	0.52	0.50	0.26	0.65

2001	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Sales	21,395.9	4,993.6	5,496.8	5,453.2	5,452.3
Operating profit	921.3	203.0	236.5	240.1	241.7
Net earnings	149.4	26.7	46.8	(14.9)	90.8
Net earnings per share	1.88	0.51	0.58	(0.16)	0.99

42    Delhaize Group  |  Annual Report 2002

1. Basis of Preparation and Accounting Policies

1. Principle of Consolidation

Full Consolidation

Companies over which control is exercised as of right or de facto are fully consolidated.

Proportional Consolidation

Companies over which joint control is exercised are consolidated proportionately.

Equity Method

Companies on which the Group has a significant influence, particularly by owning voting rights between 10 and 50%, are accounted for by the equity method.

Companies to which these Criteria are not Applied:

•	Companies which have ceased trading or whose results are not significant to the Group, individually and in aggregate, are excluded from the scope of consolidation.

•	Companies whose activity is fundamentally different from those of the Group and which are not significant in terms of the Group, individually and in aggregate, are also excluded.

2. Group Accounting Policies

The Group accounting policies are based on those of the holding company. The accounts of consolidated subsidiaries are restated as necessary in order to comply with the accounting policies stated below, where such restatement has a significant effect on the consolidated accounts taken as a whole.

Establishment Costs

These costs are capitalized only by decision of the Board of Directors. When capitalized, they are depreciated over a period of 5 years or, if they relate to debt issuance costs, the period of the loans.

Intangible Fixed Assets

The intangible fixed assets appearing on the balance sheet are amortized on the basis of the economic life of the assets in question. The amortization period of the main intangible assets are as follows :

Concessions, patent, licences
• Trade names	40 years
• Distribution network	40 years
• Assembled workforce	2-13 years
• Prescription files	15 years
Goodwill
• Favorable lease rights	lease term

Goodwill Arising on Consolidation

Goodwill arising on consolidation of the accounts of a company on entry within the scope of consolidation, or when the holding percentage in a company is modified, is allocated, to the extent possible, to the assets and liabilities of the company concerned. The unallocated difference appears in the balance sheet as “Goodwill arising on consolidation”.

The amounts allocated to assets are amortized on the basis of their nature. The amounts recorded as “Goodwill arising on consolidation” are amortized, as a rule, over a period of 20 or 40 years, given the nature of the sector which provides a steady and non-cyclic return. The choice of rate depends on the country where the investment is made: 40 years for countries with a mature economy and 20 years for countries with an emerging economy.

Tangible Fixed Assets

Tangible fixed assets are recorded in the balance sheet at purchase price, at cost price or at agreed capital contribution value. Assets held under capital lease are valued at an amount equal to the fraction of deferred payments, provided for under the contract, representing the repayment of the capital value of the assets.

Depreciation is based on the economic life of the assets in question, as a rule:

• Buildings		40 years
• Distribution centres		33 years
• Plant, machinery and equipment	3	-14 years
• Furniture, vehicles and other tangible fixed assets	5	-10 years

Ancillary costs related to buildings are either allocated to the asset and depreciated over the same period as the asset in question, or written off as incurred.

Financial Fixed Assets

Investments included in “Companies at equity” appear at the value of the Group share in the equity of the companies in question. Other investments are included at cost, less any provision required to reflect a long-term impairment of value.

Inventories

Inventories are valued on a FIFO (First In, First Out) basis. In practice, this means:

*  Distribution centers

Inventories are valued at net purchase price or at market price at the end of the year, whichever is lower.

*  Sales outlets

Inventories are valued:

•	either according to the “Retail Inventory Method” used by retail companies which corresponds to the use of the sales price of goods less a weighted average percentage margin per family of articles (shelf family).

•	or at their latest purchase price.

Receivables and Payables

Amounts receivable and payable are recorded at their nominal value, less provision for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in another currency than the currency of the subsidiary are valued at the exchange rate on the closing date. The resulting translation difference on conversion (for each currency) is written off if it is a loss and deferred if it is a gain. Exchange gains and losses and conversion differences arising on debts contracted to finance non-monetary assets are recognized based on the principle of matching expenses to the income to which they relate.

Provisions and Deferred Taxes

Provisions for liabilities and charges are set up to cover probable or certain losses of precisely determined nature but whose amount, as at the balance sheet date, is not precisely known. They include, principally:

•	pension obligations, early retirement benefits and similar benefits due by consolidated companies to present or past members of staff;

•	taxation due on review of taxable income or tax calculations not already included in the estimated tax payable included in amounts due within one year;

•	significant reorganization and store closing costs;

•	self-insurance reserves for workers’ compensation, general liability and vehicle accident claims;

•	charges for which the company may be liable as a result of current litigation.

|  43

Deferred taxes are calculated using the liability method on a full provision basis, thus, taking into account temporary differences between book and tax values of assets and liabilities in the consolidated balance sheet. Deferred taxes have two sources: temporary differences in the accounts of Group companies and consolidation adjustments.

Deferred tax assets are included in the consolidated accounts only to the extent that their realisation is probable in the foreseeable future.

Within each fiscal entity in the Group, deferred tax assets and liabilities are offset. Net asset balances are recorded under a separate account among long term receivables.

Translation of Foreign Currencies

The balance sheets of foreign subsidiaries are converted to euro at the year-end rate (closing rate).

The profit and loss accounts are translated at the average daily rate, i.e. the yearly average of the rates each working day of the currencies involved. The differences arising from the use of the average daily rate for the profit and loss account and the closing rate for the balance sheet are taken to the “Cumulative translation adjustment” component of equity.

(in EUR)	Closing Rate		Average Daily Rate

	2002	2001	2002	2001

1 USD	0.953562	1.134687	1.057530	1.116570
100 CZK	3.166862	3.128714	3.246374	2.935307
100 SKK	2.409464	2.337537	2.342277	2.309475
100 THB	2.196364	2.557270	2.456013	2.512029
100 IDR	0.010644	0.010808	0.011337	0.010982
1 SGD	0.549481	0.613271	0.591296	0.623480
100 ROL	0.002846	0.003594	0.003198	0.003842

3. Scope of Consolidation

Main Changes During 2002. In 2002, Delhaize Group made acquisitions for an aggregate amount of EUR 14.3 million.

Delhaize Belgium

In the beginning of January 2002, Delhaize Group acquired the De Wolf company, that operates the Boechout supermarket. In March 2002, Delhaize Group acquired the Sojesmi company, that owns a supermarket located in Ghent.

Mega Image

In November 2002, Delhaize Group increased its ownership interest in Mega Image Group from 51% to 70%.

Main Changes During 2001. In 2001, Delhaize Group made acquisitions for an aggregate amount of EUR 2,324.1 million (including capital consideration).

Main Changes During 2000. In 2000, Delhaize Group made acquisitions for an aggregate amount of EUR 3,830.6 million (including capital consideration).

4. Methodology

Consolidated Balance Sheet

In analyzing the different asset and liability accounts, it must be remembered that the closing rate for the U.S. dollar used for the conversion of the balance sheets of the U.S. companies is EUR 0.9536 at the end of 2002 compared with EUR 1.1347 at the end of 2001, a decrease of 16.0%.

Consolidated Income Statement

In analyzing the consolidated results, it should be noted that the average daily rate for one USD used in translating the results of American companies is EUR 1.0575 against EUR 1.1166 in 2001, a 5.3% decrease.

Consolidated Statement of Cash Flows

Belgian law and European directives are silent on the publication of a statement of cash flows and the methods to be used for preparing such a statement. The method used by the Group is accordingly based on international standards published by the I.A.S.B. (International Accounting Standards Board). In particular, IAS 7 deals with the statement of cash flows.

This statement describes the cash movements that result from three types of activity: operating, investing and financing.

Under IAS 7 the flow from operating activities can be determined on the basis of two methods:

•	the direct method, whereby the most important categories of incoming and outgoing gross funds (receipt of payments from clients, payments to suppliers, etc.) are used to obtain the net cash flow generated by operating activities.

•	the indirect method, whereby the net profit is adjusted for non-monetary transactions (such as depreciation) and transactions concerning investing and financing activities.

Although companies are encouraged to use the direct method, the Group has, like most other companies which publish a statement of cash flows, opted to use the indirect method that is easier to employ.

Cash flows arising from transactions in foreign currencies are translated using the average exchange rate between the euro and the foreign currencies.

2. Goodwill Arising on Consolidation

The balance on this account represents the unallocated difference arising on investments between the acquisition cost of shareholdings and the corresponding share of their net worth. This consolidation goodwill is amortized at an annual rate of 5% for companies in emerging economies and 2.5% for companies in countries with a mature economy (United States and Belgium). New goodwill was recognized on the acquisitions of De Wolf (EUR 6.2 million) and the additional 19% of Mega Image (EUR 3.2 million).

(in millions of EUR)	2002	2001

United States	3,048.4	3,332.2
Belgium	10.0	6.2
Southern and Central Europe	95.7	98.1
Asia	9.0	9.4

Total	3,163.1	3,445.9

Goodwill Arising on Consolidation		(in thousands of EUR)

At the end of the previous year		3,445,945

Movements during the current year:
• Change in the scope of consolidation	11,388
• Amortization	(92,154)
• Translation difference	(202,047)

Net book value at the end of the financial year		3,163,132

44  |  Delhaize Group  |  Annual Report 2002

3. Intangible Fixed Assets

This account is primarily composed of intangible assets identified in the purchase price allocation of the Delhaize America share exchange which took place in 2001, and the acquisition of Hannaford in 2000.

Analysis of Intangible Fixed Assets	(in thousands of EUR)

	Research &	Concessions,
	Development	Patents,
	Costs	Licences	Goodwill	Deposits Paid

Cost
At the end of the previous year	226	1,024,537	471,141	102
Movements during the current year:
• Acquisitions	332	848	7,568	152
• Sales and disposals	(218)	—	(2,628)	—
• Transfer to other accounts	—	5,974	(2,219)	(77)
• Translation difference	(44)	(164,201)	(73,377)	(3)
At the end of the financial year	296	867,158	400,485	174

Depreciation and amounts written off
At the end of the previous year	(226)	(43,147)	(39,354)	—
Movements during the current year:
• Charged to income statement	(332)	(42,974)	(42,796)	—
• Cancelled	218	39	2,628	—
• Transfer to other accounts	—	(406)	(3,406)	—
• Translation difference	44	10,976	10,145	—
• Change in the scope of consolidation	—	1,690	—	—
At the end of the financial year	(296)	(73,822)	(72,783)	—

Net book value at the end of the financial year	—	793,336	327,702	174

4. Establishment Costs

Establishment costs represent debt issuance costs at Delhaize America, Delhaize Group SA and Delhaize “The Lion” Nederland.

Analysis of Establishment Costs		(in thousands of EUR)

Net book value at the end of the previous financial year		24,599

Movements during the current year:
• Newly incurred costs	177
• Depreciation	(4,027)
• Translation difference	(3,373)

Net book value at the end of the financial year		17,376

Being: debt issuance costs		17,376

5. Tangible Fixed Assets

(in millions of EUR)	2002	2001

United States	2,936.1	3,432.5
Belgium	478.4	430.9
Southern and Central Europe	304.9	317.3
Asia	23.9	25.5
Corporate	—	10.7

Total	3,743.3	4,216.9

Changes in tangible fixed assets were as follows:
Acquisitions:	691.3 million
Disposals	(44.1) million
Depreciation:	(557.6) million
Translation difference:	(555.1) million
Change in scope of consolidation:	(17.5) million
Transfers:	9.4 million

|  45

Analysis of Tangible Fixed Assets	(in thousands of EUR)

				Leases		Capital Work
		Plant,	Furniture	and	Other	in Progress
	Land and	Machinery and	and	Similar	Tangible	and Payments
	Buildings	Equipment	Vehicles	Rights	Fixed Assets	in Advance

Cost
At the end of the previous year	1,609,586	2,006,938	262,361	884,798	1,044,219	57,457
Movements during the current year:
• Acquisitions, including own work capitalized	93,257	332,293	71,054	56,483	78,801	59,745
• Sales and disposals	(24,563)	(51,019)	(20,721)	(12,559)	(6,777)	(3,548)
• Transfer to other accounts	27,104	5,673	660	630	35,882	(65,785)
• Change in the scope of consolidation	(12,359)	1,317	3,010	(89,536)	727	(58)
• Translation difference	(169,482)	(283,275)	(32,033)	(133,625)	(150,612)	(6,285)
At the end of the financial year	1,523,543	2,011,927	284,331	706,191	1,002,240	41,526

Revaluation surplus
At the end of the previous year	32,694
Movements during the current year:
• Translation difference	(2)
At the end of the financial year	32,692

Depreciation and amounts written off
At the end of the previous year	(230,029)	(792,454)	(148,956)	(157,157)	(344,454)	(8,125)
Movements during the current year:
• Charged to income statement	(51,950)	(270,774)	(42,292)	(57,553)	(135,145)	(543)
• Release of depreciation	629	3
• Cancelled	6,102	42,932	18,126	1,575	6,330	12
• Transfer to other accounts	(1,076)	(2,790)	(34)	7,508	(3,534)	5,164
• Change in the scope of consolidation	2,767	(1,082)	(959)	79,374	(688)	(37)
• Acquired from third parties		(241)
• Translation difference	17,811	116,705	15,360	19,056	50,851	442
At the end of the financial year	(255,746)	(907,701)	(158,755)	(107,197)	(426,640)	(3,087)

Net book value at the end of the financial year	1,300,489	1,104,226	125,576	598,994	575,600	38,439
of which: land and buildings				598,867
plant, machinery and equipment				8
furniture and vehicles				119

Delhaize Group Stores Ownership	Corporate Stores			Affiliated Stores	Total

		Capital	Operating
(end of 2002)	Owned	Leases	Leases

Delhaize America	125	562	798	—	1,485
Delhaize Belgium	90	3	123	491	707
Alfa-Beta	26	—	78	—	104
Delvita	43	—	66	—	109
Mega Image	12	—	—	—	12
Food Lion Thailand	—	—	34	—	34
Super Indo	—	—	34	—	34
Shop N Shave	2	—	33	—	35

Total	298	565	1,166	491	2,520

46  |  Delhaize Group  |  Annual Report 2002

Leases

Delhaize Group’s stores operate principally in leased premises. Lease terms generally range from 3 to 27 years with renewal options ranging from 3 to 20 years. The average remaining lease term for closed stores is 6.9 years. The following schedule details, at December 31, 2002, the future minimum lease payments under capital and operating leases:

(in thousands of EUR)	Capital Leases	Operating Leases

		Open Stores	Closed Stores

2003	113,831	238,392	26,217
2004	113,439	232,391	25,028
2005	112,047	227,240	23,854
2006	110,745	217,228	22,603
2007	109,109	208,168	20,792
Thereafter	889,201	1,735,048	93,083

Total minimum payments	1,448,372	2,858,467	211,577

Less estimated executory costs	(36,354)

Net minimum lease payments	1,412,018

Less amount representing interest	(713,059)

Present value of net minimum lease payments	698,959

Minimum payments have not been reduced by minimum sublease income of approximately EUR 47 million due over the term of non-cancelable subleases.

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term.

Total Rent Expense under
Operating Leases for Open and Closed Stores	(in millions of EUR)

2002	291
2001	298
2000	257
1999	203
1998	191

In addition, Delhaize Group has signed lease agreements for additional store facilities, the construction of which was not complete at December 31, 2002. The leases expire on various dates extending to 2030 with renewal options generally ranging from 3 to 20 years. Total future minimum rents under these agreements are approximately EUR 156 million.

Provisions of approximately EUR 122 million and EUR 176 million at December 31, 2002 and 2001, respectively, for remaining lease liabilities on closed stores are included in provisions for liabilities and charges. Delhaize Group uses a discount rate based on the current treasury note rates to calculate the present value of the remaining rent payments on closed stores.

6. Financial Fixed Assets

(in thousands of EUR)	Equity Investments	Other Companies

1. Investments
At the end of the previous year	531	7,115
Movements during the current year:
• Acquisitions	—	6,357
• Sales and disposals	—	(3,269)
• Result of the year	43	—
• Translation difference	(17)	(1,027)

Net book value at the end of the financial year	557	9,176

2. Receivables
At the end of the previous year		26,769
Movements during the current year:
• Additions		8,227
• Repayments		(7,043)
• Translation difference		(2,119)

Net book value at the end of the financial year		25,834

7. Capital and Share Premium Account

During 2002, there was no activity in connection with the share capital of Delhaize Group.

8. Revaluation Reserves

(in millions of EUR)	2002	2001

Revaluation reserves	15.1	17.8

This represents the reserve recorded in the accounts of the Company in 1981, together with a reserve calculated for consolidation purposes on the supermarkets owned by Delimmo SA.

9. Group Reserves

(in millions of EUR)	2002	2001

Parent company reserves :
Legal reserve	4.6	4.6
Reserves not available for distribution	0.4	0.4
Untaxed reserves	44.0	44.0
Distributable reserves	16.1	15.7
Profit carried forward	75.0	9.3

Subtotal	140.1	74.0

Consolidated reserves	1,137.2	1,104.2

Total	1,277.3	1,178.2

Group Reserves		(in thousands of EUR)

As of December 31, 2001		1,178,174
• Group share in consolidated results	178,307
• Dividends and directors’ share of profit	(81,906)
• Transfer from taxed revaluation surplus	2,750

As of December 31, 2002		1,277,325

|  47

10. Cumulative Translation Adjustment

	(in millions of EUR)

Year	USD	Euro Zone	Other	Difference	Change	Cumulative
	Companies	Companies	Companies	on Results	over the Year	Total

1998(*)	(8.3)	(4.7)	(2.1)	(15.9)	(31.0)	(31.0)
1999	104.2	(0.1)	0.9	8.9	113.9	82.9
2000	46.6	(1.6)	(0.9)	(0.8)	43.3	126.2
2001	73.5	—	9.1	0.9	83.5	209.7
2002	(263.1)	—	0.7	(21.4)	(283.8)	(74.1)

	(47.1)	(6.4)	7.7	(28.3)	(74.1)

(*) Cumulative 1977-1998

The negative movement of the translation adjustment is mainly due to the decrease of 16.0% in the USD rate as of December 31, 2002, used to translate the value of assets and liabilities of the U.S. companies.

Existing cumulative translation adjustments related to companies of the euro zone will be maintained as they are in the account “Cumulative translation adjustment” until the sale of these holdings.

11. Minority Interests

This account covers third-party interests in the equity of fully consolidated companies which are not wholly owned by Delhaize Group.

(in millions of EUR)	2002	2001

Southern and Central Europe	28.9	30.7
Asia	5.0	4.5
Belgium	0.4	0.4

Total	34.3	35.6

Changes in minority interests are as follows:

(in millions of EUR)

Balance as of December 31, 2001		35.6
Changes in consolidation scope and percentage held	(1.7)
Minority interest in the consolidated profit	1.6
Dividends paid to minority shareholders	(1.3)
Translation difference	0.1

Balance as of December 31, 2002		34.3

12. Provisions for Liabilities and Charges

(in millions of EUR)	2002	2001

United States	186.6	221.4
Belgium	3.6	2.3
Southern and Central Europe	8.7	4.7
Asia	0.1	—
Corporate	125.9	139.6

Total	324.9	368.0

The amount of EUR 186.6 million at Delhaize America mainly consists of :

•	Provisions for store closings (EUR 139.8 million), representing essentially rents to be paid on leased assets and related to the estimated costs of 172 closed stores, 5 planned closings and one distribution center. During 2002, Delhaize America recorded new provisions of EUR 5.0 million for the closing of 15 stores in the normal course of business.

•	A pension liability (EUR 32.9 million), recorded to reflect the difference between the accumulated benefit obligation related to the Hannaford defined benefit pension plan and the value of plan assets.

The provisions at Corporate level mainly represent:

•	Self-insurance reserves at The Pride Reinsurance Company Ltd (Pride) amounting to EUR 108.5 million as of December 31, 2002. Delhaize Group self-insurance reserves relate to workers’ compensation, general liability and vehicle accident claims, for a maximum of USD 500,000 per individual claim.

•	The provision (EUR 12.5 million) recorded at the end of 2001 by Delhaize Group to cover its share of the estimated future expenses (mainly employee benefits and non-cancellable lease obligations) that were guaranteed by Super Discount Markets’ two shareholders.

13. Deferred Taxation

(in millions of EUR)		2002	2001

•	Deferred taxes in the accounts of Delhaize America	329.7	528.1
•	Taxes on consolidation adjustments relating to Delhaize America	165.4	43.4
•	Taxes on consolidation adjustments relating to Delhaize Belgium	43.0	45.3
•	Taxes on consolidation adjustments relating to Alfa-Beta	7.1	6.8
•	Others	0.7	1.7

Total		545.9	625.3

14. Amounts Falling Due after more than One Year

Analysis of Long-Term Debt
Payable by Due Date	(in thousands of EUR)

	Debts by Due Date

	Due in Less than One Year		Due in More than One Year		Due in More than
			and Less than Five Years		Five Years

Financial liabilities		57,826		1,108,956		2,681,546
Non-subordinated debenture loans	25,166		936,302		2,169,648
Liabilities under capital leases	32,410		154,651		511,898
Credit institutions	250		18,003		—

Trade creditors		1,814		—		—

Other debt		—		231		15,898

Total		59,640		1,109,187		2,697,444

48  |  Delhaize Group  |  Annual Report 2002

Long-term Borrowings

Financial liabilities (excl. liabilities under capital leases) are as follows:

	(in thousands)

United States	2002		2001

	USD	EUR	USD	EUR

Debenture, 9.00% (due 2031)	855,000	815,296	900,000	1,021,219
Notes, 8.125% (due 2011)	1,100,000	1,048,918	1,100,000	1,248,156
Notes, 7.375% (due 2006)	600,000	572,137	600,000	680,812
Debt securities, 7.55% to 8.05% (due 2007 to 2027)	270,808	258,232	293,539	333,075
Medium-term notes, 6.16% to 14.15% (due 2003 to 2016)	97,536	93,007	108,492	123,105
Mortgages payable, 7.50% to 10.20% (due 2003 to 2016)	33,551	31,993	39,839	42,205

Total non-subordinates borrowings	2,956,895	2,819,583	3,041,870	3,451,572

Less : current portion	(26,392)	(25,166)	(16,326)	(18,525)

Total non-subordinated borrowings, long-term*	2,930,503	2,794,417	3,025,544	3,433,047

	(in thousands of EUR)

Europe and Asia	2002	2001

Eurobonds, 4.625% (due 2009)	149,138	149,002
Eurobonds, 5.50% (due 2006)	150,000	150,000
Medium-term Treasury Program notes, 6.80% (due 2006)	12,395	12,395
Medium-term credit institution borrowings, 3.11% and 5.14%, respectively	16,151	14,392
Other	2,102	4,035

Total non-subordinated borrowings	329,786	329,824

Less: current portion	(250)	(1,735)

Total non-subordinated borrowings, long-term*	329,536	328,089

(*) The total non-subordinated borrowings can be reconciled with the captions “non-subordinated debenture loans” and “credit institutions” of the Balance Sheet.

	2004	2005	2006	2007	Thereafter	Fair value
in millions of USD
Notes, due 2006			600.0			582.1
			7.38%
Notes, due 2011					1,100.0	1,056.1
					8.13%
Debentures, due 2031					855.0	693.0
					9.00%
Medium term notes			5.1
			8.71%
Debt securities				149.8	122.2	249.0
				7.55%	8.05%
Mortgage payables	5.4	3.1	3.4	3.4	12.1	33.5
	9.64%	9.10%	9.09%	9.00%	8.74%
Other notes	7.9	11.3	11.4	11.7	29.6	82.4
	6.91%	6.99%	7.00%	7.01%	7.21%

in millions of EUR
1999 Eurobonds					150.0	112.5
					4.63%
2001 Eurobonds			150.0			132.8
			5.50%
Medium-term treasury program notes			12.4			12.7
			6.80%
Medium-term credit institution borrowings & other	18.3					18.3
	3.25%

Interest rates on long-term financial liabilities are on average 7.8% (8.5% including capitalized lease commitments).

|  49

During the last half of 2002, Delhaize America repurchased USD 45 million (EUR 47.6 million) of its USD 900 million (EUR 858.2 million) 9.00% debentures due 2031 and USD 24.0 million (EUR 25.4 million) of its 8.05% debt securities due 2027, resulting in a gain of USD 4.9 million (EUR 5.1 million).

During the fourth quarter of 2001 and the third quarter of 2002, Delhaize America entered into interest rate swap agreements to manage the exposure to interest rate movements by effectively converting a portion of the debt from fixed to variable rates (see Note 17 to the consolidated financial statements).

Delhaize Group has a multi-currency treasury note program in Belgium. Under this treasury notes program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to EUR 500 million, or the equivalent thereof in other eligible currencies (collectively the “Treasury Program”). EUR 12.4 million in medium-term notes were outstanding at December 31, 2002 and 2001 under the Treasury Program.

Delhaize Group had EUR 16.1 million and EUR 14.4 million outstanding at December 31, 2002 and 2001 respectively, in European Medium-term Credit Institution borrowings, under its credit facilities (see Note 15 to the consolidated financial statements).

The fair values of Delhaize Group’s long-term borrowings were estimated based upon the current rates offered to Delhaize Group for debt with the same remaining maturities or generally accepted valuation methodologies. The estimated fair values of Delhaize Group’s long-term borrowings including current portion were as follows:

	(in millions of EUR)

	2002	2001

Fair value	2,847.2	4,126.1
Carrying amount	3,149.4	3,781.4

Capitalized Lease Commitments

	(in thousands of EUR)

	2002	2001

Capitalized lease commitments	698,959	813,247
Less: current portion	(32,410)	(44,508)

Total capitalized lease commitments, long-term	666,549	768,739

Payments of capitalized lease commitments:

(in millions of EUR)

2004	2005	2006	2007	Thereafter

34.9	36.5	39.9	43.3	511.9

15. Financial Liabilities due within One Year

	(in thousands of EUR)

	2002	2001

Short-term revolving credit facilities (Delhaize America)	—	158,856
Short-term credit institution borrowings (except Delhaize America)	337,273	296,803
Short-term treasury program notes	128,131	115,639

Total short-term borrowings	465,404	571,298

Delhaize America maintains a revolving credit facility with a syndicate of commercial banks providing USD 350 million (EUR 333.7 million) in committed lines of credit, which expires in July 2005. In December 2002, the credit facility was amended and the line of credit was reduced from USD 500 million (EUR 476.8 million) to USD 350 million. The credit facility is secured by the inventory of the Delhaize America’s operating companies.

The credit facility contains negative covenants, including a minimum fixed charge coverage ratio and a maximum leverage ratio. As of December 31, 2002, Delhaize America was in compliance with all covenants contained in the credit facility. Delhaize America had no outstanding borrowings under this facility as of December 31, 2002. During 2002, Delhaize Amercia had under this facility average borrowings of USD 4.7 million (EUR 5.0 million) at a daily weighted average interest rate of 3.19%. There were borrowings of USD 140 million (EUR 158.9 million) outstanding at December 31, 2001.

At December 31, 2002 and 2001, the European and Asian companies of Delhaize Group had together credit facilities (committed and uncommitted) of EUR 686.2 million and EUR 820.1 million, respectively under which Delhaize Group can borrow amounts for less than one year (Short-term Credit Institution Borrowings) or more than one year (Medium-term Credit Institution Borrowings). The Short-term Credit Institution Borrowings and the Medium-term Credit Institution Borrowings — see note 14 of the consolidated financial statements - (collectively the “Credit Institution Borrowings”) generally bear interest at the inter-bank offering rate of the originating country plus a margin, or at the market rate plus a margin upon withdrawal. Delhaize Group had EUR 337.3 million and EUR 296.8 million outstanding at December 31, 2002 and 2001, respectively in Short-term Credit Institution Borrowings, with an average interest rate of 3.79% and 4.48% respectively. During 2002, Delhaize Group had average borrowings of EUR 333.1 million at a daily weighted average interest rate of 3.76%.

In Belgium, Delhaize Group had approximately EUR 128.1 million and EUR 115.6 million in short-term notes outstanding under the EUR 500 million Treasury Program (see Note 14 to the consolidated financial statements) at December 31, 2002 and 2001 respectively.

16. Net Debt

Net debt, defined as long-term financial liabilities (including current portion) plus short-term financial liabilities minus cash and short-term investments (excl. treasury shares), went from EUR 4,775.9 million as of end 2001 to EUR 3,897.8 million as of end 2002.

This movement can be explained as follows :

(in millions of EUR)

Net debt at the end of previous year	4,775.9

Free cash flow before financing activities	(436.0)
Dividends and directors’ share of profit	135.8
Other investing activities (own shares, stock options, direct financing costs)	8.5
New debt under capital leases	45.3
Change in consolidation scope	4.7
Translation difference	(636.4)

Net debt at the end of the year	3,897.8

Reconciliation of Net Debt

	2002	2001	2000

Amounts falling due after more than one year
Financial liabilities	3,790.5	4,529.9	1,338.8
Amounts falling due within one year
Current portion of long-term debt	59.6	66.6	174.8
Financial liabilities	465.4	571.3	3,348.4
Short-term investments Other investments	(100.5)	(27.7)	(33.4)
Cash	(317.2)	(364.2)	(239.7)

Total	3,897.8	4,775.9	4,588.9

50  |  Delhaize Group  |  Annual Report 2002

17. Contingent Liabilities

(in thousands of EUR)

Guarantees constituted or irrevocably granted by the Group against its own assets
The guarantees represent mainly the amount of mortgages granted by Delhaize Belgium and Delhaize America:	68,533

In addition, Delhaize America has a credit facility of USD 350 million (approximately EUR 333.7 million), which is secured by its inventories.

Interest rate related operations

In 2001 and 2002, Delhaize America entered into interest rate swap agreements to swap the fixed interest rate on a portion of its long-term debt for variable interest rates. The aggregate notional amount is USD 300 million (approximately EUR 286.1 million) maturing in 2006 and USD 200 million (approximately EUR 190.7 million) maturing in 2011. The fixed rate is 7.375% and 8.125% respectively and the variable rates are based on the 6 month or 3 month USD LIBOR.

Forward exchange agreement

Delhaize Group entered into hedging agreements related to loans and borrowings and other engagements in foreign currencies.

Obligation to sell currency:	110,669
Obligation to buy currency:	109,377

Additionally, at the end of 2002, in order to hedge an intercompany receivable in USD, Delhaize Group bought “Call EUR/Put USD” options which give Delhaize Group the right to sell USD for a global amount of USD 114.8 million, with exercise prices from 1.0376 USD to 1.0422 USD for 1 EUR. At the same time, Delhaize Group sold “Call USD/Put EUR” options which give the counterparties the right to buy USD from Dehaize group for a global amount of USD 114.8 million, with an exercise price of 1 USD for 1 EUR. The exercise date of these options is May 23, 2003.

Significant litigation and significant obligations other than those mentioned above

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize Group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

Guaranteed debts

Debts (or parts of debts) guaranteed by mortgages or securities charges granted or irrevocably promised on the Company’s assets

Financial debts	60,592

Non-subordinated debenture loans	60,578
Liabilities under leasing and similar contracts	14

Trade creditors	1,814

Total	62,406

18. Geographical Overview: Contribution of Operating Companies in 2002

			Southern and
(in millions of EUR)	United States	Belgium	Central Europe	Asia	Corporate	Total

Sales	15,883.7	3,420.3	1,166.3	218.1	—	20,688.4
Cost of goods sold	(11,505.7)	(2,671.9)	(955.0)	(190.6)	—	(15,323.2)

Gross profit	4,378.0	748.4	211.3	27.5	—	5,365.2
Gross margin	27.6%	21.9%	18.1%	12.6%	—	25.9%
Depreciation	(459.1)	(55.3)	(28.6)	(5.8)	—	(548.8)
Amortization	(166.7)	(2.6)	(6.1)	(0.8)	—	(176.2)
Salaries, miscellaneous goods and services, other operating income/(expense)	(3,053.1)	(568.0)	(162.5)	(25.4)	(24.0)	(3,833.0)

Operating profit	699.1	122.5	14.1	(4.5)	(24.0)	807.2
Operating margin	4.4%	3.6%	1.2%	-2.1%	—	3.9%
Financial income/(expense)	(399.0)	—	(16.5)	0.7	(40.3)	(455.1)

Earnings before income taxes and exceptional items	300.1	122.5	(2.4)	(3.8)	(64.3)	352.1
Exceptional income/(expense)	(0.4)	(0.6)	(7.9)	(2.7)	(1.1)	(12.7)
Earnings before income taxes	299.7	121.9	(10.3)	(6.5)	(65.4)	339.4
Income taxes	(144.9)	(30.0)	(5.8)	(0.1)	21.2	(159.6)

Net earnings from consolidated companies	154.8	91.9	(16.1)	(6.6)	(44.2)	179.8
Share in results of companies at equity	—	—	—	—	0.1	0.1
Minority interests	—	—	(1.0)	(0.6)	—	(1.6)

Net earnings	154.8	91.9	(17.1)	(7.2)	(44.1)	178.3

Contribution of Operating Companies

		Sales				Operating Profit

	(in millions of EUR)	2002	2001	2000	%2002	2002	2001	2000	%2002

United States	EUR	15,883.7	16,905.0	14,069.5	76.8%	699.1	810.8	635.2	86.6%
	USD	15,019.6	15,140.2	12,967.3		661.1	726.2	585.5
	Belgium	3,420.3	3,212.9	2,983.5	16.5%	122.5	121.5	88.4	15.2%
	Southern and Central Europe	1,166.3	1,091.0	959.4	5.6%	14.1	13.5	23.3	1.8%
	Asia	218.1	187.0	155.3	1.1%	(4.5)	(3.4)	(5.7)	-0.6%
	Corporate	—	—	0.5	—	(24.0)	(21.1)	(1.7)	-3.0%

	Total	20,688.4	21,395.9	18,168.2	100.0%	807.2	921.3	739.5	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Net Earnings

	(in millions of EUR)	2002	2001	2000	%2002

United States	EUR	154.8	137.0	84.9	86.8%
	USD	146.4	122.7	78.4
	Belgium	91.9	85.3	62.4	51.5%
	Southern and Central Europe	(17.1)	(30.0)	4.0	-9.6%
	Asia	(7.2)	(4.3)	(5.4)	-4.0%
	Corporate	(44.1)	(38.6)	14.8	-24.7%

	Total	178.3	149.4	160.7	100.0%

|  51

19. Organic Sales Growth Reconciliation

(in millions of EUR)	2002	2001	%

Sales	20,688.4	21,395.9	-3.3%
Effect of foreign exchange	866.8	—	—

Sales at identical exchange rates	21,555.2	21,395.9	+0.7%
Less Super Discount Markets	—	(278.8)	—

Organic sales growth	21,555.2	21,117.1	+2.1%

20. Salaries

(in millions of EUR)	2002	2001

United States	2,116.2	2,228.9
Belgium	455.4	422.1
Southern and Central Europe	112.9	104.0
Asia	15.2	13.5
Corporate	12.6	14.5

Total	2,712.3	2,783.0

At identical exchange rates, salaries and social security of the Group would have represented an amount of EUR 2,828.9 million, an increase of 1.6%.

Average workforce		140,314
• Hourly paid workers	14,622
• Salaried staff	120,084
• Management personnel	5,608

		(in thousands of EUR)

Employment costs		2,712,294
a) Salaries and other direct benefits	2,232,090
b) Employer’s social security contributions	245,912
c) Employer’s premiums for supplementary insurance	163,568
d) Other personnel expenses	8,651
e) Pensions	62,073

An aggregate amount of EUR 10.2 million has been paid to the executive directors of Delhaize Group for the financial year ended December 31, 2002, including an amount of EUR 7.1 million related to the senior management reorganization at Delhaize America. This amount is included in the aggregate compensation of the members of the Executive Committee as stated in the corporate governance section of this report on page 71.

21. EBIT and EBITDA Reconciliation

(in millions of EUR)	2002	2001	2000

Net earnings	178.3	149.4	160.7

Add (substract) :
Interest of third parties in the result	1.5	19.4	95.6
Total income taxes	159.6	191.8	145.7
Net exceptional result	12.7	96.4	41.3
Net financial result	455.1	464.3	296.2
EBIT	807.2	921.3	739.5
Depreciation	548.8	561.4	454.0
Amortization of goodwill and intangibles	176.2	158.0	51.5
Store closings in the normal course of business	3.0	8.5	29.5

EBITDA	1,535.2	1,649.2	1,274.5
As % of sales	7.4%	7.7%	7.0%

22. Depreciation and Amortization

(in millions of EUR)	2002	2001

United States	459.1	475.6
Belgium	55.3	53.0
Southern and Central Europe	28.5	27.0
Asia	5.8	4.9
Others	0.1	0.9
Goodwill and other intangibles	176.2	158.0

Total	725.0	719.4

23. Net Financial Result

The interest coverage ratio, defined as EBITDA divided by net interest result, was 3.8, compared to 3.8 in 2001. 2002 net financial expenses includes :

•	EUR 53.1 million other financial expenses representing bank fees, credit card fees and losses incurred on foreign currency transactions (EUR 44.1 million in 2001)

•	EUR 12.6 million related to a valuation allowance recorded on the treasury shares owned by Delhaize Group at December 31, 2002

•	EUR 7.6 million related to the exercise of stock options by Delhaize America employees

•	a EUR 5.1 million gain realized on the repurchase by Delhaize America of USD 69 million debentures and debt securities

24. Net Exceptional Result

Net exceptional result during 2002 were EUR -12.7 million, compared to EUR -96.4 million during 2001. In 2002, the net exceptional expenses consisted primarily of :

•	EUR 10.1 million for store closing provisions and an asset impairment charge at Delvita

•	EUR 2.5 million for the closing of four Food Lion Thailand stores

•	EUR 1.1 million related to the Delhaize America share exchange

In 2001, the net exceptional result consisted primarily of EUR 42.2 million merger expenses related to the Hannaford acquisition and the Delhaize America share exchange, EUR 34.5 million for the closing of Super Discount Markets and EUR 19.1 million for an asset impairment charge on seven Delvita stores and the closing of eight other Delvita stores.

25. Taxes and Deferred Taxation

Taxes and deferred taxation represent 47.0% of the profit of the consolidated companies before taxation, against 53.2% last year. This decrease is primarily the result of the lower non-deductible exceptional expenses and the adjustment of deferred tax liabilities due to the newly legislated Belgian tax rate, partly compensated by higher non-deductible goodwill amortization. Before exceptional results, the effective tax rates were 45.3% in 2002 and 45.6% in 2001.

Tax Expenses by Country:

	Statutory		Actual		Actual
(in millions of EUR)	Rate	2002	Rate	2001	Rate

United States	38%	143.0	41.3%	168.8	47.3%
Belgium	40.2%	10.1	16.6%	15.3	23.4%
Greece	35%	5.1	78.2%	5.0	86.8%
Others	—	1.4	—	2.7	—

Total	—	159.6	—	191.8	—

52  |  Delhaize Group  |  Annual Report 2002

Reconciliation of Delhaize Group’s Belgian Statutory Income Tax Rate with Delhaize Group’s Effective Income Tax Rate:

	2002	2001	2000

Belgian statutory income tax rate	40.2%	40.2%	40.2%
Items affecting the Belgian statutory income tax rate:
Effect of tax rate applied to the income of Delhaize America (incl. non-deductible goodwill amortization)	1.5	2.0	0.4
Amortization of non-deductible goodwill related to acquisitions, incl. the Delhaize America share exchange	7.1	4.8	0.7
Tax charges on dividend income	0.9	0.8	0.8
Non-taxable / deductible exceptional income/expenses	1.5	6.0	(3.2)
Adjustment of deferred taxes related to Belgian entities	(2.6)	—	—
Other	(1.6)	(0.6)	(2.6)

Effective tax rate	47.0%	53.2%	36.3%

26. Cash Earnings Reconciliation

Cash earnings, defined as net earnings before amortization of goodwill and other intangibles, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests can be reconciled to net earnings as follows:

(in millions of EUR)	2002	2001	2000

Net earnings	178.3	149.4	160.7

Add back / (subtract)
Store closings in the normal course of business	3.0	8.5	29.5
Taxes and minority interests on store closings in the normal course of business	(1.1)	(4.0)	(20.6)
Amortization of goodwill and other intangible assets	176.2	158.0	51.5
Taxes and minority interests on amortization of goodwill and intangible assets	(33.4)	(43.1)	(24.6)
Exceptional items	13.8	95.8	43.4
Taxes and minority interests on exceptional items	(0.5)	(25.6)	(52.2)

Cash earnings	336.3	339.0	187.7

27. Consolidated Statement of Cash Flows

Operating Activities

Net cash provided by operating activities amounted to EUR 1,036.8 million in 2002, or a decrease of 14.2% compared to 2001, mainly due to the increase of income taxes payments by EUR 97.1 million. Working capital requirements improved again in 2002 by EUR 43.4 million primarily due to an increase in accounts payable of EUR 143.9 million partially offset by increased inventories of EUR 94.3 million.

Investing Activities

Net cash used in investing activities decreased by 1.2% to EUR 600.8 million. The decrease in purchases of shares in consolidated companies, explained by the acquisition of Trofo (Greece) in 2001, was almost totally offset by an increase of purchases of tangible fixed assets (capital expenditures) to EUR 634.9 million.

Capital Expenditures

(in millions of EUR)	2002	2001

United States	505.8	431.3
Belgium	91.3	93.8
Southern and Central Europe	30.3	19.8
Asia	7.5	7.4
Corporate	—	1.3

Total	634.9	553.6

Financing Activities

In 2002, net cash used in financing activities amounted to EUR 349.7 million. In 2002, Delhaize America reduced its short-term debt by USD 140 million (EUR 148.1 million). Other Group borrowing activity partially offset this reduction, yielding a EUR 85.2 million short-term debt reduction in aggregate. In 2002, Delhaize Group reduced its long-term debt by EUR 120.2 million, including a Delhaize America repurchase of USD 69.0 million (EUR 72.9 million) of its outstanding debt in open market transactions, and the reimbursement of capital leases worth EUR 32.2 million.

Dividends and directors’ remuneration related to financial year 2001 rose to EUR 134.5 million because of the 5.9% increase in the 2001 dividend per share paid in 2002.

Cash and Cash Equivalents

As a result, and taking into account a negative effect of foreign exchange translation difference due primarily to the weaker U.S. dollar, cash and cash equivalents increased in 2002 by EUR 33.0 million, from EUR 384.7 million at the end of 2001 to EUR 417.7 million at the end of 2002. In 2002, Delhaize Group generated a free cash flow of EUR 300.2 million after dividend payments. In 2001, Delhaize Group generated EUR 455.8 million free cash flow.

Free Cash Flow Reconciliation	(in millions of EUR)

	2002	2001

Net cash provided by operating activities	1,036.8	1,208.5
Net cash used in investing activities	(600.8)	(608.3)
Dividends and directors’ share of profit	(134.5)	(125.9)
Dividends paid by subsidiaries to minority interests	(1.3)	(18.5)

Free cash flow	300.2	455.8

|  53

28. Identical Exchange Rates

When calculated using the exchange rates that were used for the translation to euro of 2001 foreign subsidiaries’ balance sheets and income statements, 2002 sales, EBITDA, operating profit, net earnings, net earnings per share, cash earnings, cash earnings per share and net debt would be as follows :

	2002			2001	2002/2001

		Impact of	Identical
	Actual rates	exchange rates	rates		Actual rates	Identical rates

Sales	20,688.4	868.8	21,555.2	21,359.9	-3.3%	0.7%
EBITDA	1,535.2	72.6	1,607.8	1,649.2	-6.9%	-2.5%
Operating profit	807.2	41.4	848.6	921.3	-12.4%	-7.9%
Net earnings	178.3	12.6	190.9	149.4	19.3%	27.8%
Net earnings per share	1.94	0.13	2.07	1.88	3.00%	10.3%
Cash earnings	336.3	16.4	352.7	339.0	-0.8%	4.0%
Cash earnings per share	3.65	0.18	3.83	4.26	-14.4%	-10.2%
Net debt	3,897.8	628.4	4,526.2	4,775.9	-18.4%	5.2%

29. Companies

I. Subsidiary Companies

			Shares held (in %)
A. Fully Consolidated			Directly	Indirectly

Aidi Center S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 430.170.254		100%
Albatros S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 451.972.389		100%
Alfa-Beta Vassilopoulos S.A.	81, Spata Ave., Gerakas, Athens, Greece	V.A.T.: EL 94025817		50.65%
Aniserco S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 443.164.888	72.18%	27.82%
Athenian Real Estate Development, Inc.	PO Box 1000, Portland, ME 04104, U.S.A			100%
Atlas A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
ATTM Consulting and Commercial, Ltd.	Themistoclis Dervis Str., 4th floor, Office D4, P.O. Box 4185, 1702 Nicosia, Cyprus		70%
Birdshop S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 470.070.215		100%
Bonney Wilson & Sons, Inc.	PO Box 1000, Portland, ME 04104, U.S.A			100%
Boxer S.P.R.L.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 467.259.094		100%
De Wolf N.V.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 424.990.454	100%
Delanthuis N.V.	Schijnpoortweg 121, 2170 Merksem	V.A.T.: BE 461.066.041	86%	14%
Delhaize America, Inc.	2110 Executive Drive, Salisbury NC 28145-1330, U.S.A		80.58%	19.42%
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands			100%
Delhaize Insurance Corp., Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A			100%
Delhaize Siam, Ltd.	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Delhaize The Lion America, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A		100%
Delhaize The Lion Asia, Ltd.	Room 803, San Toi Building, 137-139 Connaught Road Central, Hong Kong		100%
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 432.195.772	100%
Delhaize "The Lion" Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	V.A.T.: NL 0071.10.911.B.01		100%
Delhaize The Lion Pacific	55/5, Moo 1 Srinakarin Road		100%
	Nongborn, Pravate, Bangkok, Thailand
Delhome S.A.	Bld de l’Humanité 219/221, 1620 Drogenbos	V.A.T.: BE 430.190.248	80%	20%
Delimmo S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 408.324.369	100%
Delnemo A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delrest, Inc.	950, East Paces Ferry Road, Atlanta, GA 30326, U.S.A			100%
Delshop S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 426.645.194	100%
Delvita A.S.	Za Panskou zahradou 1018, 252 19 Rudna, Czech Republic			100%
Delvita S.R.O.	Tomasikova 14, 821 03 Bratislava, Slovakia			100%
DZA Brands, LLC.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A			100%
ENA S.A.	81, Spata Ave., Gerakas, Athens, Greece			100%
Essex Realty Corp.	PO Box 1000, Portland, ME 04104, U.S.A			100%
FL Food Lion, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A			100%
Food Lion, LLC.	2110 Executive Drive, Salisbury, NC 28145-1330, U.S.A			100%

54 | Delhaize Group | Annual Report 2002

Food Lion Thailand	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Food Lion Thailand, Inc.	2110 Executive Drive, Salisbury NC, 28145-1330, U.S.A.			100%
Frippiat S.A.	Rue de Fragnée 57, 4000 Liège	V.A.T.: BE 402.401.035		100%
Gillo S.P.R.L	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 466.458.350		100%
Hannabro, Co.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Bros., Co.	145, Pleasant Hill Road, Scarborough, ME 04074, U.S.A.			100%
Hannaford Licensing Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Procurement Corp.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Hannaford Trucking Company	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Jan Van Gent S.P.R.L	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 472.225.395		100%
Kash n’ Karry Food Stores, Inc.	6422 Harney Road, Tampa, FA 33610, U.S.A.			100%
Lion Garden Food Company	55/5, Moo 1 Srinakarin Road Nongborn, Pravate, Bangkok, Thailand			100%
Lithia Springs, LLC	6472 East Church Street, Suite H, Douglasville GA 30134, U.S.A.			60%
Martin’s Food of South Burlington, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Mega Doi	39-49 N. Titulescu Avenue, block 12, first district Bucarest, Romania			85.96%
Mega Dolphin	224 Stefan cel Mare Street, block 43, second district, Bucarest, Romania			81.43%
Mega Image	226 Stefan cel Mare Street, block 44, second district, Bucarest, Romania			70%
NP Lion Leasing & Consulting, Ltd.	Themistoclis Dervis Str., 4th floor, Office D4, P.O. Box 4185, 1702 Nicosia, Cyprus		70%
Plain Street Properties, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
Points Plus Punten S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 459.349.042	100%
Progressive Distributors, Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
PT Lion Super Indo	Jl. Ancol I n° 9-10, Ancol Barat, Jakarta 14430, Indonesia			51%
Redelcover S.A.	Avenue de la Gare 65, 1611 Luxembourg, Grand Duchy of Luxembourg			100%
Regab B.V	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
Risk Management Services, Inc.	PO Box 1330, Salisbury, NC 28145-1330, U.S.A.			100%
Serdelco S.A.	Avenue de la Créativité 4, 59650 Villeneuve d’Ascq, France	V.A.T.: FR 25.398.838.946		100%
Shop ‘N Save — Mass., Inc.	PO Box 1000, Portland, ME 04104, U.S.A.			100%
SID S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 441.263.688		100%
Sojesmi S.A.	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 421.326.923		100%
Svemark B.V	Rietmeent 187-188, 1357 CT Almere, The Netherlands			100%
Super Discount Markets, Inc.*	Thornton Road 420, Lithia Springs, GA 30057, U.S.A.			60%
Super Dolphin	224 Stefan cel Mare Street, block 43, second district, Bucarest, Romania			70%
The Pride Reinsurance Company, Ltd.	Fitzwilliam Square 38/39, Dublin 2, Ireland			100%
Trofo S.A.	81, Spata Ave., Gerakas, Athens, Greece			100%
Vadis S.P.R.L	Rue Osseghemstraat 53, 1080 Brussels	V.A.T.: BE 424.012.437		100%
Wambacq & Peeters S.A.	Isidoor Crockaertstraat 25, 1731 Zellik	V.A.T.: BE 416.980.927	85%
Wintrucks S.A.	Isidoor Crockaertstraat 25, 1731 Zellik	V.A.T.: BE 437.829.789	20%	80%

B. Proportionately Consolidated		Directly	Indirectly

Shop N Save	48, Lorong 21 Geylang, Tai Thong Hung Building 04-01, 388464 Singapore		49%

II. Associated Companies

A. Accounted for at Equity			Share of capital

Debarry Center	Orange Park, Florida, U.S.A.		50%

B. Maintained at Cost

Special Event S.A.	Rue Marché-aux-Herbes 105, 1000 Brussels	V.A.T.: BE 432.079.174	30%

(*) In liquidation

| 55

Summary Company Accounts of Delhaize Group SA

The summarized annual accounts of Delhaize Group SA are presented below. In accordance with company law, these annual accounts, the Directors’ report and the Statutory Auditor’s report will be deposited at the Banque Nationale de Belgique (National Bank of Belgium). These documents can also be obtained upon request from : Delhaize Group SA, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.

Summary of Accounting Principles

A complete description of the accounting principles is included in the notes to the consolidated accounts. The only differences relate to tangible and financial fixed assets:

1)	Tangible fixed assets are recorded at cost price or agreed capital contribution value on the balance sheet. Assets held under capital leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the reimbursement of the capital value of the asset.

Depreciation rates are applied on a straight line basis at the rates admissible for tax purposes:

Land:	0.00% /year
Buildings:	5.00% /year
Distribution centres:	3.00% /year
Sundry installations:	10.00% /year
Plant, equipment:	20.00%/year
Equipment for intensive use:	33.33%/year
Furniture:	20.00% /year
Motor vehicles:	25.00% /year

Ancillary construction expenses are written off during the year in which they are incurred.

2)	Financial fixed assets are valued at their cost price, less any amounts previously written off.

At the end of the financial year, an individual valuation is made for each security held in “Financial fixed assets”, so as to reflect as accurately as possible the situation, profitability and prospects of the company concerned.

The valuation method is chosen objectively, taking into account the nature and characteristics of the security. It can be based on one or other of the traditional bases used for such valuations, or on the appropriately weighted average of several of them.

Generally, it is the net value of the asset, adjusted as required to reflect underlying appreciation, which is used. For foreign investments, the valuation is based on the exchange rates applicable at the end of the financial year. The valuation method thus adopted for a security is used consistently from one financial year to the next, except, of course, in the event of a change in circumstances rendering its continued use inadmissible.

Should this valuation show a long-term loss of value in relation to its cost, the book value of the investment is reduced by an amount equal to the long-term portion of the estimated impairment.

3)	Summary of the net earnings per share and cash earnings per share of Delhaize Group SA

	2002	2001	2000

Net earnings per share	1.60	1.78	2.34
Cash earnings per share	1.61	1.79	2.35

56 | Delhaize Group | Annual Report 2002

4)	Summary Company Accounts of Delhaize Group SA

Balance Sheet			(in thousands of EUR)
ASSETS		2002	2001

Fixed assets		4,142,116	4,110,680
	Establishment costs	403	466
	Intangible fixed assets	917	397
	Tangible fixed assets	281,256	261,254
	Financial fixed assets	3,859,540	3,848,563

Current assets		694,098	656,782
	Long-term trade receivables	—	99
	Inventories and work in process	250,071	247,338
	Short-term trade receivables	376,098	319,855
	Short-term investments	4,026	11,234
	Cash and bank	55,086	55,584
	Prepayments and accrued income	8,817	22,672

Total assets		4,836,214	4,767,462

LIABILITIES	2002	2001

Shareholders’ equity	2,818,286	2,752,591
Capital	46,196	46,196
Distributable reserves	16,141	15,702
Other reserves	2,680,861	2,681,325
Profit carried forward	75,088	9,368

Provisions and deferred taxation	3,411	2,640
Financial liabilities	1,279,596	1,244,182
After one year	728,254	707,189
Within one year	551,342	536,993

Trade creditors	518,182	500,157

Other liabilities	216,739	267,892
Other liabilities within one year	201,968	248,555
Accruals and deferred income	14,771	19,337

Total liabilities	4,836,214	4,767,462

Income Statement
	2002	(in thousands of EUR) 2001

Operating income	3,438,028	3,231,057
Sales	3,409,448	3,201,067
Other operating income	28,580	29,990

Operating expenses	(3,343,299)	(3,163,915)
Merchandise and consumables	2,624,175	2,462,708
Salaries, social security and pensions	450,531	421,752
Other operating expenses	268,593	279,455

Operating profit	94,729	67,142
Income from financial fixed assets	146,489	146,431
Net financial expense	(81,219)	(69,103)

Current profit before taxation	159,999	144,470
Exceptional income	932	480
Exceptional expenses	(1,242)	(939)

Current year profit before taxation	159,689	144,011
Transfer (-) to/ release (+) from deferred taxes	16	(2)
Current taxation	(12,105)	(2,375)

Financial year results	147,600	141,634
Transfer (-) to/ release (+) from tax-exempt reserves	26	(3)

Financial year results to be appropriated	147,626	141,631

Appropriation of Profit

	2002	(in thousands of EUR) 2001

Profit carried forward from previous year	9,368	4,284
Transfer to legal reserve	—	(2,018)

Profit to carry forward	(75,088)	(9,368)

Dividends to shareholders	(81,305)	(133,423)

Directors’ share of profit	(601)	(1,106)

Share Capital	(in thousands of EUR)	Number of Shares

Share capital
Shares in issue (account n° 100 of liabilities and shareholders’ equity)
• At the end of the previous year	46,196	—
• At the end of the financial year	46,196	—
Analysis of share capital
Class of shares
• Ordinary shares of no par value	46,196	92,392,704
Registered shares or bearer shares
• Registered	—	4,620,264
• Bearer	—	87,772,440

Treasury shares held by
• The company itself	4,026	227,200
• Its subsidiaries	1,916	108,104

Commitments to issue new shares
On the exercise of subscription rights
• Number of subscription rights in issue	—	3,833,454
• Amount of capital to be subscribed	1,917	—
• Corresponding maximum number of shares to be issued	—	3,833,454

Unissued authorized capital	46,196	—

|    57

REPORT OF THE STATUTORY AUDITOR

ON THE CONSOLIDATED ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2002
PRESENTED TO THE ANNUAL GENERAL MEETING
OF DELHAIZE BROTHERS AND CO “THE LION”
(DELHAIZE GROUP) SA

To the shareholders,

As required by law and the articles of association, we have the honour to report on the conduct of the audit which you have confided to us.

We have audited the consolidated financial statements for the year ended 31 December 2002 which have been prepared under the responsibility of the Board of Directors and which show total assets of EUR 10,840,131,939 and a consolidated profit for the year then ended (Group share) of EUR 178,307,138. We have also examined the Directors’ report on the consolidated accounts.

Unqualified opinion on the consolidated accounts

Our examination was made in accordance with the standards of the Belgian Institute of Registered Auditors. These professional standards require that our examination be organised and conducted in such a way as to enable us to obtain reasonable assurance that the consolidated accounts are free from material misstatement taking account of the legal and regulatory requirements applicable to consolidated accounts in Belgium.

In accordance with these standards, we have taken account of the administrative and accounting organisation of the Group, as well as its internal control systems. We have obtained all the explanations and information necessary for our examination. We have examined the documentation supporting the amounts presented in the consolidated accounts on a test basis. We have considered the appropriateness of the accounting and consolidation policies and of significant accounting estimates made by the Group, as well as the presentation of the consolidated accounts taken as a whole. We believe that these procedures provide a reasonable basis on which to express our opinion.

In our opinion, based upon our audit, the consolidated accounts for the year ended 31 December 2002 give a true and fair view of the Group’s net worth, financial position and the consolidated results of its operations for the year then ended, in accordance with the legal and regulatory requirements applicable in Belgium and the information given in the notes to the consolidated accounts is adequate.

Additional attestation

Our report is complemented by the following attestation, the nature of which is not such as to modify our opinion on the consolidated financial statements:

•	The report of the Board of Directors includes the information required by law, and agrees with the consolidated financial statements.

Brussels, 13 March 2003

The Statutory Auditor,

DELOITTE & TOUCHE

Reviseurs d’Entreprises
SC s.f.d. SCRL
Represented by James FULTON

58 | Delhaize Group | Annual Report 2002

Reconciliation of Belgian GAAP to US GAAP

The consolidated financial statements have been prepared in accordance with Belgian GAAP. Those principles differ in certain significant respects from US GAAP. These differences relate mainly to the items that are described below and are summarized in the following tables. Such differences affect both the determination of net income and shareholders’ equity.

Items Affecting Net Income and Shareholders’ Equity

Goodwill

Amortization and Impairment of Goodwill and Other Intangible Assets

Under Belgian GAAP, goodwill and other intangible assets are amortized over their useful lives, not to exceed forty years. Under US GAAP, Delhaize Group adopted Statement of Financial Accounting Standards (SFAS) N° 142, Goodwill and Other Intangible Assets (SFAS 142). Accordingly, Delhaize Group ceased amortizing goodwill and other intangible assets determined to have indefinite lives, which resulted in an adjustment of EUR 129.8 million on 2002 earnings, before tax. Delhaize Group’s transitional impairment analysis resulted in a before tax impairment charge of EUR 12.3 million related to the Kash n’ Karry trade name. In addition, Delhaize Group chose the fourth quarter for its annual impairment assessment of goodwill and other intangible assets, and as a result, recorded a before tax impairment charge of EUR 32.7 million related to the remaining Kash n’ Karry trade name and to the Food Lion Thailand goodwill.

Under Belgian GAAP, prior to 1999, goodwill was amortized over its estimated useful life, not to exceed twenty years. From 1999 on, goodwill is amortized over its estimated useful life, not to exceed forty years. Under US GAAP, prior to the adoption of SFAS 142, goodwill was amortized over its useful life, not to exceed forty years. An adjustment is recorded relating to goodwill amortization recorded prior to 1999 for which the change in the Belgian GAAP policy was not in effect.

Share Exchange

The determination of the consideration given in connection with the Delhaize America share exchange differs under Belgian GAAP and US GAAP. Under Belgian GAAP, the shares that were issued were valued at EUR 56.00 each, representing the share price at the date when the share exchange took place (April 25, 2001). Under US GAAP, the shares were valued at EUR 52.31 each, representing the average of the share price three days before and three days after the date when the share exchange agreement was signed (November 16, 2000). Also, certain transaction expenses (stamp duties and notary fees related to the capital increase) that were expensed under Belgian GAAP were included in the purchase price under US GAAP. Stock option exercise expenses that were included in the consideration under Belgian GAAP were excluded under US GAAP. These differences in determining the amount of consideration affected the amount of goodwill recorded in the share exchange.

Purchase Accounting Adjustment

Under Belgian GAAP, purchase accounting adjustments to goodwill are not permitted in subsequent years’ financial statements. Under US GAAP, Delhaize Group finalized its purchase price allocation related to the Delhaize America share exchange during 2002. The finalization of the purchase accounting resulted in an increase in goodwill and a decrease in other intangible assets and tangible assets. This resulted in an adjustment of EUR 10.2 million relating to depreciation and amortization during 2002.

Subsidiary Treasury Shares

Under Belgian GAAP, Delhaize America’s stock repurchases that result in increases in the Group’s ownership are recognized as capital transactions. Under US GAAP, these acquisitions are accounted for under the purchase method of accounting, with recognition of goodwill.

Hannaford Acquisition

Under Belgian GAAP, the goodwill recognized upon acquisition of Hannaford does not include the value of the options to acquire Hannaford common stock that were converted to options to acquire Delhaize America common stock. Under US GAAP, the value of these stock options is taken into account in the total estimated purchase price of Hannaford and the related goodwill.

Fixed asset accounting

Impairment of Long-Lived Assets

Under Belgian GAAP, non-cash charges for impairement are not recognized when they relate to Delhaize America stores that are not planned to be closed. Under US GAAP, Delhaize Group follows the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets in its entirety, and these charges are recorded.

Revaluation Surpluses

Under Belgian GAAP, Delhaize Group records unrealized gains on the revaluation of certain subsidiaries’ assets in the revaluation reserves, which are classified in shareholders’ equity. Such revaluations are not permitted under US GAAP.

Lease accounting

Under Belgian GAAP, a capital lease is defined as one that transfers substantially all the risks and rewards of ownership of an asset to the lessee. Under US GAAP, SFAS 13, Accounting for Leases, defines criteria for companies to evaluate whether, at inception of the lease, a lease should be accounted for as a capital lease or an operating lease. Accordingly, the Group has certain leases that are classified as operating leases under Belgian GAAP that are classified as capital leases under US GAAP.

Pensions

The Group sponsors defined benefit pension plans at certain of its subsidiaries. Such plans have been established in accordance with applicable legal requirements and customary practices in each country. Benefits are generally based upon compensation and years of service. Delhaize Group accounts for pension plans for its U.S. subsidiaries under the provisions of SFAS 87, Employees’ Accounting for Pensions (SFAS 87). For all other consolidated entities, pension plan contributions are expensed as contributions are made. Under US GAAP, pension plan obligations are calculated in accordance with the provisions of SFAS 87 for all the consolidated entities. Additionally, under Belgian GAAP, when Delhaize Group does follow the provisions of SFAS 87, changes to the minimum pension liability are recorded in “Prepayments and accrued income”. Under US GAAP, this amount is recorded in “Other comprehensive income”.

|       59

Foreign Currency Transactions

Under Belgian GAAP, the Group has deferred foreign currency transaction exchange rate losses incurred on debts contracted to finance non-monetary assets. These losses are recognized based on the principle of matching expenses to the income to which they relate. Under US GAAP, the increase or decrease in expected functional currency cash flows is a foreign currency transaction gain or loss that is included in determining net income for the period in which the exchange rate changes.

Income Taxes

Under Belgian GAAP, Delhaize Group accounts for deferred income tax assets and liabilities for its United States subsidiaries under the provisions of SFAS 109, Accounting for Income Taxes (SFAS 109). For all other consolidated entities, deferred income tax assets and liabilities are calculated on certain, but not all, temporary differences arising in the accounts of these consolidated entities. Deferred income tax assets and liabilities are not calculated on tax-exempt reserves and tax loss carryforwards. Under US GAAP, all subsidiaries of Delhaize Group are accounted for under the provisions of SFAS 109.

Dividends and Directors’ Remuneration

Under Belgian GAAP, the proposed annual dividend on ordinary shares to be approved by the General Meeting of Shareholders, which is held subsequent to year-end, is accrued at year-end. Under US GAAP, such dividends are not considered an obligation until approved. Under Belgian GAAP, the directors’ remuneration is considered a distribution of profits, similar to a dividend to shareholders, and is recorded as a charge to retained earnings. Under US GAAP, such remuneration is considered compensation expense.

Derivative Instruments

Under US GAAP, Delhaize Group follows the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, to account for derivative instruments such as interest rate swaps or cross currency swaps. Additionally, under Belgian GAAP, the loss (net of tax) related to the interest-rate lock agreements that were entered into prior to the bond issues related to the acquisition of Hannaford, was classified in the balance sheet caption “Prepayments and accrued income”. Under US GAAP, this loss was classified in the balance sheet caption “Other comprehensive income”, which is part of shareholders’ equity.

Stock Based Compensation

Under Belgian GAAP, compensation expense related to stock options is not recorded. Under US GAAP, Delhaize Group has elected to follow the accounting provisions of Accounting Principles Board Opinion (APBO) N° 25, Accounting for Stock Issued to Employees, for grant of shares, stock options and other equity instruments. This resulted in the recording of compensation expense relating to Delhaize America’s restricted stock plans and Delhaize Group’s stock option plans. In addition, expenses recorded in Belgian GAAP to recognize the difference between the market price of a share and its exercise price when stock options are exercised, are reversed for US GAAP. The Delhaize America share exchange resulted in a new measurement date for the Delhaize America’s stock option and restricted stock plans. As a result, a one-time, non-cash compensation expense of EUR 13.1 million pre-tax was recorded in 2001 under US GAAP.

Treasury Shares

Under Belgian GAAP, treasury shares are classified in the balance sheet caption “Short-term investments” and are subject to a valuation allowance when the share price at the reporting date is lower than the acquisition price. Under US GAAP, treasury shares are deducted from shareholders’ equity in the captions “Capital” and “Additional Paid in Capital” and are maintained at cost.

Other Items

Other items include adjustments to record differences between Belgian GAAP and US GAAP for interest cost capitalization, software development cost capitalization, accounting for security investments and accounting for a highly inflationary country (Romania). An adjustment is also recorded to reflect the difference in the basis for Belgian GAAP and US GAAP on the gain recorded on the disposition of an investment in 2000.

60 | Delhaize Group | Annual Report 2002

Approximate reconciliation to US GAAP of net income and shareholders’ equity would be as follows*:

(in thousands of EUR)	2002	2001	2000

Net income in accordance with Belgian GAAP	178,307	149,420	160,687

Items having the effect of increasing (decreasing) reported net income:
Goodwill	95,019	10,673	(2,070)
Fixed asset accounting	521	(6,339)	(5,893)
Lease accounting	1,617	3,029	5,002
Pensions	4,370	(1,569)	(2,293)
Foreign currency transactions	8,130	2,504	(8,353)
Income taxes	(641)	6,168	452
Directors’ remuneration	(601)	(1,106)	(949)
Derivate instruments	(772)	(970)	—
Treasury shares	12,168	1,517	—
Stock based compensation	(2,946)	(19,514)	(1,517)
Other items	1,596	184	2,362

Total US GAAP adjustments before tax effects	118,461	(5,423)	(13,259)

Tax effects of US GAAP adjustments	(9,359)	4,049	3,247

Net income in accordance with US GAAP	287,409	148,046	150,675

	December 31,

(in thousands of EUR)	2002	2001	2000

Shareholders’ equity in accordance with Belgian GAAP	3,528,741	3,716,037	1,364,691

Items having the effect of increasing (decreasing) reported shareholders’ equity:
Goodwill	21,698	(38,024)	106,693
Fixed asset accounting	(29,758)	(32,695)	(25,812)
Lease accounting	2,596	979	(2,050)
Pensions	(50,014)	(36,801)	(19,906)
Income taxes	(16,828)	(16,315)	(22,040)
Dividends and directors’ remuneration	81,306	133,046	125,038
Derivative instruments	(78,054)	(102,900)	—
Treasury shares	(5,942)	(17,444)	—
Other items	6,941	4,703	1,877

Total US GAAP adjustments before tax effects	(68,055)	(105,451)	163,800

Tax effects of US GAAP adjustments	94,056	71,611	21,708

Shareholders’ equity in accordance with US GAAP	3,554,742	3,682,197	1,550,199

(*) Certain prior year amounts have been reclassified to conform to the current year presentation.

| 61

TEN-YEAR FINANCIAL OVERVIEW

	2002	2001	2000		1999

Results of Operations
Sales	20,688	21,396	18,168		14,310
Operating profit	807	921	739		648
Operating margin	3.9%	4.3%	4.1%		4.5%
Income before taxes	339	361	402		511
Income taxes	(160)	(192)	(146)		(190)
Effective tax rate	47.0%	53.2%	36.3%		37.1%
Net earnings	178	149	161		170
Financial Position
Total assets	10,840	12,086	10,398		5,728
Group equity (incl. minorities)	3,563	3,752	2,874		1,991
Total debt	4,316	5,168	4,862		1,770
Net debt	3,898	4,776	4,589		1,404
Return on equity (net earnings)(3)	4.9%	5.9%	13.1%		17.0%
Net debt to equity	109%	127%	160%		71%
Per Share Information
Net earnings	1.94	1.88	3.09		3.27
Gross dividend	0.88	1.44	1.36		1.24
Net dividend(2)	0.66	1.08	1.02		0.93
Pay-out-ratio (net earnings)(4)	45.6%	89.0%	78.6	%(1)	38.5%
Shareholders’ equity	38.33	46.75	26.23		20.88
Other Information
Capital expenditures	635	554	545		525
Depreciation and amortization	(725)	(719)	(506)		(328)
Net financial result	(455)	(464)	(296)		(140)
Net exceptional result	(13)	(96)	(41)		3
Weighted average number of shares (thousands)	92,068	79,494	52,023		51,983
Number of associates	143,894	146,785	152,489		124,933

(1)	Including the dividend payable to new shares issued in the context of the Delhaize America share exchange. Excluding these payments, the pay-out-ratio amounted to 38.2% on cash earnings and 44.6% on reported earnings.

(2)	After deduction of 25% Belgian withholding tax

(3)	Return on equity (cash earnings) was 9.3% in 2002, 13.3% in 2001 and 15.3% in 2000

(4)	Pay-out-ratio (cash earnings) was 24.2% in 2002, 39.2% in 2001 and 67.1% in 2000

62 | Delhaize Group | Annual Report 2002

			(EUR in millions, except per share amounts)
1998	1997	1996	1995	1994	1993

12,912	12,608	10,222	9,134	9,440	9,072
573	511	414	339	357	260
4,4%	4.1%	4.0%	3.7%	3.8%	2.9%
455	337	331	274	282	41
(162)	(124)	(129)	(105)	(105)	(10)
35.6%	36.8%	38.8%	38.3%	37.2%	24.4%
149	122	108	93	100	25
4,541	4,487	3,989	2,921	2,928	3,050
1,742	1,570	1,286	1,084	1,088	1,068
1,135	1,377	1,276	687	713	850
881	1,158	1,042	550	518	700
17.0%	15.9%	16.7%	15.8%	17.2%	4.4%
51%	75%	82%	51%	48%	65%
2.87	2.36	2.09	1.82	1.94	0.48
1.12	0.99	0.89	0.83	0.77	0.67
0.84	0.74	0.67	0.62	0.57	0.50
39.7%	42.7%	43.6%	46.3%	40.6%	142.4%
17.59	16.23	13.55	11.59	11.40	11.24
451	444	354	257	173	240
(295)	(294)	(188)	(163)	(167)	(168)
(117)	(133)	(82)	(64)	(75)	(74)
(1)	(41)	(1)	(2)	—	(144)
51,824	51,717	51,603	51,303	51,291	51,284
118,942	107,208	94,360	89,702	84,060	82,181

| 6 3

ADDITIONAL INFORMATION

Reference Document for the Public Solicitation of Funds

On March 24, 2003, the Belgian Banking and Finance Commission authorized Delhaize Group to use the present annual report as a reference document each time it solicits funds from the public in the context of Title II of the Belgian Royal Decree n° 185 of July 9, 1935, through the procedure of dissociated information, and this until publication of its next annual report. In the context of this procedure, a transaction note needs to be attached to the annual report. The annual report together with the transaction note constitute the prospectus pursuant to the requirements of article 29 of the Belgian Royal Decree n° 185 of July 9, 1935. In accordance with article 29ter, §1, par. 1 of the Belgian Royal Decree of July 9, 1935, this prospectus must be submitted to the Banking and Finance Commission for its approval.

Company Statute

Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company incorporated in 1867 and converted into a limited company on February 22, 1962.

Corporate Purpose

Article Two of the Articles of Association :

The corporate purpose of the Company is the trade of durable or non-durable merchandise and commodities, of wine and spirits, the manufacture and sale of all articles of mass consumption, household articles, and others, as well as all service activities.

The Company may carry out in Belgium or abroad all industrial, commercial, movable, real estate or financial transactions that favor or expand directly or indirectly its industry and trade.

It may acquire an interest, by any means whatsoever, in all businesses, corporations, or enterprises with an identical, similar or related corporate purpose or which favor the development of its enterprise, acquire raw materials for it, or facilitate the distribution of its products.

Appropriation of Available Profit for Fiscal Year 2002

The breakdown of the available profit of EUR 147.6 million of the Company is as follows: EUR 65.7 million will be carried forward; EUR 81.3 million represents the proposed dividend to shareholders; and EUR 0.6 million represents the directors’ share of profit (see page 57).

Capital

As of December 31, 2002, Delhaize Group SA had capital of EUR 46,196,352, represented by 92,392,704 shares with no nominal value. At the end of 2001, the capital of Delhaize Group SA was EUR 46,196,352, represented by 92,392,704 shares.

In 2002, the number of outstanding Delhaize Group shares, including the treasury shares, remained stable at 92,392,704. The weighted average number of Delhaize Group shares outstanding, excluding the treasury shares, was 92,068,177 in 2002.

In April 2002, Delhaize Group’s Board of Directors adopted the Delhaize Group 2002 Stock Incentive Plan (the “2002 Incentive Plan”), an incentive plan that is primarily targeted to the management of Delhaize America and its subsidiaries. The 2002 Incentive Plan was approved by Delhaize Group’s shareholders at the May 2002 Annual General Meeting. On May 22, 2002, the Board of Directors issued 3,853,578 warrants to the beneficiaries of the newly adopted 2002 Incentive Plan, with 1,793,825 of those warrants representing newly issued warrants and 2,059,753 of those warrants representing previously outstanding options transferred from Delhaize America’s 2000 Stock Incentive Plan to the 2002 Incentive Plan. The 2002 Incentive Plan replaced the Delhaize America Stock Incentive Plan and allowed Delhaize Group to satisfy option exercises in a more cost effective manner. Warrants issued under the 2002 Incentive Plan become exercisable as determined by the Board of Directors or a committee of the Board of Directors on the date of grant, provided that no warrant may be exercised more than ten years after the date of grant. Warrants may be either non-qualified stock options or incentive stock options. The warrants issued in 2002 will be exercisable until 2012. As of December 31, 2002, there were 3,719,254 warrants outstanding under the 2002 Incentive Plan, 134,324 warrants having been forfeited.

In June 2002, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 220,000 options to acquire 220,000 Delhaize Group ordinary shares as incentive compensation to approximately 540 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. The recipients of the options are able to exercise the options from January 1, 2006 through June 5, 2009. The exercise price of each option is EUR 54.30. As of August 3, 2002, the closing date of the offer, 158,300 options to acquire Delhaize Group ordinary shares were accepted. As of December 31, 2002, 155,300 options were outstanding under this plan.

In June 2001, the Delhaize Group Board of Directors launched a stock option plan for its management employees of non-U.S. operating companies. The Board of Directors authorized the offer of a maximum of 150,000 options to acquire 150,000 Delhaize Group ordinary shares as incentive compensation to approximately 480 managers in Belgium and other executives in non-U.S. operating companies of Delhaize Group. The recipients of the options are able to exercise the options from January 1, 2005 through June 4, 2008. The exercise price of each option is EUR 64.16. As of August 3, 2001, the closing date of the offer, 134,900 options to acquire Delhaize Group ordinary shares were accepted. As of December 31, 2002, 132,900 options were outstanding under this plan.

In May 2000, the Delhaize Group Board of Directors authorized the grant of warrants to subscribe to a maximum of 130,000 Delhaize Group ordinary shares during various exercise periods between June 2004 and December 2006. Delhaize Group had issued 115,000 warrants entitling beneficiaries to subscribe to 115,000 ordinary shares. As of December 31, 2002, 114,200 of these warrants were outstanding at an exercise price of EUR 63.10 per warrant.

Prior to the adoption of the 2002 Incentive Plan, Delhaize America sponsored a stock incentive plan under which options to purchase Delhaize Group ADRs were primarily granted to officers and employees. With the adoption of the 2002 Incentive Plan no further options will be granted under Delhaize America’s stock incentive plan. As of December 31, 2002, there were outstanding options to acquire 691,413 ADRs under this plan.

64 | Delhaize Group | Annual Report 2002

Prior to the adoption of the 2002 Incentive Plan, Delhaize America’s stock incentive plan also provided for restricted stock grants, primarily for officers and employees. The grants of restricted stock generally were made to executive officers and normally 25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2002, there were grants for 101,625 unvested ADRs outstanding under this plan.

In May 2002, Delhaize America implemented a restricted stock unit plan that provides for restricted stock unit grants, primarily for officers and employees. The grants of restricted stock units generally are made to executive officers and normally 25% of the grant will become unrestricted each year starting on the second anniversary following the date of the grant. As of December 31, 2002, there were 102,449 outstanding restricted stock units.

Authorized Capital

As authorized by the Extraordinary General Meeting of Shareholders held on May 23, 2002, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2007, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in a further increase of capital by a maximum of approximately EUR 46.2 million. The authorized increase in capital may be achieved by contributions in cash or, to the extent permitted by law, by contributions in-kind or by incorporation of available or unavailable reserves or of the issuance premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group’s shareholders, within certain legal limits.

To the extent permitted by law, the Board of Directors is also authorized to increase the share capital after it has received notice of a public take-over bid related to the company. In such a case, the Board of Directors is especially authorized to limit or revoke the preferential right of the shareholders in favor of specific persons. Such authorization is granted to the Board of Directors for a period of three years from the date of the Extraordinary Shareholders Meeting of May 23, 2002. It may be renewed under the terms and conditions provided for by law.

When adopting the 2002 Incentive Plan for Delhaize America and its subsidiaries (for a description of the 2002 Incentive Plan see above), the Board of Directors of Delhaize Group decided to increase the capital under authorized capital regime with a maximum amount of EUR 1,926,789 through the issuance of a maximum of 3,853,578 ordinary shares subject to and to the extent of the exercise of the warrants issued under the 2002 Incentive Plan.

Acquisition and Transfer of Own Shares

The Extraordinary General Meeting of Shareholders held on May 23, 2002, authorized the Board of Directors of Delhaize Group to purchase Delhaize Group shares, for a period of three years expiring in June 2005, when such a purchase is necessary in order to avoid serious and imminent damage to Delhaize Group. In the absence of any threat of serious and imminent damage, the Board of Directors is also authorized for a period of 18 months expiring in November 2003 to purchase a maximum of 10% of the outstanding Delhaize Group shares at a price between EUR 1 and EUR 150.

In 2002, Delhaize Group repurchased 273,200 of its own shares and used 236,348 of those shares primarily in connection with its stock option exercises. At the end of 2002, Delhaize Group owned 335,304 treasury shares.

Consultation of the Issuer’s Documents

All documents concerning the issuer can be consulted at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels -Belgium).

Legal Version of the Annual Report

Only the French version of the annual report has legal force. The Dutch and English versions represent translations of the French original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.

Recent Capital Increases	Capital	Share Premium Account

(in BEF)
On December 31, 1999	1,015,174,000	1,031,861,465
Increase in capital on June 23, 2000	164,000	14,596,000
Increase in capital on September 25, 2000	132,000	11,748,000
On September 25, 2000	1,015,470,000	1,058,205,465
(in EUR)
Conversion of the capital to Euro	25,172,843.75	26,232,228.26
Increase in capital on December 15, 2000 by incorporation of the available reserves	843,018.75	—
On December 31, 2000	26,015,862.50	26,232,228.26
Increase in capital on April 25, 2001	20,089,572.50	2,229,955,551.09
Increase in capital on April 25, 2001	2,200.00	194,131.67
Increase in capital on May 29, 2001	1,192.00	119,308.41
Increase in capital on June 25, 2001	87,525.00	7,723,352.07
On December 31, 2001	46,196,352.00	2,264,224,571.50
On December 31, 2002	46,196,352.00	2,264,224,571.50

|  65

MANAGEMENT STRUCTURE (overview on December 31, 2002)

Board of Directors
Baron de Vaucleroy (2) (4), (3) (4)	Chairman
Pierre-Olivier Beckers (2)	President, Chief Executive Officer and Director
Roger Boin	Director
Baron de Cooman d’Herlinckhove (1)	Director
Count de Pret Roose de Calesberg (1)	Director
Hugh G. Farrington	Director
William G. Ferguson (2) (3)	Director
Count Goblet d’Alviella (1) (3)	Director
Jacques Le Clercq (3)	Director
Bill McCanless	Director
Robert J. Murray (1) (4)	Director
Didier Smits (1)	Director
Philippe Stroobant (1) (2)	Director
Frans Vreys (1)	Director
Jean-Claude Coppieters ‘t Wallant	Secretary

(1)	Member Audit Committee

(2)	Member Governance Committee

(3)	Member Compensation Committee

(4)	Committee Chairman

Honorary Members Board of Directors
Chevalier Guy Beckers	Honorary Chairman and Chief Executive Officer
Henry Stroobant	Honorary Chairman and Director
Frans Vreys	Honorary Chairman
Jacques Boël	Honorary Director
Raymond-Max Boon	Honorary Director
Chevalier Philippe van der Plancke	Honorary Director
Mrs Victor Wolff-Vieujant	Honorary Director

Statutory Auditors
Deloitte & Touche	Réviseurs d’Entreprises SC s.f.d. SCRL represented by James Fulton

Executive Committee
Pierre-Olivier Beckers	President and Chief Executive Officer
Rick Anicetti	Executive Vice President, President and Chief Executive Officer of Food Lion (from September 1, 2002)
Renaud Cogels	Executive Vice President, Chief Executive Officer of Delhaize Europe
Jean-Claude Coppieters ‘t Wallant	Executive Vice President, General Secretary
Hugh Farrington	Executive Vice President, Vice Chairman of Delhaize America (until September 1, 2002)
Arthur Goethals	Executive Vice President, Chief Executive Officer of Delhaize Belgium
Ron Hodge	Executive Vice President, President and Chief Executive Officer of Hannaford (from September 1, 2002)
Bill McCanless	Executive Vice President, Chief Executive Officer of Delhaize America (until September 1, 2002)
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, General Counsel
Pierre Dumont	Senior Vice President, Human Resources, Secretary of the Executive Committee (until December 31, 2002)
Honorary Member Executive Committee
Pierre Malevez	Honorary member of the Executive Committee

Biographies of the members of the Board of Directors and the Executive Committee can be found at the Delhaize Group website, www.delhaizegroup.com

66  |  Delhaize Group  |  Annual Report 2002

Management Changes in 2002

On September 1, 2002, Delhaize Group reorganized its U.S. management team. Rick Anicetti, until then President and Chief Operating Officer of Food Lion, was promoted to Chief Executive Officer of Food Lion. Rick Anicetti and Ron Hodge, President and Chief Executive Officer of Hannaford, now report directly to Pierre-Olivier Beckers, President and CEO of Delhaize Group, and became Executive Vice President and member of the Executive Committee of Delhaize Group. At the same time, Bill McCanless, formerly Chief Executive Officer of Delhaize America, became Vice Chairman of Delhaize America. Pierre-Olivier Beckers succeeded Bill McCanless as Chief Executive Officer of Delhaize America. Bill McCanless continued to serve as Board member of Delhaize Group. Hugh Farrington retired from the Executive Committee and continued to serve as Vice Chairman of Delhaize America and Board member of Delhaize Group.

On September 30, 2002, Delhaize Group changed its supporting Group structure. A first decision was to simplify the management structure by merging the Office of the CEO in the Executive Committee. Additionally, the Group support functions were reinforced. Michael Waller, Executive Vice President and General Counsel assumed the additional responsibility of human resources. Pierre Dumont, formerly Senior Vice President of Human Resources, retired effective December 31, 2002. Jean-Claude Coppieters, Executive Vice President and General Secretary, assumed additional responsibility for the Asian operations of the Group. Paul Fritzson, Executive Vice President of Delhaize America, assumed additional responsibility to support Asia in strategic planning. New senior vice presidents or vice presidents were appointed for organizational development, communications, control, internal audit and risk management.

|  67

Delhaize Group Corporate
Pierre-Olivier Beckers	President and Chief Executive Officer
Jean-Claude Coppieters ‘t Wallant	Executive Vice President, General Secretary
Craig Owens	Executive Vice President, Chief Financial Officer
Michael Waller	Executive Vice President, General Counsel
Pierre Dumont	Senior Vice President, Human Resources(until December 31, 2002)
Michel Eeckhout	Senior Vice President, Chief Information Officer
Denis Ricklin	Senior Vice President, Global Procurement(until December 31, 2002)
Joyce Wilson-Sanford	Senior Vice President, Strategic Organizational Development
Johan De Lille	Vice President, Controller
Guy Elewaut	Vice President, Investor Relations and Corporate Communications
Art Goss	Vice President, Internal Audit
Christine Hariga	Vice President, Risk Management
Richard James	Vice President, Finance
Denis Knoops	Vice President, Delhaize Asia
Baudouin van der Straten Waillet	Assistant General Counsel, Vice President of Government Affairs
Agnès Bonfond	Director, Global Knowledge Management
Keith Cunningham	Director, Tax
Michel Duchâteau	Director, Corporate Accounting
Marc Hubrecht	Director, Accounting Consolidation

Delhaize America
Pierre-Olivier Beckers	Chief Executive Officer
Bill McCanless	Vice Chairman(from September 1, 2002)
Hugh Farrington	Vice Chairman
Paul Fritzson	Executive Vice President, Strategy and Finance
Carol Herndon	Executive Vice President, Accounting and Analysis, Chief Accounting Officer
Michael Waller	Executive Vice President, General Counsel and Secretary
Joyce Wilson-Sanford	Senior Vice President, Strategic Organizational Development

Food Lion
Rick Anicetti	President and Chief Executive Officer
Keith M. Gehl	Executive Vice President, Business Strategy and Store Development
Cathy D. Green	Senior Vice President, Fresh Merchandising, Distribution and Quality Assurance
Margaret M. Ham	Senior Vice President, Dry Merchandising
L. Darrell Johnson	Senior Vice President, Human Resources
Terry E. Morgan	Senior Vice President, Information Technology and Chief Information Officer
Elwyn G. Murray III	Senior Vice President, Retail Operations-North
Cindy A. Schlaepfer	Senior Vice President, Retail Operations-South
William F. Arnold	Vice President, Meat Merchandising
David G. Biery	Vice President, Marketing
Lewis O. Campbell	Vice President, Procurement
R. Glenn Dixon Jr.	Vice President, Real Estate
James E. Egan Jr.	Vice President, Operations-Atlantic Division
G. Linn Evans	Vice President, Legal Affairs
Gene D. Faller	Vice President, Dry Category Management
Patricia G. Fulcher	Vice President, Associate Services
Dwayne R. Gilley	Vice President, Operations-Northern Division
Scott A. Harrison	Vice President, Category Services
Dennis L. McCoy	Vice President, Distribution
John Kyle Mercer	Vice President, Retail Services
Mark R. Messier	Vice President, Operations-Central Division
Randall S. Miller	Vice President, Operations-Western Division
R. Kyle Mitchell	Vice President, Construction and Engineering
Dewey R. Preslar, Jr.	Vice President, Risk Management/Loss Prevention
Thomas J. Robinson	Vice President, Operations-Southern Division
Natalie M. Taylor	Vice President, Diversity
W. Geoffrey Waldau	Vice President, Dry Category Management

Hannaford
Ron Hodge	President and Chief Executive Officer
Arthur A. Aleshire	Senior Vice President, Corporate Development
Garrett D. Bowne IV	Senior Vice President, Finance and Analysis
Shelley G. Broader	Senior Vice President, Business Strategy, Marketing and Communication
William L. Homa	Senior Vice President and Chief Information Officer
Beth M. Newlands Campbell	Senior Vice President, Retail Operations
Bradford A. Wise	Senior Vice President, Human Resources
Brian E. Zappala	Senior Vice President, Merchandising and Distribution
Steven H. Brinn	Vice President, Research
Emily D. Dickinson	Vice President, Legal Affairs
Mark R. Doiron	Vice President, Non-Perishable Merchandising
Karen Fernald	Vice President, Perishable Merchandising
Marty T. Greeley	Vice President, Government Relations
Gerry Greenleaf	Vice President, Distribution
Michael A. Harris	Vice President, Retail Services
Charles R. Hurdman	Vice President, Marketing
Karen L. Mank	Vice President, Compensation and Associate Wellness

Kash n’ Karry
Michael D. Byars	Chief Operating Officer
Michael T. Vail	Vice President, Merchandising

68  |  Delhaize Group  |  Annual Report 2002

Delhaize Europe
Renaud Cogels	Chief Executive Officer of Delhaize Europe
Luc Koenot	Vice President, IT Europe
Willy Touquet	Vice President, Supply Chain Europe
Baudouin Van Eeckhout	Vice President, Technical Europe

Delhaize Belgium (on Feb. 1, 2003)
Arthur Goethals*	Chief Executive Officer of Delhaize Belgium
Claude Allard*	Senior Vice President, Logistics and Human Resources
Philippe Brunelli*	Senior Vice President, Marketing and Technical
Michel Eeckhout*	Senior Vice President, Technologies and Synergies
Jean-Thomas Geelhand*	Senior Vice President, Procurement
Marc Goossens*	Senior Vice President, Business Development
David Vander Schueren*	Senior Vice President, Business Planning and Accounting
Mark Verleye*	Senior Vice President, Sales Operations
Guy Jourquin	Vice President, Category Experts and Administration, Secretary of the Management Board
Catherine Alexandre	Vice President, Corporate and Strategy Communication
Thierry Gaye	Vice President, Sales Supermarkets Southern Area
Jef Kempenaers	Vice President, Sales Supermarkets Northern Area
Peter Muylaert	Vice President, Business Development
Stéphane Seghers	Vice President, Logistics
Xavier Ury	Vice President, Procurement and Industrial Activities
Willy Van Daele	Vice President, Wholesale
Bauduin Auquier	Senior Director, Human Resources Administration and Labour Relations
Juan de Meeus	Senior Director, Merchandising
Xavier Diers	Senior Director, Purchasing Technical and Supply Chain
Willy Lambrechts	Senior Director, Retail Services
Philippe Lequy	Senior Director, Planning and Logistics Beverages
Désiré Maeck	Senior Director, Administration and Security
Michel Zajusz	Senior Director, Aniserco
* Member Management Board

Alfa-Beta
Raphael Moissis	Chairman
George Anagnostopoulos	Deputy Chairman
Kostas Macheras*	General Manager
Nikos Iossipou*	Director, Cash-and-Carry Affiliate
Maria Kuhkalani*	Director, Finance
Dimitris Printzios	Director, Store Operations
Leonidas Vrettakos*	Director, Commercial
Costas Boudouris	Director, Electronic Data Processing
Dimitris Koliolios	Director, Development and Technical Support
Spyros Kyrousis	Director, Internal Audit
Vassilis Stavrou	Director, Human Resources
Petros Trahanas	Director, Logistics
* Member Steering Committee

Delvita
Dirk Van den Berghe*	General Manager
Jiri Charvat*	Executive Director, Finance, IT, Logistics and Supply Chain
Jiri Dvorak*	Executive Director, Technical Department, Expansion and Legal Affairs
Anne Simon*	Executive Director, Slovakia
François Valdivieso*	Executive Director, Buying (from Feb. 1, 2003)
Lisa Miller*	Executive Director, Buying (until Feb. 1, 2003)
Erikjan Lantink*	Executive Director, Operations and Sales Development
Marina Vankova	Director, Human Resources
Miguel van Bussel	Director, Sales Development and PR
* Member Steering Committee

Mega Image
Antonios Tirpintiris	General Manager
Theodoros Malideros	General Manager
John Kyritsis	Director, Finance (from January 1, 2003)
Ilias Lyras	Director, Finance
Bart Van De Velde	Director, Commercial

Delhaize Asia
Denis Knoops	Vice President, Delhaize Asia
Gérald Walewijk	Director, Administration and Legal Affairs
John Kyritsis	Director, Finance (until Dec. 31, 2002)
Michel Prié	Director, Procurement Asia (from Jan.1, 2003)

Food Lion Thailand
Marc Debussche	Country Manager (from Jan. 1, 2003)
Michel Prié	General Manager (until Dec. 31, 2002)
Bundit Chunthasumetee	Director, Expansion
Suwannee Katanyoothaveetip	Director, Supply Chain
Choochart Mahawansu	Director, Human Resources
Marc Mathues	Director, Operations
Phannipa Panprasert	Manager, Finance

Super Indo
Sugiyanto Wibawa	Executive Director
Christian Van Schoote	Director, Buying (from Jan. 1, 2003)
Marc Debussche	Director, Commercial (until Dec. 31, 2002)
Lany S Budianto	Senior Manager, Financial and Accounting
Melanie Dharmosetio	Senior Manager, Marketing
Chuanny Kwandou	Senior Manager, Operations
Ferdinandus Wijaya	Senior Manager, Planning and Development

Shop N Save
Victor Cheong	General Manager
Elliot Dickson	Director, Operations
Koay Su Ching	Director, Finance and Administration
Richard Seah	Director, Buying and Merchandising (from Jan.1, 2003)
Francis Tay	Director, Buying and Merchandising (Fresh Food)
Francois Valdivieso	Director, Buying and Merchandising (until Dec. 31, 2002)

|  69

CORPORATE GOVERNANCE

High standards of integrity and corporate governance are important principles governing the conduct of Delhaize Group. In 2001, the Delhaize Group Board of Directors voluntarily took significant steps to improve its corporate governance practices by forming an Audit Committee, Governance Committee and Compensation Committee. Delhaize Group continued to strengthen its corporate governance practices in 2002 by reinforcing its internal audit function. A Vice President of Internal Audit was appointed and a global audit program is now under central direction. The Board of Directors proactively discussed new developments in the corporate governance landscape.

Organization of the Board of Directors

In accordance with Belgian law and its Articles of Association, Delhaize Group is managed by a Board of Directors, which met 11 times in 2002. Subject to appropriately justified exceptions, all directors are present at the meetings of the Board of Directors. In accordance with the Articles of Association, the decisions of the Board are taken by a majority of votes present or represented at such meetings.

At the scheduled meetings of the Board of Directors, the Chief Executive Officer presents a report on the results of the Company’s operations and the most recent financial statements are discussed. The Chief Executive Officer develops the strategy of the Company with senior management and presents such strategy for discussion and approval by the Board of Directors. The Board of Directors reviews and approves the annual budget for the following fiscal year. In addition, the Board makes decisions on major acquisitions and divestitures as well as other strategic matters.

Annually the Board of Directors prepares according to Belgian law, a report on the Company. The Board also publishes regularly press releases on the financial results of the Company and on specific subjects as necessary.

Each member of the Board of Directors has a general investigative power regarding the Company. They can, among other activities, make inquiries of, and obtain advice from, the management.

Composition of the Board of Directors

On January 1, 2003, the Board of Directors of Delhaize Group consisted of 14 members, including 13 non-executive directors and one executive director. The duties of the Chairman of the Board and Chief Executive Officer are carried out by different individuals.

Five of the non-executive directors are independent directors under the current laws and regulations of the United States and rules of the New York Stock Exchange. Six of the other non-executive directors represent, as shown in the following table, different family branches descended from the founders of the Company. Most of the non-executive directors should qualify as independent directors under proposed and pending laws and regulations of Belgium and the United States and rules of the New York Stock Exchange.

On the recommendation of the Governance Committee, the Board proposes the appointment of directors to the shareholders for approval at the Annual General Meeting of Shareholders. In accordance with the Articles of Association, the term of appointment of the Board members is for a maximum of six years. Beginning on January 1, 1999, the term of all directors’ appointments, new or renewed, was set at three years. The age limit of directors set by the Board is 70 years for the Chairman and the directors and 65 years for the Chief Executive Officer. The age limit is 75 years for those directors who were initially appointed before 1999 and for one of the directors appointed as part of the share exchange with Delhaize America in 2001.

Name	Age (*)	Position	Since	Term Expires	Status (**)

Baron de Vaucleroy	69	Chairman	May 1980	2004	1
Pierre-Olivier Beckers	43	President, Chief Executive Officer & Director	May 1995	2003	1,3
Roger Boin	64	Director	May 1990	2005	1
Baron de Cooman d’Herlinckhove	69	Director	May 1973	2003	1
Count de Pret Roose de Calesberg	58	Director	May 2002	2005	2
Hugh G. Farrington	58	Director	May 2001	2004	4
William G. Ferguson	75	Director	May 2001	2004	2
Count Goblet d’Alviella	54	Director	May 2001	2004	2
Jacques Le Clercq	73	Director	May 1969	2003	1
Bill McCanless	45	Director	May 2001	2004	4
Robert J. Murray	61	Director	May 2001	2004	2
Didier Smits	41	Director	May 1996	2003	1
Philippe Stroobant	50	Director	May 1990	2005	1
Frans Vreys	73	Director	May 1982	2003	2

(*):	on March 1, 2003

(**):	on January 1, 2003

1:	Representative of the founding shareholders

2:	Independent director under the laws and regulations of the U.S.

3:	Executive director

4:	Former executive director who is not independent under the laws and regulations of the U.S.

70  |  Delhaize Group  |  Annual Report 2002

For fiscal year 2002, the Board of Directors of Delhaize Group will propose at the annual shareholders meeting of May 22, 2003 that the aggregate directors’ share of profit be fixed at EUR 600,683. The directors have voluntarily decided to propose a decrease of their individual director fee by 38.9% compared to 2001. Directors who serve as executives are compensated for their service as executives. An aggregate amount of EUR 135,462 is paid for fiscal year 2002 by subsidiaries of Delhaize Group to Delhaize Group directors who serve on the board of wholly owned subsidiaries. No other remuneration or advantage in their capacity of Board member is associated with the directors’ appointments. No loans or guarantees have been extended by Delhaize Group to members of the Board or the Executive Committee.

At the May 23, 2002 General Shareholders’ Meeting, Raymond-Max Boon retired from the Board after serving on it for 34 years. In gratitude for his dedication and contribution to Delhaize Group, he was granted the title of Honorary Director. At the same meeting, Count Arnoud de Pret Roose de Calesberg was elected Director for a three-year term. In June 2002, Director Marcel Degroof resigned from the Board of Directors after serving 17 years as a member.

Committees of the Board

After the General Shareholders’ Meeting on May 23, 2001, Audit, Governance and Compensation Committees were established by the Board of Directors.

Audit Committee

The Audit Committee, which is composed solely of non-executive directors, assists the Board of Directors in fulfilling its responsibilities relating to accounting and reporting practices. Specifically, the Audit Committee assists the Board of Directors in its oversight responsibility by reviewing financial information provided by Delhaize Group to shareholders and others and by reviewing Delhaize Group’s auditing, accounting and financial processes generally. The Audit Committee reviews, with the assistance of the Statutory Auditor and the internal audit department, Delhaize Group’s financial reporting procedures and internal financial control systems. The Audit Committee also reviews the activities and independence of the Statutory Auditor and the internal audit department. In 2002, the Audit Committee met seven times.

Governance Committee

The Governance Committee submits proposals to the Board of Directors regarding new directors to be nominated for election, or appointed in the case of a vacancy. The Governance Committee evaluates the qualifications of any new director nominee with respect to the needs of the Board of Directors. The Governance Committee reviews the size, structure and organization of the Board and its Committees and evaluates the performance and effectiveness of the Board and each of its members. The Governance Committee oversees planning for the succession of the Chief Executive Officer, evaluates his or her performance and recommends to the Board the selection or replacement, if necessary, of the Chief Executive Officer. The Governance Committee met two times in 2002.

Compensation Committee

The Compensation Committee reviews, analyzes and makes recommendations to the Board of Directors concerning the compensation for Delhaize Group’s executive directors and executive officers. The Compensation Committee also reviews general compensation policy, any stock option or other profit-sharing programs for the associates of the Company and other compensation issues. In 2002, the Compensation Committee met five times.

General Meeting of Shareholders

The General Meeting of Shareholders of Delhaize Group is held at least once a year, called by the Board of Directors. The notice of the meeting mentions the items on the agenda and complies with the form and timing requirements of Belgian law. Among the items included in the agenda given in the notice of the annual General Meeting are consideration of the Directors’ report and Auditors’ report, as well as consideration of the annual accounts. The future prospects for the Company are presented by the Chairman and the Chief Executive Officer at the General Meeting.

Executive Committee

The Chief Executive Officer is in charge of the day-to-day management of the Company with the assistance of the Executive Committee. The Executive Committee, chaired by the Chief Executive Officer, prepares the strategy proposals for the Board of Directors, oversees the operational activities and analyzes the business performance of the Company. In 2002, the Office of the CEO merged into the Executive Committee.

The Chief Executive Officer, the Secretary of the Board and the members of the Executive Committee are appointed by the Board of Directors. The non-executive Board members decide, based on the recommendations by the Compensation Committee, on the compensation of the members of the Executive Committee.

A common philosophy and methodology increasingly drives the executives’ remuneration program design throughout all regions while the appropriate remuneration levels are determined on the basis of relevant regional and local standards. Compensation consists of fixed and variable elements and is linked to the performance of Delhaize Group. Like a very large segment of management, the executives also benefit from stock option plans.

For the year ended December 31, 2002, the aggregate amount of base salary, bonus payments and other direct cash compensation attributed by Delhaize Group and its subsidiaries to the members of the Executive Committee as a group for services in all executive capacities was EUR 17.0 million. Excluding the cost related to the management change at Delhaize America (see page 67), the aggregate amount of compensation was EUR 8.9 million, including 68% aggregate base pay and 32% variable compensation, compared to EUR 6.7 million in 2001, the increase being due to the appointment of two new members in 2002 and the recording of a full-year compensation of one member in 2002 compared to the recording of four months in 2001. Restricted

|  71

stock awards and stock options representing an aggregate number of 249,315 Delhaize Group shares were allocated to the members of the Executive Committee in 2002.

Executives benefit from corporate pension plans which vary from banner to banner, including a defined benefit group insurance system for European based executives that is contributory and based on the individual’s career length. U.S.-based executives also participate in profit sharing plans as well as defined benefit plans.

Dividend Policy

It is the policy of Delhaize Group to pay out a dividend evolving in line with underlying results while retaining free cash flow consistent with opportunities to finance the future growth of the Company.

Shareholders’ Structure

Belgian law requires that each shareholder or group of shareholders owning more than 5% of the shares of a Belgian listed company file a disclosure statement to such company and the Banking and Finance Commission. On May 23, 2002, the Extraordinary General Meeting of Shareholders approved a reduction of this threshold to 3%. This action was taken in order to adapt the reporting requirement for the increase in outstanding shares that resulted from the share exchange with Delhaize America in 2001.

No shareholder or group of shareholders has declared ownership of more than 3% of the capital of Delhaize Group as of December 31, 2002. Delhaize Group is not aware of the existence of agreements in respect of voting the shares of the company between shareholders who are descendants of the founders of the Company.

On December 31, 2002, the directors and members of the Executive Committee of Delhaize Group owned as a group 1,339,280 ordinary shares or ADRs of Delhaize Group, which represented approximately 1.4% of the total number of outstanding shares of Delhaize Group as of that date. On December 31, 2002, the members of the Executive Committee of Delhaize Group and the former Executive Committee members serving at the Board of Directors owned as a group 828,695 stock options over an equal number of ordinary shares or ADRs of the Company.

External Audit

The external audit of the Company and of the subsidiaries of Delhaize Group is conducted by Deloitte & Touche, Registered Auditors, represented by James Fulton, until the General Meeting of 2005. On the basis of the audit conducted by the Statutory Auditor in accordance with the standards of the Belgian Institut des Reviseurs d’Entreprises (Institute of Registered Auditors), the Statutory Auditor is required to certify that the financial statements of the Company give a true and fair view of the Company. The Board examines and discusses the detailed annual report of the Statutory Auditor on both the consolidated accounts and the accounts of the parent company in his presence.

In 2002, the fees for the legally required audit activities for Delhaize Group SA and its subsidiaries were EUR 1.4 million, including EUR 189,800 for the statutory audit of Delhaize Group SA. Deloitte & Touche charged Delhaize Group SA and its subsidiaries EUR 2.3 million for tax consulting, accounting consultation and other non-routine audit services.

Fees Charged by Deloitte & Touche to Delhaize Group in 2002

(in EUR)	2002

Statutory audit Delhaize Group SA	189,800
Statutory audit Delhaize Group subsidiaries	1,059,200
Limited audit reviews in the course of the year	143,322

Subtotal legally required audits	1,392,322

Accounting consultation and other non-routine audit work	763,877
Tax consulting	1,498,243

Subtotal other services	2,262,120

Total	3,654,442

In 2002, Delhaize Group commissioned consulting services from Deloitte Consulting, which is legally and operationally fully separate from Deloitte & Touche Registered Auditors. In January 2003, Deloitte Consulting was renamed Braxton.

72  |  Delhaize Group  |  Annual Report 2002

SHAREHOLDER INFORMATION

Delhaize Group shares trade on Euronext Brussels under the symbol DELB. American Depositary Receipts, each of them representing one Delhaize Group ordinary share, are listed on the New York Stock Exchange under the symbol DEG.

Information on Delhaize Group’s share price can be found on the websites of Delhaize Group (www.delhaizegroup.com), Euronext Brussels (www.euronext.com) and the New York Stock Exchange (www.nyse.com). Detailed information on trading activity and share prices can also be found in the financial section of most major newspapers.

One operating company of Delhaize Group is also listed. Alfa-Beta is listed on the Athens Stock Exchange (www.ase.gr) under the symbol BASIK.

Type of Delhaize Group Shares

Delhaize Group shares are either bearer shares, in denominations of 1, 10, 25 and 100 shares, or registered shares. On request, a shareholder may convert bearer shares into registered shares and vice versa. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company (to the attention of Chantal Delaite, Delhaize Group, rue Osseghemstraat 53, 1080 Brussels).

Equity Indices

On December 31, 2002, Delhaize Group’s shares were included in the following major stock indices: BEL20, Euronext 100, Dow Jones Stoxx 600, MSCI Europe and FTSE Euromid.

On December 31, 2002, the weight of Delhaize Group shares in the BEL20 index was 668 shares (2.8% of the index total). Delhaize Group shares represented the tenth largest constituent in the index. On March 4, 2003, the number of Delhaize Group shares in the BEL20 index was decreased from 668 to 619.

On December 20, 2002, the weight of Delhaize Group shares in the Euronext 100 index was 0.13%. Delhaize Group shares represented the 92nd largest constituent in the index.

Share Performance in 2002

At the end of 2002, a Delhaize Group share was worth EUR 17.72, a 69.7% decrease compared to EUR 58.45 one year earlier. In the same period, the Euronext 100 index decreased 32.5% and the BEL20 index was down 27.2%. The FTSE Eurotop 300 Food and Drug Retailers Index decreased 38.1% in 2002.

In 2002, Delhaize Group shares traded on Euronext Brussels at an average price of EUR 39.93 and an average trading daily volume of 271,592 shares or EUR 10.1 million. The share reached its intra-day peak on January 4 (EUR 61.10) and had its highest closing price on the same day (EUR 59.95). The share posted its lowest intra-day price on October 10 (EUR 15.00) and had its lowest closing price on October 9 (EUR 15.60).

Delhaize Group ADRs have been listed on the New York Stock Exchange since April 2001. On December 31, 2002, the closing price of Delhaize Group’s ADRs was USD 17.95, a 64.8% decrease from the stock price on December 31, 2001 (USD 51.00). In 2002, the average daily trading volume was 22,326 ADRs.

Dividend

At the General Meeting of Shareholders to be held on May 22, 2003, the Board of Directors will propose the payment of a gross dividend of EUR 0.88. After deduction of 25% Belgian withholding tax, this will result in a net dividend of EUR 0.66 per share.

The net dividend of EUR 0.66 will be payable to owners of ordinary shares against coupon no. 41 beginning on May 26, 2003. This payment will be made at the registered office of the Company (rue Osseghemstraat 53, 1080 Brussels, Belgium) as well as at the counters of the following financial institutions:

•	Banque Degroof, rue de l’Industrie 44, 1040 Brussels

•	Dexia Banque, boulevard du Roi Albert II 30-B2, 1000 Brussels

•	Fortis Banque, rue Montagne du Parc 3, 1000 Brussels

•	ING Belgium (formerly BBL), avenue Marnix 24, 1050 Brussels

•	KBC, avenue du Port 2, 1080 Brussels

The payment of the dividend to the ADR holders will be made through The Bank of New York.

Financial Calendar

Press release - 2003 first quarter results	May 8, 2003*
Final date for depositing shares for the General Meeting of Shareholders	May 16, 2003
General Meeting of Shareholders	May 22, 2003
ADR dividend record date	May 23, 2003
Dividend for the financial year 2002 becomes payable to owners of ordinary shares	May 26, 2003
Dividend for the financial year 2002 becomes payable to ADR holders	June 5, 2003
Press release - 2003 second quarter results	August 1, 2003*
Press release - 2003 third quarter results	November 6, 2003*

•     You are kindly invited to listen in to the related conference call. See www.delhaizegroup.com for further details on dial-in numbers and webcast.

| 73

Information for ADR Holders

ADSs (American Depositary Shares), each representing one ordinary share of Delhaize Group, are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). The Delhaize Group ADR program is governed by a deposit agreement binding upon Delhaize Group, The Bank of New York and the holders of ADRs. This program is administrated by:

The Bank of New York Shareholder Relations P.O. Box 11258 Church Street Station New York, N.Y. 10286-1258, U.S.A.
Toll free tel # for U.S. callers: 1-877-853-2191
Non-U.S. callers can call: 1-610-312-5315
e-mail: shareowner-scvs@bankofny.com
web sites: www.adrbny.com
                   www.stock.bankofny.com

For further information on ADRs, please see the ADR section on Delhaize Group’s website www.delhaizegroup.com.

The Bank of New York has put in place a Global BuyDIRECT Plan for Delhaize Group, which is a direct purchase and sale plan for depositary receipts, including a dividend reinvestment plan (DRIP). Questions or correspondence about Global BuyDIRECT should be addressed to The Bank of New York.

Taxation of Dividends of Delhaize Group Shares

It is assumed that, for the purpose of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Administration.

For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with Belgian Law) is generally taxed as dividends. All dividends that are paid on the shares are subject to a 25% withholding tax.

For U.S. individuals and corporations not holding the shares through a permanent establishment or a fixed base, withholding tax is retained also at the rate of 25% subject to the reductions or exemptions provided for by Belgian law or by the U.S.-Belgian tax treaty. Such withholding tax is normally the final tax in Belgium.

For dividends paid by Delhaize Group to a U.S. holder of ADRs who is not holding the shares through a permanent establishment or a fixed base and is entitled to claim benefits under the U.S.–Belgian tax treaty, the withholding tax is reduced from 25% to 15%. If he/she holds at least 10% of the voting rights, a reduced withholding tax rate of 5% is applicable.

Although there are exceptions, in general the full Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the U.S. holder may make a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.-Aut.) can be obtained from the Bureau Central de Taxation/Bruxelles-Etranger, 10 place J. Jacobs, B-1000 Brussels, Belgium / Centraal Taxatie-kan-toor/Brussel-Buitenland, 10 J. Jacobsplein, B-1000 Brussels, Belgium. The form should be completed in duplicate and sent to the relevant foreign tax department with the request that one copy be appropriately stamped and returned to the sender. The U.S. holder can then obtain reimbursement from the Bureau Central de Taxation/Centraal Taxatiekantoor, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation/Centraal Taxatiekantoor within three years from January 1 of the year following the year in which the dividend was declared payable.

Prospective holders should consult their own tax advisors as to whether they qualify for the reduced withholding tax upon payment of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Annual Report

This annual report is available in English, French and Dutch. It can also be downloaded from Delhaize Group’s website: www.delhaizegroup.com. A printed or electronic version may be ordered via the same website or directly from the Delhaize Group investor relations team (see contacts at the end of this section).

Since Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S., an annual report will be filed with the SEC. This document will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm.

General Meeting of Shareholders
The next General Meeting of Shareholders will take place on Thursday, May 22, 2003 at Delhaize Group’s Brussels headquarters, rue Osseghemstraat 53, 1080 Brussels, Belgium. Detailed information about the shareholders meeting is published in the Belgian newspapers L’Echo and De Financieel-Economische Tijd, as well as in the Belgian Official Gazette.

74    |    Delhaize Group | Annual Report 2002

Information Delhaize Group Share

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993

Share price (in EUR)
Price: year-end	17.72	58.45	50.65	74.80	75.36	46.60	46.73	30.39	31.98	33.07
average	39.63	61.28	59.27	80.00	65.64	46.18	38.80	30.76	33.17	31.06
highest	61.1	72.00	76.50	91.70	84.28	52.06	47.10	34.36	38.30	33.81
lowest	15	48.72	48.05	64.90	46.60	35.20	29.95	27.07	29.80	27.42
Annual return Delhaize Group (1)	-69.1%	+17.2%	-31.3%	+0.3%	+63.6%	+1.3%	+57.0%	-3.9%	-1.7%	+5.4%
Evolution Belgian All Shares Return index	-22.5%	-4.9%	-5.0%	-7.2%	+43.5%	+36.2%	+25.2%	+15.9%	-3.9%	+35.5%

Ratios
Dividend yield (2)	3.7%	1.9%	2.0%	1.2%	1.1%	1.6%	1.4%	2.0%	1.8%	1.5%
Share price/shareholders’ equity (after appropriation) (2)	0.5	1.3	1.9	3.6	4.3	2.9	3.4	2.6	2.8	2.9
/net earnings per share(3)	9.1	31.1	16.4	22.9	26.2	19.7	22.3	16.7	16.5	68.2

Number of Shares
Annual volume of Delhaize Group shares traded
(in millions of EUR; Euronext Brussels)	2,568.5	3,198.6	1,520.6	1,930.4	1,688.2	1,048.6	892.4	493.3	533.0	686.7
Annual volume of Delhaize Group shares traded
(in millions of shares; Euronext Brussels)	69.3	51.9	26.4	24.6	25.9	22.8	23.6	15.9	15.8	22.2
Number of shares (in thousands; year-end)	92,393	92,393	52,032	52,017	51,963	51,717	51,717	51,315	51,294	51,285
Number of shares (in thousands; annual average)	92,068	79,494	52,023	51,983	51,824	51,717	51,603	51,303	51,291	51,284
Stock market capitalization (in millions of EUR; year-end)	1,637.2	5,400.4	2,635.4	3,890.0	3,915.9	2,410.2	2,416.6	1,559.5	1,640.3	1,695.9

(1)	Capital gains recorded during the year, including net dividend and reinvestment.

(2)	Net dividend divided by share price at year-end.

(3)	Share price/cash earnings per share was 4.9 in 2002, 13.7 in 2001 and 14.0 in 2000.

Investor and Media Contacts

For all questions regarding Delhaize Group and its stock, please contact :

Delhaize Group	Delhaize Group
Investor Relations and Corporate Communications	Investor Relations
rue Osseghemstraat 53	P.O. Box 1330
1080 Brussels	Salisbury, NC 281 45-1330
Belgium	United States
Tel.: +32 2 412 21 51	Tel.: +1 704 633 8250, ext. 3398
Fax.: +32 2 412 29 76	Fax.: +1 704 636 5024

Questions can be sent to investor@delhaizegroup.com.

Information regarding Delhaize Group (press releases, annual reports, share price, frequently asked questions) can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.

Delhaize Group News, the Company’s quarterly newsletter, provides shareholders with recent information on the Company. You can download the newsletter and subscribe to an email alert at www.delhaizegroup.com.

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GLOSSARY

Affiliated store

An independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and know-how of Delhaize Group.

American Depository Receipt (ADR)

An American Depositary Receipt represents ownership of the shares of a non-U.S. corporation. The underlying shares are held by a U.S. bank as depositary agent. The holder of an ADR benefits from dividend and voting rights pertaining to the underlying share through the bank that issued the ADR. Delhaize Group’s ADRs are traded on the New York Stock Exchange.

Average Shareholders’ Equity:

Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by 2.

Capital leases Financing leases which result in a transfer to the lessee of almost all the risk and advantages inherent to the ownership of assets.

Cash earnings

Net earnings before amortization of goodwill and intangibles, store closing charges in the normal course of business and exceptional items, net of taxes and minority interests.

Cash earnings per share (Cash EPS)

Cash earnings divided by the weighted average number of shares in the corresponding period.

Collaborative Planning, Forecasting and Replenishment (CPFR)

A collaborative Business to Business (B2B) process whereby a retailer and a supplier cooperate to improve the quality of planning, forecasting and replenishment with the goal of lowering costs and increasing sales.

Comparable store sales

Sales from the same stores, including relocations and expansions.

Corporate store

A store operated directly by Delhaize Group.

Delhaize Belgium

Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhaize The Lion Coordination Center SA, Delhome SA, Delanthuis SA, Aniserco SA, Delshop SA, Wambacq & Peeters SA and Wintrucks SA, and excludes the corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium and the Grand-Duchy of Luxembourg.

Direct goods

Goods sold to customers.

EBIT

Earnings before interest, taxes, other income/expense, exceptional items and minority interests.

EBIT margin

EBIT divided by sales.

EBITDA

Earnings before interest, taxes, depreciation, amortization, store closing charges in the normal course of business, other income/expense, exceptional items and minority interests.

EBITDA margin

EBITDA divided by sales.

Electronic Data Interchange (EDI)

Systems for the computer-based exchange of information in a structured way with suppliers, like invoices and orders.

Every Day Fair Price (EDFP)

Commercial policy aimed at offering the best products at consistent low prices.

Every Day Low Price (EDLP) Commercial policy aimed at offering the best products at the lowest prices.

Franchised store

An independent retailer to whom Delhaize Group sells its products at a net price (plus a yearly franchise fee) and who benefits from the trade name and know-how of Delhaize Group.

Free cash flow

Cash flow before financing activities less dividends and directors’ share of profit, less dividends paid by subsidiaries to minority interests.

Gross margin

Gross profit divided by sales.

Gross profit

Sales minus cost of goods sold (excluding shipping and handling costs, and income from suppliers for in-store promotions and cooperative advertising).

Group equity

Shareholder’s equity plus minority interests.

HACCP (Hazard Analysis of Critical Control Points)

A systematic approach to the identification, evaluation and control of food safety hazards.

Indirect goods

Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.

Interest coverage

EBITDA divided by net interest expenses, which is interest payable and similar charges less income from financial fixed assets and current assets.

Inventory turnover

Inventories at year-end divided by cost of goods sold, multiplied by 365.

Natural food

Food that has had a minimum (if any) processing or additives. While these products can be organically grown, they may not be.

Net debt

Long-term financial liabilities, including current portion and capital leases, plus short- term financial liabilities, minus short-term investments (excl. treasury shares) and cash.

Net debt-to-EBITDA

Net debt divided by EBITDA

Net debt-to-equity ratio

Net debt divided by Group equity (after profit appropriation).

Net earnings

Consolidated profit, net of minority interests.

Net earnings per share (EPS)

Net earnings divided by the weighted average number of shares in the corresponding period.

Net income

Net earnings

Operating leases

Lease contracts under which the Group recognizes rental expense and which do not require the capitalization of the underlying asset.

Operating margin

Operating profit divided by sales.

Organic food

Food that meets specific, governmental standards relative to the use of pesticides, fertil- izers or any other chemicals and the way natural resources (animals, energy, water,...) are treated in the production process.

Organic sales growth

Sales growth excluding sales from acquisitions and divestitures at identical exchange rates.

Outstanding shares

The number of shares issued by the Company, including the treasury shares.

Pay-out-ratio (cash earnings)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, divided by cash earnings.

Pay-out-ratio (net earnings)

Gross dividend per share multiplied by the number of outstanding shares at year-end, plus directors’ share of profit, divided by net earnings.

Return on equity (cash earnings)

Cash earnings divided by average shareholders’ equity.

Return on equity (net earnings)

Net earnings divided by average shareholders’ equity.

Salaries, Miscellaneous goods and services and Other operating income/expense

Other operating expenses excluding depreciation and amortization of goodwill and including shipping and handling costs and income from suppliers for in-store promotions and cooperative advertising.

Selling area

Net selling area, excluding storage area. Net selling area = approximately 84% of gross selling area.

Total debt

Long-term financial liabilities, including current portion and capital leases, plus short- term financial liabilities.

Trade payable days

Trade payables divided by (cost of goods sold plus miscellaneous goods and services), multiplied by 365.

Treasury shares

Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are included in the number of shares outstanding but are not included in the calculation of the weighted average number of shares for the purpose of calculating earnings per share.

Weighted average number of shares

Weighted average number of shares is the number of shares outstanding at the beginning of the period (less treasury shares), adjusted by the number of shares cancelled, repur- chased or issued during the period multiplied by a time-weighting factor. The time- weighting factor is the number of days that the specific shares are outstanding as a pro- portion of the total number of days in the period.

Withholding tax

Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

76 | Delhaize Group | Annual Report 2002

COMPANY INFORMATION

DELHAIZE GROUP	Belgium	Southern and Central Europe

Head and registered office:	DELHAIZE BELGIUM	ALFA-BETA VASSILOPOULOS
rue Osseghemstraat 53	Rue Osseghemstraat 53	81, Spata Ave., Gerakas
1080 Brussels	1080 Brussels	Athens
Belgium	Belgium	Greece
Tel: +32 2 412 21 11	Tel: +32 2 412 21 11	Tel: +30 10 661 25 01
Fax: +32 2 412 21 94	Fax: +32 2 412 21 94	Fax: +30 10 661 26 75
http://www.delhaizegroup.com	www.delhaize.be	www.ab.gr

Brussels register of commerce no. 8831	DI	DELVITA
V.A.T.: BE 402.206.045	Rue Osseghemstraat 53	Za Panskou zahradou 1018
	1080 Brussels	252 19 Rudná
	Belgium	Czech Republic
OPERATIONS	Tel: +32 2 412 21 11	Tel: +420 311 609 111
	Fax: +32 2 412 21 94	Fax: +420 311 679 465
United States	www.di.be	www.delvita.cz

FOOD LION	TOM & CO	MEGA IMAGE
P.O. Box 1330, 2110 Executive Drive	Rue Osseghemstraat 53	Bd.Ion Michalache 92
Salisbury NC 28145-1330	1080 Brussels	Sektor 1
U.S.A.	Belgium	Bucuresti
Tel: +1 704 633 82 50	Tel: +32 2 412 25 57	Romania
Fax: +1 704 636 49 40	Fax: +32 2 412 25 99	Tel: +40 21 224 66 77
www.foodlion.com	www.delhaize.be	Fax: +40 21 224 60 11

HANNAFORD	CADDY-HOME
145 Pleasant Hill Road	Bld de l'Humanité 219-221	Asia
Scarborough – ME 04074	1620 Drogenbos
U.S.A.	Belgium	FOOD LION THAILAND
Tel: +1 207 883 2911	Tel: +32 2 378 22 96	2nd Floor Food Lion Supermarket
Fax: +1 207 883 7555	Fax: +32 2 378 20 32	55/5 Moo 1 Srinakarin Road
www.hannaford.com	www.caddyhome.be	Nongborn, Pravate
Bangkok 10260
KASH N’ KARRY		Thailand
6422 Harney Road		Tel: +66 2 721 55 80
Tampa – FA 33610		Fax: +66 2 721 34 20
U.S.A.
Tel: +1 813 620 11 39		SUPER INDO
Fax: +1 813 626 95 50		JL Ancol I nr. 9-10
www.kashnkarry.com		Ancol Barat
Jakarta 14430
Indonesia
Tel: +62 21 690 58 76
Fax: +62 21 690 58 77

SHOP N SAVE
No 48 Geylang Lorong 21
04-01 Thai Thong Hung Building
Credits		Singapore 388464
Tel: +65 67 46 91 88
Design & production: www.concerto.be		Fax: +65 68 42 74 88
Photos: Dimitri Lowette, Jacky Delorme, André Goldberg, Nicolas van Haaren, Dustin Peck Photography (U.S.), Warren Roos Photography (U.S.), FPX.		www.shopnsave.com.sg
Rewriting: Corporate Report(US) Printing in Belgium by Dereume Printing

www.delhaizegroup.com